NORSK HYDRO financial review

Total operating revenues for 2002 by area in NOK billion

EBITDA in NOK billion

FINANCIAL REVIEW

NOK million	2002	2001	2000
Operating revenues	162,936	152,835	156,861
Operating costs and expenses	(143,095)	(131,752)	(128,395)

Operating income	19,841	21,083	28,466
Non-consolidated investees	33	566	672
Interest income and other financial income	1,418	2,847	1,747
Other income, net	219	578	3,161

Earnings before interest expense and taxes (EBIT)	21,511	25,074	34,046
Interest expense and foreign exchange gain/(loss)	517	(3,609)	(3,905)

Income before taxes and minority interest	22,028	21,465	30,141
Income tax expense	(13,278)	(13,750)	(16,178)
Minority interest	15	177	18

Net income	8,765	7,892	13,981
Earnings per share (NOK)	34.00	30.50	53.40

This discussion should be read in conjunction with the information contained in the Company’s consolidated financial statements and the related notes included in this annual report. In order to fully understand the discussion below pertaining to the Company’s business model and related strategies, the reader is encouraged to review Hydro’s annual report on Form 20-F for the year ended December 31, 2002 filed with the US Securities and Exchange Commission (the SEC). The Form 20-F is available directly on the SEC’s electronic system (EDGAR) which can be accessed through the SEC’s website at www.sec.gov and also on Hydro’s internet site.

SUMMARY OF KEY DEVELOPMENTS IN 2002

Norsk Hydro’s net income improved approximately 11 percent in 2002 compared to the previous year. The improvement was primarily due to a significant increase in oil and gas production, more extensive aluminium operations following the acquisition of VAW in the first quarter, unrealized gains in connection with energy contracts and unrealized gains associated with the Company’s debt due to changes in currency rates. Lower oil and gas prices, stated in Norwegian kroner (NOK), difficult market conditions for the aluminium industry, and the strengthening of the Norwegian kroner negatively impacted the results.

     Market conditions for the Company’s aluminium operations have been difficult, while the high price of oil has been a strong positive factor. There is considerable uncertainty associated with international economic development in the future. This implies a large degree of uncertainty with regards to price development for Hydro’s main products in 2003. Hydro will continue to emphasize efforts to improve the Company’s competitiveness while maintaining financial strength. In 2002, Hydro achieved a return on gross investment (CROGI) which was consistent with established targets for the year. The debt/equity ratio, defined as net interest-bearing debt relative to equity, remains strong despite significant acquisitions, which reflects a strong cash flow throughout the year. Productivity improved in all business areas, particularly in the oil and energy segment, where a significant production increase made an important contribution to the Company’s profitability.

Non-GAAP Measures of Financial Performance
Within this discussion, Hydro refers to certain non-GAAP financial measures, including cash return on gross investment (CROGI) and EBITDA, each of which is defined below. Hydro’s management makes regular use of these cash flow-based indicators to measure its performance, both in absolute terms and comparatively from period to period. These measures are viewed by management as providing a better understanding - for management and investors - of:

•	the rate of return on investments over time, in each of its capital intensive businesses, and

•	the operating results of its business segments

Hydro also measure CROGI based on a long-term price set. This is in order to not place undue importance on such variables as historically high or low prices of its commodity products, and the effects of changes in currency exchange rates.

A reconciliation of Operating income to EBITDA for each of Hydro’s operating segments is presented in the following table:

Operating income – EBIT – EBITDA Year 2002

				Selected			Depr.
	Operating	Non-cons.	Interest	financial	Other		and
NOK million	income (loss)	Investees	Income	items	income	EBIT	amort.	EBITDA
Exploration and Production	14,329	31	100	5	77	14,542	8,790	23,332
Energy and Oil Marketing	1,592	148	26	(6)	—	1,760	222	1,982
Eliminations	26	—	—	—	—	26	—	26

Hydro Oil and Energy	15,947	179	126	(1)	77	16,328	9,012	25,340

Metals	1,690	(275)	19	92	—	1,526	1,177	2,703
Rolled Products	(295)	7	5	5	—	(278)	536	258
Extrusion and Automotive	14	49	18	(10)	—	71	1,013	1,084
Other and eliminations	289	—	—	—	—	289	—	289

Hydro Aluminium	1,698	(219)	42	87	—	1,608	2,726	4,334

Hydro Agri	2,207	57	206	29	166	2,665	1,280	3,945

Other activities	13	12	178	(271)	—	(68)	1,112	1,044
Corporate and eliminations	(24)	4	996	26	(24)	978	17	995

Total	19,841	33	1,548	(130)	219	21,511	14,147	35,658

Operating Results and EBITDA

The change in EBITDA for the Group in 2002 and the most important items affecting the change follow:

EBITDA for 2002	35,658
EBITDA for 2001	37,757

Change in EBITDA	(2,099)

Prices and currency, Exploration and Production	(4,380)
Margin including currency	(3,610)
Volume	5,280
Production and exploration costs, Exploration and Production	(2,490)
Fixed costs	1,365
Non-recurring items and Restructuring costs	365
Trading and price hedging, Metals	790
Unrealized LME effects – Aluminium	315
New business 1)	2,780
Non-consolidated investees	(128)
Interestincome and other financial income	(1,531)
Other income	(359)
Other	(496)

Total change in EBITDA	(2,099)

1)	EBITDA contributed by newly acquired VAW and Technal.

EBITDA for Oil and Energy was NOK 25,340 million in 2002, a reduction of 8 percent in relation to 2001. Hydro’s oil and gas production in 2002 averaged 480,000 barrels of oil equivalents (boe) per day, an increase of some 14 percent from 2001. The positive effect of the increased production was largely offset by lower oil prices stated in NOK as a result of the strong appreciation of the NOK against the USD. Average production for 2003 is estimated at 510,000 boe per day. Hydro’s access to new oil and gas reserves, including the purchase and sale of field licenses and the effect of production sharing agreements (PSA) on international fields, comprised 187 percent of its annual production. The reserve replacement ratio was 98 percent, excluding purchases and sales of licenses and the effect of PSAs on international fields. Exploration activities in 2002 were disappointing and approximately NOK 3.6 billion were expensed for the year.

     Aluminium EBITDA for 2002 increased to NOK 4,334 million from NOK 2,543 million primarily as a result of the VAW and Technal acquisitions which contributed to EBITDA of NOK 2,485 million. Operations expanded significantly in 2002 with the integration of these businesses during the year. Efforts to realize synergies and other improvement programs continued according to plan. Aluminium’s underlying results reflected difficult market conditions which impacted all sub-segments during 2002. In response to the economic conditions, customers reduced their inventories which led to a decline in demand for metal products. As a result, overcapacity in the markets put pressure on both LME prices and product margins. The strong Norwegian kroner and high salary and cost levels in Norway contributed significantly to a weakened competitive position for Norwegian production units. This, in combination with low aluminium prices, resulted in weak results for these Norwegian units.

     Agri achieved an EBITDA in 2002 of NOK 3,945 million compared to NOK 4,402 million in 2001. The decline was caused by the appreciation of the NOK relative to the USD and EUR. EBITDA expressed in USD remained unchanged at approximately USD 500 million. Agri maintained its level of earnings from the previous year, despite a weak fertilizer market during most of the year. Market shares increased in Europe and sales volumes outside of Europe increased to a level greater than sales in the European market.

     During 2002, KFK divested substantial parts of its operations. In addition, Hydro signed an agreement for the sale of the Flexible Packaging unit to Alcan Inc., which the EU Commission announced it would not oppose in late February 2003. In total, Hydro has entered into contracts for divestments of over NOK 6 billion out of its total target for 2002-2003 of NOK 10 billion.

     Earnings from non-consolidated investees were 33 million in 2002 compared to NOK 566 million in 2001. Currency losses of NOK 460 million in a non-consolidated investee in Brazil which produces alumina, was expensed in 2002, compared to NOK 159 million in 2001.

     Hydro Energy has outstanding purchase contracts for electricity that are primarily intended to secure the power supply for other operating segments within Hydro. Accordingly, Energy has corresponding sales contracts with other units within the Group. Contracts meeting certain criteria are deemed to be derivative contracts and are revalued at market value at the end of each period. At the end of 2002, exceptionally high electricity prices in Norway led to unrealized gains on external derivative contracts and corresponding losses on related internal sales contracts for Hydro Energy. Hydro units account for power contracts with Hydro Energy as ordinary purchase contracts. Therefore, such contracts are not revalued at market value at the end of each period. Elimination of the effects of the market valuation on internal contracts resulted in a positive effect on operating result and EBITDA of NOK 588 million, and was included in the Group eliminations. There have been no such significant effects in previous years. The value of the energy contracts portfolio will fluctuate in accordance with changes in market prices and the size and composition of the portfolio at any given time. Electricity prices have fallen after yearend, and the value of these contracts has been reduced.

     Net financial income for 2002 was NOK 1,935 million, including a currency gain of NOK 3,262 million. During the year the US dollar and closely linked currencies such as the Canadian dollar weakened considerably against the Norwegian kroner, the EURO and the Australian dollar, resulting in unrealized currency gains on loans and currency forwards but also currency losses on receivables. Hydro started the year with an extraordinarily high cash level which was subsequently used for funding the VAW acquisition early in the year. As a result, interest income has been lower in 2002 than in the preceding year. Net interest-bearing debt at the end of 2002 was NOK 34 billion, an increase of NOK 13 billion compared to 2001. There has been no new issuance of debt during the year, however, a certain amount of the debt assumed as part of the VAW acquisition remained outstanding at year-end.

     The provisions for current and deferred taxes for 2002 amounted to NOK 13,278 million, approximately 60 percent of income before tax. This amount is mainly comprised of current taxes. The equivalent figures for 2001 were NOK 13,750 million and 64 percent. On February 7, 2003, the Norwegian Supreme Court unanimously decided to accept Norsk Hydro’s tax treatment of Group contribution for the year 1993. Hydro will be reimbursed NOK 177 million in taxes and NOK 148 million in interest which will be reported in the first quarter 2003 results.

EBITDA and reconciliation to income before taxes and minority interest

Hydro’s steering model, Value-Based Management, reflects Hydro’s focus on cash flow based indicators, before and after taxes, to measure performance in Hydro’s operating segments. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as “Other income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investees. Hydro’s definition of EBIT-DA may differ from that of other companies.

     EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of Hydro’s results of operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles.

     The EBITDA figures by core business area are presented in the table below, in addition to the reconciliation from EBITDA to income before taxes and minority interest.

EBITDA NOK million	2002	2001	2000
Hydro Oil and Energy	25,340	27,604	30,641
Hydro Aluminium	4,334	2,543	5,501
Hydro Agri	3,945	4,402	3,553
Other	2,039	3,208	6,914

Total EBITDA	35,658	37,757	46,609

Depreciation	(13,912)	(12,273)	(12,538)
Restructing write-down	—	(261)	—
Amortization of excess value of non-consolidated investees	(235)	(149)	(25)
Interest expense	(3,189)	(3,721)	(4,045)
Capitalized interest expense	607	685	1,029
Net foreign exchange gain/(loss)	3,262	(416)	(655)
Other financial items	(163)	(157)	(234)

Income before taxes and minority interest	22,028	21,465	30,141

Another cash flow based indicator used by Hydro to measure its performance is cash return on gross investment (CROGI). CROGI is defined as gross cash flow after taxes, divided by average gross investment. “Gross cash flow” is defined as EBITDA less total tax expense. “Gross investment” is defined as total assets (exclusive of deferred tax assets) plus accumulated depreciation and amortization, less all short-term interest free liabilities except deferred taxes. CROGI in 2002 was 8.5 percent compared with 9.4 percent in 2001. In order to measure the underlying performance development, CROGI is calculated based on midcycle product prices and currency rates – socalled normalized prices. In addition restructuring costs and gains and or losses on divestments, reported as “Other income, net” are excluded. Based on normalized prices, CROGI in 2002 was approximately 9 percent compared to approximately 8 percent in 2001. The normalized prices used are: an oil price of US dollar 18 per barrel, an aluminium price (London Metal Exchange) of US dollar 1,500 per tonne, a CAN 27 fertilizer price of US dollar 113 per tonne and a US dollar – Norwegian kroner exchange rate of 8.00.

     The following table presents a reconciliation of total assets to gross investment for 2002 and 2001:

CROGI Total Hydro

Reconciliation of Operating Income to Gross Cash Flow

NOK million	2002	2001	2000
Operating Income	19,841	21,083	28,466
+ Equity in net income non-consolidated investees	33	566	672
+ Interest Income (Note 8)	1,515	2,762	1,803
+ Net loss on securities (Note 8)	(269)	(113)	(168)
+ Dividends received (Note 8)	172	198	112
+ Other Income (Note 9)	219	578	3,161
+ Depreciation, depletion and amortization	13,912	12,273	12,538
+ Restructuring write-down (Note 6)	—	261	—
+ Amortization of excess value for non-consolidated investees (Note 13)	235	149	25
= EBITDA	35,658	37,757	46,609

- Tax expense	(13,278)	(13,750)	(16,178)

Gross Cash Flow	22,380	24,007	30,431

Reconciliation of Total Assets to Gross Investments

NOK million	2002	2001
Total Assets	207,211	197,922
Deferred Tax Assets	(4,110)	(3,104)
Other Current Liabilities	(38,331)	(32,245)
Accumulated Depreciation PP&E	99,217	95,215
Accumulated Depreciation Goodwill and Intangible Assets	2,284	2,357
Accumulated Amortization of Goodwill and Excess Value in Non-consolidated Investees	406	357
Other	(1,281)	(1,663)

Gross Investment	265,396	258,839

The development of Hydro’s result is primarily effected by price developments of Hydro’s main products oil, aluminium and fertilizer in addition to foreign currency fluctuation of the most significant currency, the US dollar, against the Norwegian krone. For an indication of the sensitivity regarding prices and foreign currency fluctuation for 2003, refer to the table below. The sensitivity analysis is based on 2003 expected production volumes as well as normalized prices, shown above. The table illustrates the Income Statement’s sensitivity before and after tax.

Indicative income statement sensitivities

NOK million
Price sensitivity	Pre tax	After tax	Change
Oil price sensitivity O&E	1,300	350	1 USD
Oil price sensitivity Agri	(110)	(80)	1 USD

Oil price sensitivity	1,190	270	1 USD
LME price sensitivity Aluminium	830	580	100 USD
CAN price sensitivity Agri	500	350	10 USD
USD sensitivity *
USD sensitivity O&E	3,000	810	1 NOK
USD sensitivity Aluminium	1,650	1,160	1 NOK
USD sensitivity Agri	800	560	1 NOK

USD sensitivity Hydro	5,450	2,530	1 NOK

USD sensitivity Financial Items **	(2,440)	(1,340)	1 NOK

USD sensitivity NET	3,010	1,190	1 NOK

*	USD sensitivity estimates assuming USD/NOK changes, all other currencies fixed against NOK
**	Excluding cash flow hedges and equity hedge of total exposure USD 1,275 million and USD 400 million debt in USD-based subsidiaries

Hydro’s Critical Accounting Policies

In December 2001, the SEC issued Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies,” referred to as FR 60, suggesting that companies provide additional disclosure and commentary on those accounting policies considered most critical. FR 60 considers an accounting policy to be critical if it is important to a company’s financial condition and results and requires significant judgment and estimates on the part of management and its application.

     Hydro’s consolidated financial statements and supplementary information were prepared in accordance with generally accepted accounting principles in the US (US GAAP) and in Norway (N GAAP). Note 1 in the Notes to the consolidated financial statements describes Hydro’s significant accounting policies. Inherent in many of the accounting policies is the need for management to make estimates and judgments in the determination of certain revenues, expenses, assets, and liabilities. The following accounting policies represent the more critical areas that involve a higher degree of judgment and complexity which, in turn, could materially impact Hydro’s financial statements if various assumptions were changed significantly. Hydro’s senior management has discussed estimates underlying certain of its critical accounting policies with its independent auditors.

Hydro believes that the following represents its critical accounting policies as contemplated by FR 60.

Oil and Gas Exploration Costs

Hydro uses the “successful efforts” method of accounting for oil and gas exploration and development cost. Oil and gas exploration costs, excluding exploratory well costs, are charged to expense as incurred. Drilling costs for USD exploratory wells are capitalized until a determination can be made as to whether proved reserves exist. Costs related to acquisition of exploration rights are allocated to the relevant geographic areas and are charged to operating expense if no proved reserves are determined to exist. If proved reserves are determined to exist, the acquisition costs, and cost of exploration wells are amortized to become part of the cost of oil and gas produced. Management interprets geological information in order to make a judgment on the existence of proved reserves.

     A determination that proved reserves do not exist can result in a reduction to long-term assets and an increase in operating costs. The amount of the impact depends on the level of current drilling activity and the amount of exploration costs currently capitalized. During 2002, exploration activity (expenditures) totalled NOK 2,495 million, of which NOK 430 million was capitalized during the year. Including capitalized exploration costs and acquisition costs from prior periods, NOK 3,558 million was expensed during the year. At the end of 2002, NOK 1,398 million of such costs were capitalized pending the evaluation of drilling results and planned development, of which NOK 82 million relates to acquisition costs.

Proved Oil and Gas Reserves

Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reserves are revised as oil and gas are produced and additional data become available. Future changes in proved oil and gas reserves can materially impact unit-of-production rates for depreciation, depletion, amortization, decommissioning and removal provisions as well as for impairment testing for upstream assets.

     Downward revisions in reserve estimates or decline in oil price can result in higher depreciation and depletion expense in future periods. If the changes were significant enough that the estimated future cash flows from the remaining reserves were insufficient to recover the unamortized capitalized costs, a write-down of the assets’ book value would result. Conversely, upward revisions in reserve estimates can result in lower future depreciation, depletion and amortization. Depreciation, depletion and amortization related to oil and gas producing activities in 2002, 2001 and 2000 were NOK 8,553 million, NOK 7,423 million and NOK 7,596 million, respectively.

Commodity Instruments and Risk Management Activities
Hydro’s revenues, operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing commodity prices for oil, LME, and the US dollar exchange rate. The historical volatility in these commodity prices materially affects Hydro’s financial condition, liquidity, ability to obtain financing, and operating results. Depressed prices can have a negative impact on Hydro’s financial results. The majority of Hydro’s oil and aluminium production is sold at market prices. To mitigate unwanted price exposure and to protect against undesirable price developments, Hydro utilizes physical and financial commodity instruments on a limited bases. Entering into such positions requires management to make judgements about market conditions and future price expectations. It is important to note that use of such instruments may prohibit Hydro from being able to realize the full benefit of a market improvement. To further understand Hydro’s sensitivity to these factors please refer above to the “Indicative income statement sensitivities” table.

Asset Retirement Obligations
Hydro has adopted as of January 1, 2003 SFAS 143, “Accounting for Asset Retirement Obligations.” Among other things, SFAS 143 requires significant changes in the accounting treatment for asset retirement obligations such as abandonment of oil and gas production platforms, facilities and pipelines. Specifically, the fair value of a liability for an asset retirement obligation is required to be recorded when incurred. Furthermore, the liability is to be accreted for the change in its present value each reporting period. Determination of the obligation requires management to make assumptions about the future costs associated with removal, including which assets will require removal, the timing and the method of removal. Moreover, determination of the fair value of the liability includes assessing the appropriate discount rate to use and the useful life of the related long-lived asset based on comparable market terms. Asset retirement obligations have the most significant impact on the property plant and equipment and long-term liabilities of Oil and Energy. Revisions of estimates for asset retirement obligations will influence asset value and future operating expenses.

Impairment of Long-Lived Assets
Hydro adopted as of January 1, 2002 SFAS 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” Under SFAS 144, management is required to assess the conditions that could cause an asset to become impaired and require a write-down upon determination of impairment for long-lived assets held by the Company. These conditions include whether a significant decrease in the fair value of the asset(s) has occurred, changes in the Company’s business plan for the asset(s) have been made, or whether a significant adverse change in the local business and legal climate has arisen. The amount of such an impairment charge is based on the estimated fair value of the asset compared to its carrying value. Fair value measurements include assumptions made regarding future cash flows associated with the asset under evaluation.

     Impairment charges result in a decrease to property, plant and equipment on the balance sheet and an increase in operating costs.

Contingencies and Environmental Liabilities
Contingencies and environmental liabilities are recorded when such items are asserted, or are probable of assertion, and the amount of potential loss can be reasonably estimated. Evaluation of contingencies requires management to make assumptions about the probability that contingencies will be realized and the amount or range of amounts that may ultimately be incurred. Environmental liabilities require interpretation of scientific and legal data, in addition to assumptions about probability and future costs. Changes in these assumptions can affect the timing and amounts of recorded liabilities and costs.

Business Combinations
In accounting for the acquisition of VAW Aluminium AG and Technal, a French building systems company, Hydro was required to determine the fair value of assets, liabilities, and intangible assets at the time of acquisition. Purchase accounting is subject to a number of assumptions including useful lives of assets, discount rates in different environments, replacement costs and timing of certain future cash flows.

     The purchase price in the VAW acquisition was EUR 1,911 million (NOK 14.9 million). See Note 2 in Notes to the consolidated financial statements for a specification of the allocation of this purchase price to assets and liabilities acquired. The purchase price allocation is preliminary and will be finalized during the first quarter of 2003. Any revisions in the amount allocated to the assets and liabilities acquired will result in adjustments to goodwill.

Goodwill and Intangible Assets
Under SFAS 142, “Goodwill and Other Intangible Assets,” goodwill and certain intangible assets are no longer systematically amortized, but reviewed at least annually for impairment.

     The largest portion of goodwill was recorded in the North America sector of the Extrusion and Automotive subsegment. Management assessed the fair value of the sector’s goodwill to the carrying value of the sector’s net assets. Assumptions related to certain cash flow forecasts and the discount rate was made reflecting the sector’s industry. Total goodwill evaluated for impairment during 2002 was approximately NOK 1,200 million. An impairment of NOK 52 million was recorded related to divestment of certain assets.

Intangible assets determined to have indefinite useful lives are not amortized until a finite life can be estimated. Such assessment requires management to look at the legal, regulatory, competitive, and contractual factors to determine whether the useful life of the asset acquired was considered to be indefinite. In relation to the acquisition of Technal, management assessed the trademarks acquired based on such factors and determined that they had finite useful lives. Goodwill and intangible assets are included in prepaid pension, investments, and other non-current assets.

Income Taxes
Hydro calculates deferred income tax expense based on the difference between the tax assets’ carrying value for financial reporting purposes and their respective tax basis that are considered temporary in nature. This computation requires management’s interpretation of complex tax laws and regulations in many tax jurisdictions where Hydro operates. Valuation of deferred tax assets is dependent on management’s assessment of future recoverability of the deferred benefit. Management’s judgement may change and consequently such may effect the results for each reporting period.

Employee Retirement Plans
Hydro’s employee retirement plans consist primarily of defined benefit pension plans. Measurement of obligations under the plans requires a number of assumptions and estimates to be made by management. These include future salary levels, inflation, discount rates, years of future service, and rate of return on plan assets. Changes in these assumptions can influence the funded status of the plan as well as the net periodic pension expense.

Business Segment Information
Hydro’s operating segments consist of the three core business areas Oil and Energy, Aluminium and Agri. Each business area is divided into sub-segments representing different parts of the value chain follows:

Oil and Energy:	Exploration and Production Energy and Oil Marketing

Aluminium:	Metals (Primary Metals and Metal Products) Rolled Products Extrusion and Automotive (including the North America sector)

Agri:	Agri (Fertilizer and Industrial Gases and Chemicals)

In addition, Hydro is in the petrochemicals business and is engaged in other activities. A discussion of the operating results for each of the sub-segments within Hydro’s core business areas, as well as for Other Activities, follows.

HYDRO OIL AND ENERGY

EBITDA in NOK billion

NOK million	2002	2001	2000
Operating Revenues	51,741	52,016	55,123
Operating Income	15,947	19,178	21,804
EBITDA	25,340	27,604	30,641
Gross Investment	140,119	128,705	120,608
CROGI	11.9%	13.0%	14.4%
Number of employees	4,039	3,891	3,912

Hydro Oil and Energy consists of the sub-segments “Exploration and Production” and “Energy and Oil Marketing”. Exploration and Production includes Hydro’s oil and gas exploration activities, field development activities and operation of production and transportation facilities. Energy and Oil Marketing includes Hydro’s commercial operations in the oil, natural gas and power sectors, the operation of the Hydro’s power stations as well as marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers. Energy and Oil Marketing buys and/or sells almost all oil production from Exploration and Production, and sells the equity gas production on a commission basis. For this reason, the activities of Energy and Oil Marketing (excluding power production), is predominantly a margin dominated business.

Summary of key developments in 2002
Hydro Oil and Energy’s operating income in 2002 was NOK 15,947 million, a decrease of 17 percent compared to 2001. 2002 EBITDA of NOK 25,340 million was down 8 percent, compared to the prior year. Operating income showed a higher decrease than EBITDA because higher total depreciation costs in 2002, due to higher oil and gas production, only affected operating income.

     The most significant developments which influenced Hydro Oil and Energy’s operating results in 2002 were as follow:

•	Hydro’s position in core areas on the Norwegian Continental Shelf (NCS) was strengthened through the acquisition from the Norwegian state (the State’s Direct Financial Interest or SDFI) of increased interests in Hydro-operated Oseberg, Tune and Grane fields, which added 187 million barrels of oil equivalent (boe)

of reserves, and increased the average annual production in 2002 by 24,000 boe per day.

•	Oil and gas production increased by 14 percent to 480,000 boe per day (boed) from both fields on the NCS and internationally. However, the effect of the increased production on operating income was to a large extent offset by lower oil prices, stated in Norwegian kroner, as a result of the appreciation of the Norwegian kroner against the US dollar.

•	Exploration activity in 2002 reached a record level of NOK 2,495 million, of which approximately 74 percent was dedicated to exploration activity outside the NCS. Total exploration costs of NOK 3,558 million were expensed in 2002, mainly due to disappointing drilling results. This included the costs of exploration wells and acquisition cost for exploration rights capitalized in previous years, amounting to NOK 1,492 million.

•	Including purchase and sale of reserves and the effect of production sharing agreements (PSA) on certain international fields, Hydro’s reserve replacement ratio was 187 percent for 2002. The reserve replacement ratio was 98 percent excluding purchase and sales of reserves and effects of PSA.

•	Operating income from Energy and Oil Marketing activities increased by 17 percent to NOK 1,592 million, of which approximately NOK 220 million represented an unrealized gain resulting from marked to market valuation of the electricity contracts portfolio due to the unusually high Nordic electricity prices at the end of 2002. Electricity prices have subsequently declined and it is expected that the unrealized gain will be partly reversed over the coming quarters.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002		25,340
EBITDA for 2001		27,604

Change in EBITDA		(2,264)

Prices and currency
- oil	310
- gas	(1,495)
- currency	(3,135)
- putoptions	(60)

		(4,380)
Volume		4,660
Fixed costs		185
Production costs		(330)
Exploration costs		(2,160)
Other income		(102)
Other		(137)

Total change in EBITDA		(2,264)

EXPLORATION AND PRODUCTION

NOK million	2002	2001	2000
Operating Revenues	34,009	33,282	35,494
Operating Income	14,329	17,813	20,108
EBITDA	23,332	25,768	28,656
Gross Investment	128,486	118,563	111,021
CROGI	11.8%	13.1%	14.5%
Number of employees	2,838	2,724	2,628

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	23,332
EBITDA for 2001	25,768

Change in EBITDA	(2,436)

Prices and currency	(4,380)
Volume	4,595
Production costs	(330)
Exploration costs	(2,160)
Other Income	77
Other	(238)

Total change in EBITDA	(2,436)

Revenues and market conditions
Exploration and Production’s operating revenues in 2002 were NOK 34,009 million, an increase of approximately 2 percent from the previous year. The main reason for the increase was the higher level of production of oil and gas in 2002, up approximately 14 percent compared to 2001. The effect of the increased production on 2002 operating revenues and income was offset to a large extent by the lower oil prices, stated in Norwegian kroner, as a result of the appreciation of the Norwegian kroner against the US dollar. In addition realized gas prices were lower in 2002 compared to 2001. The average realized oil price in Norwegian kroner was NOK 194 (USD 24.70) per barrel in 2002 compared with NOK 217 (USD 24.20) in 2001. Hydro realized an average gas price in 2002 of NOK 0.95 per standard cubic meter compared to the average realized gas price in 2001 of NOK 1.21 per standard cubic meter. The decrease reflects the decline in oil product prices (gas prices under long-term contracts primarily follow oil product price developments with a time lag) and strengthening of Norwegian kroner against Euro.

     Exploration and Production’s average total production of oil and gas in 2002 was 480,000 boed compared to 421,000 boed in 2001. This includes production limits set by the Norwegian government of an average of 7,500 boed in the first half of 2002. Oil production accounted for 77 percent of the total production in 2002, approximately the same percentage as in 2001. Gas production increased to a total of 6.4 billion standard cubic meters in 2002 compared to 5.4 billion standard cubic meters in

2001. Oil and gas production reached its peak in fourth quarter in 2002, with an average production of 540,000 boed.

     Hydro experienced strong production growth from both Norwegian and international fields. Production from Norwegian fields increased partly as a result of the purchase of SDFI assets, which increased its interests in the Oseberg fields, and partly due to increased production from the Snorre B and Åsgard fields. Outside the NCS increased production came from the Girassol field in Angola (production start in December 2001) and the Terra Nova field in Canada (production start in January 2002). International production accounted for 10 percent of the total oil and gas production, up from 4 percent in 2001. Maintenance stops in 2002, primarily in the third quarter, caused production losses (or delayed production) of approximately 9,000 boed, compared to approximately 11,000 boed in 2001.

     As Energy and Oil Marketing purchases and sells Hydro’s Norwegian equity production of oil, about 67 percent of Exploration & Production’s revenues in 2002 were from internal sales. Equity production of gas and international oil production are sold by Energy and Oil Marketing on behalf of Exploration and Production and account for the majority of the external revenues.

     Exploration and Production also derives revenues from ownership interests in the oil and gas transportation systems on the NCS. These systems include pipelines and processing plants. Hydro’s interests in fields on the NCS and its interests in the transportation systems have been fairly closely aligned, such that tariff revenues and costs largely offset one another. In 2002, Hydro incurred tariff costs that exceeded tariff revenues, primarily reflecting its higher interest in the Oseberg fields than in the transportation systems used by these fields.

Operating costs
Operating costs consist of exploration costs, production costs, net transportation costs, depreciation and abandonment costs and other income/cost. In 2002, Hydro’s total operating costs was NOK 100 per boe, an increase from the 2001 level mainly due to increased exploration costs. The 2002 operating costs (excluding exploration costs) of NOK 79 per boe were in line with the 2001 operating costs (excluding exploration costs) of NOK 81 per boe.

     Hydro’s total exploration costs and cost of appraisal of discoveries amounted to NOK 3,558 million in 2002, compared to NOK 1,400 million in 2001. Costs related to exploration activity for 2002 were NOK 2,495 million, compared to NOK 2,018 million in 2001. In 2002, a major part (74 percent) of Hydro’s exploration activity was dedicated to areas outside the NCS, mainly in Angola, Canada, Iran and the Gulf of Mexico.

     Exploration activity includes the costs of exploration wells, geological studies, field development studies, the purchase of seismic data and studies, administration of exploration licenses, area fees and, in certain international areas, acquisition costs of exploration rights (fees paid for access to prospective exploration areas). Exploration activity is accounted for according to the successful efforts method. Drilling costs for exploration wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to the operating expense. Costs relating to acquired exploration rights are allocated to the relevant areas and charged to operating expense upon determination that proved reserves will not be found in the area. All other exploration activity is expensed as incurred. Well costs and acquisition costs of exploration rights, that have been capitalized in previous years, are expensed if future development is not considered commercial.

     Of a total of 31 exploration wells that were completed in 2002, 12 proved successful as of year-end 2002, and 2 remained under evaluation. Discoveries were made in Angola, Libya, Canada and Norway, but the overall result from 2002 exploration activity was not satisfactory. Of Hydro’s total exploration activities in 2002, NOK 2,066 million was expensed primarily due to unsuccessful result mainly in Angola, Gulf of Mexico, Trinidad and Norway.

     In 2002, total exploration costs were higher than the cost relating to exploration activity due to expensing of previously capitalized costs of exploration wells and acquisition costs in the amount of NOK 1,492 million. This included acquisition costs paid for accessing prospective exploration areas as Block 34 in Angola and Gulf of Mexico that were capitalized in 2001. As a result of disappointing exploration wells mainly in Angola and Gulf of Mexico, such costs totaling NOK 1,118 million, together with the well costs, were expensed during 2002. At the end of 2002, remaining capitalized acquisition costs of exploration rights amounted to NOK 82 million.

     Hydro’s average production cost, defined as the cost of operating fields, including CO2 emissions tax, insurance, gas purchased for injection, and lease costs for production installations (but excluding transportation tariffs, operating cost transportation systems and depreciation), was NOK 23 per boe in 2002, compared to NOK 24 per boe in 2001. The cost of operating fields includes offshore operational costs, maintenance, onshore technical support, logistics and administrative support. All operations are under extensive cost control, and Hydro’s operated fields are benchmarked against other operators. This control and benchmarking enabled 2002 production costs per boe to remain at approximately the same level as in the previous year despite an average increase in wages in the Norwegian industry of approximately 5 percent in 2002. The increased production efficiency led to higher production and more effective operations, and thus lower costs per boe.

     Total depreciation cost increased in 2002 as a result of higher production levels. Depreciation, including accruals for abandonment and well closure costs and write-downs (but excluding depreciation on transportation systems), averaged NOK 46 per boe in 2002, the same level as in 2001. The 2002 depreciation cost figure included a write-down on the Vale satellite totaling NOK 174 million. Depreciation and accruals for abandonment and well closure are accounted for under the unit of production method under which fields are depreciated over the production profile of the proved developed reserves. Costs capitalized for depreciation include expenditures for platform and sub-sea installations, productions wells, inter-field pipelines, capitalized interest and capitalized exploration. The complexity of developing fields in deep water requires considerable expenditures that generally lead to relatively high depreciation costs per boe. Depreciation makes up a larger part of Hydro’s total operating costs per boe than production costs. Capital expenditures are subject to extensive cost control measures in order to reduce charges over the life of the fields. Efforts are also aimed at improving recovery and increasing reserves, which translate into lower operating costs per boe.

     Net transportation costs include operating costs for transportation systems, depreciation on transportation systems (on a linear basis according to the license period), tariff revenues and tariff costs. Net transportation costs were NOK 9 per boe in 2002, the same level as in 2001, but are expected to increase mainly as a result of higher ownership interests in fields than in the transportation system used by these fields. The establishment, effective as of January 1, 2003, of Gassled, the new gas transportation joint venture on the NCS, is not expected to substantially change Hydro’s overall net transportation costs.

Operating income and EBITDA
Exploration and Production’s operating income in 2002 was NOK 14,329 million, down NOK 3,484 million (20 percent) from the prior year. Exploration and Production’s EBITDA in 2002 was NOK 23,332 million, down NOK 2,436 million (9 percent) from the prior year. The main contributor to the decrease in operating income and EBITDA was the high exploration cost expensed in 2002. The effect of lower oil and gas prices in NOK was offset by higher oil and gas production.

Outlook
Hydro will continue to focus its exploration and production strategy for the coming years on growing Hydro’s exploration and production activities, balancing the portfolio and continuing to focus on cost improvements to improve profitability.

     Hydro’s efforts to expand its exploration activities and reserve base internationally led to an extensive drilling program in 2002 that will continue in 2003, but in accordance with the original plan at a lower activity level, in accordance with the original plan, than in 2002. Hydro’s total exploration activity in 2003 is estimated at NOK 1.9 billion, of which approximately 75 percent will be allocated to international activities. In 2003, Hydro anticipates that the major part of its international exploration activity will be allocated to Angola, Iran, Canada and the Gulf of Mexico. Other areas of activity include Libya and Russia. On completion of the planned drilling program, Hydro will perform an evaluation of its international exploration entry strategy before entering into new commitments. Although 2003 will see a low exploration level on the NCS, Hydro still believes that there are interesting remaining exploration potential on the NCS.

     Hydro’s objective is to maintain its position as an efficient operator on the NCS and to maintain its operating cost (excluding exploration activities) at approximately the same level as 2002.

     As announced in January 2003, Hydro is making adjustments in the organization as a result of fewer prospective development tasks and the transfer of operatorship of the fields in the Tampen area of the NCS. The total reduction in staffing is estimated to be around 300 consultants and permanent employees. Estimated reduction in staffing is in addition to the 535 employees that were transferred to Statoil as part of the transfer of operatorship. Costs associated with these efforts will be included in the operating results for 2003 while cost savings are expected to take effect from 2004.

     Hydro expects its oil and gas production to increase by approximately 8 percent as an annual average during the period 2001-2006 based on its current portfolio. In 2002, Hydro’s total production grew by 14 percent. In 2003, the total estimated production is expected to be approximately 510,000 boed, an increase of 6 percent. Contributing to the increased production is the expected start-up of production from the Grane field as well as the full effect of the increased interest in the Oseberg fields.

     A main focus for Hydro in 2003 is to prepare for the development of the Ormen Lange gas field on the NCS. This is the largest undeveloped gas field on the NCS, at a water depth of 1,000 meters. The Plan for Development and Operation (PDO) is planned to be submitted to the authorities for approval in the fourth quarter of 2003 together with the Plan for Installation and Operation of the export pipeline system to the UK. Hydro will be the operator for the development of the field. Production is scheduled to begin in 2007. Hydro holds an ownership interest in the field of approximately 18 percent.

     The International Energy Agency’s (IEA) demand forecast for petroleum products in 2003 is 78.0 million barrels per day, an increase of 1.1 million barrels per day from 2002. The main reason for the increased demand in 2003 is the expected recovery of the global economy. IEA expects an increase in non-OPEC supply of 1.3 million barrels per day. This indicates that there can be no increase in OPEC production if prices are to be kept stable at a high level.

It is expected that the global oil market in 2003 will continue to be heavily influenced by the OPEC cartel and the development in the world economy. In addition, the market developments are subject to considerable uncertainty given a possible war in Iraq and the current political unrest in Venezuela. The effect of a war in Iraq on the global oil market is largely dependent on the damage such conflict might inflict on oil installations in the area. OPEC is capable of replacing Iraqi supply to the market, but if the conflict were to escalate to involve the countries surrounding Iraq, a reduction of global crude oil supply is possible. For Hydro, war activities in Iraq may also mean the postponement of planned drilling activity on the Hydro-operated Anaran Block in Iran, as the field is close to the border of Iraq. In Venezuela, the third-largest crude oil producer in OPEC, political disturbances are expected to last well into 2003.

     It is expected that market management by OPEC, together with political tension in Iraq and Venezuela to keep the forward Brent Blend market for the first quarter of 2003 at levels well above the average price for 2002. The forward market is currently close to the average price for 2002 for the second half of 2003, as the market expects reduced world political tension through the year.

ENERGY AND OIL MARKETING

NOK million	2002	2001	2000
Operating Revenues	39,780	43,959	45,500
Operating Income	1,592	1,365	1,669
EBITDA	1,982	1,836	1,956
Gross Investment	11,580	10,184	9,633
CROGI	12.3%	12.2%	13.2%
Number of employees	667	678	608

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	1,982
EBITDA for 2001	1,836

Change in EBITDA	146

Margin, including currency	(25)
Volume	65
Fixed costs	185
Other income 1)	(179)
Other	100

Total change in EBITDA	146

1)	Gain on sale of electricity grid assets in 2001.

Operating Revenues and Market Conditions
Energy and Oil Marketing includes Hydro’s commercial operations in the oil, natural gas and power sectors. Except for the operation of Hydro’s power stations, the activities of Energy and Oil Marketing are predominantly margin-based sales and trading activities.

     Energy and Oil Marketing’s operating revenues in 2002 were NOK 39,780 million, a decrease of 10 percent compared to 2001. Revenues from oil trading and refinery activities and oil marketing activities declined primarily due to a reduction in refined product prices, while revenues from gas sourcing and marketing activities increased due to increased gas trading volume. Revenues from power sourcing and marketing activities declined due to the unusual situation in the Nordic electricity market, as described in further detail below under the caption “Operating income and EBITDA”.

     In 2002, internal sales to other business areas within Hydro amounted to NOK 3,985 million, including internal sales to Hydro Agri and Hydro Aluminium’s Metals sub-segments of NOK 1,616 million and NOK 1,532 million respectively. Internal sales in 2001 were NOK 4,509 million. All internal sales are at market prices.

     Hydro’s electricity production was slightly higher in 2002 than the previous year (10.3 TWh in 2002 compared to 9.8 TWh in 2001).

     The oil marketing activities include marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers in Scandinavia and the Baltic countries. Hydro owns 100 percent of the operating unit in Sweden and 50 percent of Hydro Texaco, an oil marketing company with retail outlets in Norway, Denmark and the Baltic countries. Because Hydro Texaco is partly owned, its results are not reflected in Energy and Oil Marketing’s operating revenues, operating costs or operating income but the net results from this activity are included in EBITDA.

Operating costs
Energy and Oil Marketing’s operating costs in 2002 were 10 percent lower than in the prior year. The primary components of Energy and Oil Marketing’s operating costs are purchase costs of crude oil, natural gas and electricity. Similar to operating revenues, the operating cost level is largely a function of volume traded and the level of prevailing market prices for these commodities. The decline in operating costs in 2002 reflected the unusual situation in the Nordic electricity market experienced at the end of 2002, described in further detail under the caption “Operating income and EBITDA”.

     Other important elements in operating costs include refining costs, power plant operating costs and fixed costs. Refining costs per barrel, comprised of both fixed and variable processing costs, decreased from NOK 13.0 in 2001 to NOK 11.4 in 2002.

Power plant operating costs of NOK 610 million in 2002 remained virtually unchanged compared to the prior year.

     Energy’s fixed costs in 2002 increased by NOK 88 million compared to the prior year, primarily as a result of planned organizational development to better position Hydro to capture business opportunities in the changing, increasingly liberalized European gas market.

Operating income and EBITDA
Energy and Oil Marketing’s operating income in 2002 was NOK 1,592 million, an increase of 17 percent compared to the prior year. EBITDA for Energy and Oil Marketing was NOK 1,982 million in 2002 compared to NOK 1,836 million in 2001, an increase of 8 percent. EBITDA for 2001 included a NOK 179 million gain on the sale of electricity grid assets.

     Operating income from the power sourcing and marketing activities was NOK 1,185 million in 2002, an increase of approximately 48 percent compared to the previous year. The increase to a large extent reflects the substantial net increase in the fair value of the derivative electricity contracts portfolio at year-end due to the unusually high prices in the Nordic electricity market as a result of very low reservoir levels resulting from exceptionally low precipitation and increased consumption due to cold weather. Additionally, the increase was contributed by somewhat higher production compared to prior year. As described above, most of Energy and Oil Marketing’s activities are margin-based sales and trading activities except for the income from the operation of Hydro’s power stations. This explains the power sourcing and marketing business’s relatively large share of operating income relative to its contribution to operating revenues.

     Energy is responsible for securing electricity in the market for Hydro’s own consumption, fulfilling delivery commitments to external parties and reducing the risk of price fluctuations in the electricity portfolio. This is accomplished by managing Hydro’s own production and entering into contracts in the electricity markets. As noted above, Nordic electricity prices were unusually high towards the end of 2002. Average spot prices for 2002 increased to 20.1 øre per kWh compared to 18.7 øre per kWh in 2001. Spot prices increased strongly during the last quarter of 2002 and ended the year at 62.6 øre per kWh. The forward prices for 2003 were also high at year end 2002. To compensate for this situation, and the consequent expected reduction in Hydro’s own production of electricity in 2003, Hydro purchased electricity contracts in the derivative market for deliveries in 2003. Contracts meeting certain criteria are deemed to be derivative contracts and are revalued at the end of each accounting period. Operating income for 2002 includes a net unrealized gain of approximately NOK 220 million relating to such contracts. Spot and forward electricity prices have fallen in the early part of 2003 and as a result, Hydro expects that the net unrealized gain relating to these contracts will be partly reversed over the coming quarters.

     Operating income for the oil trading and refining activities was NOK 388 million in 2002, a decline of approximately 32 percent from the previous year. Operating income derived from refining operations was NOK 120 million in 2002, a decline of NOK 107 million (approximately 47 percent) compared to 2001. Average refining margins for 2002 were US dollar 2.21 per barrel, approximately 41 percent lower than in 2001 as result of lower global demand for refined products in 2002. The planned 6-week maintenance shutdown of the Scanraff refinery further depressed operating income. Operating income in 2002 included inventory gains of approximately NOK 64 million, reflecting a positive impact of NOK 163 million due to increase in crude oil prices and a negative impact of NOK 99 million due to appreciation of the Norwegian kroner against the US dollar.

     Other oil trading and refining activities, consisting of crude oil trading, gas liquids trading and shipping, generated operating income in 2002 of NOK 261 million, a reduction of NOK 42 million (approximately 14 percent) compared to 2001. While income from crude oil trading in 2002 increased by NOK 88 million compared to 2001, results from shipping activities decreased by NOK 109 million due to a weak shipping market as result of high shipping capacity.

     Operating income from the gas sourcing and marketing activities decreased to NOK 81 million in 2002. The decrease primarily resulted from costs related to the planned organizational developments to capture business opportunities in the changing European gas market. Operating results reflected the limited arbitrage opportunities between the UK and European continental gas markets in increasingly integrated European gas markets. An unplanned 4-week shutdown of the gas pipeline “Interconnector” between Great Britain and Belgium in the third quarter of 2002 also negatively affected operating income.

     Operating income for the oil marketing activities increased to NOK 68 million in 2002 from a loss of NOK 32 million in 2001. The increase reflects improved margins mainly due to lower inventory losses. In 2002 inventory gains amounted to NOK 46 million, compared to a NOK 55 million loss in 2001.

     Hydro’s share of net income, included in Energy and Oil Marketing’s 2002 EBITDA, from Hydro Texaco was NOK 117 million, up NOK 102 million from the prior year. The main contributor to the improved result from Hydro Texaco was the improved margins, including inventory gains of NOK 45 million, compared to inventory losses of NOK 117 million during 2001.

Outlook
Reservoir levels were far below average at year-end 2002, both for Hydro-owned power stations and in the Nordic market in general. As a result, Hydro’s production of power in 2003 is expected to be below the average level of 8.6 TWh. The low reservoir levels create uncertainty for the future price level in the Nordic power market. Spot prices and forward prices for 2003 have fallen rapidly during January 2003. There is a risk for rationing of power during the remainder of the winter season due to low reservoirs and inadequate import capacity. The situation during the winter 2002/03 has illustrated the underlying capacity problem in the Nordic region. Without construction of new import capacity to the region and/or new power stations, this problem will increase in line with increasing demand. The probability of a recurrence will then increase over time.

     The European refining margins in 2002 were at a low level at the beginning of the year but trended slowly upwards throughout 2002 due to a gradual increase in product demand. The average European refining margins for 2003 are expected to be better than in 2002 due to the expected recovery of the global economy and low global product inventory as of the beginning of 2003.

     The European continental gas market continues to be dominated by long-term contracts indexed to oil product prices. The liberalization process of the European gas market is expected to lead to a more liquid and short-term gas market, such as exists in the UK. New gas trading hubs are emerging, especially at Zeebrügge in Belgium and at Emden/Bunde at the German/Dutch border. This development may influence prices and other terms and conditions under long-term contracts which over the next years constitutes most of Hydro’s natural gas deliveries. Hydro will continue to focus on profitable growth of its gas portfolio both upstream and downstream to capture the opportunities created by a more flexible and liquid European gas market.

     Oil marketing activities will continue to be strongly affected by international oil prices and competitive conditions in the Scandinavian and Baltic retail markets. In 2003, Hydro expects the demand for motor fuel to be stable in the Scandinavian retail market while the demand for diesel, which is taking market share from gasoline, is expected to continue to grow by 2-3 percent annually. Furthermore, Hydro expects consumption of heating oil to continue to decline as a result of competition from other energy sources.

HYDRO ALUMINIUM

EBITDA in NOK billion

NOK million	2002	2001	2000
Operating Revenues	65,051	51,083	51,130
Operating Income	1,698	185	3,336
EBITDA	4,334	2,543	5,501
Gross Investment	63,833	42,819	44,729
CROGI	7.1%	5.7%	10.8%
Number of employees	27,110	16,244	16,794

As of the first quarter of 2002, Hydro Aluminium is comprised of all of Hydro’s and VAW Aluminium AG’s (VAW) aluminium and magnesium activities with the exception of VAW’s Flexible Packaging operations which are included in “Other Activities.” Hydro Aluminium includes the following sub-segments:

•	Metals (Primary Metals and Metal Products)

•	Rolled Products

•	Extrusion and Automotive (including the North America unit)

Prior year amounts have been restated in accordance with this reporting structure.

Summary of key developments in 2002
During the first quarter of 2002, Hydro acquired VAW and the French building systems company, Technal. Both companies are fully integrated into Hydro Aluminium’s operations. Hydro’s consolidated results include the operating results of VAW as of March 15, 2002 and Technal, as of January 26, 2002.

     With the VAW acquisition, Hydro Aluminium solidified its position as one of the top three integrated aluminium companies in the world. Hydro Aluminium is now a more full range aluminium company with leadership positions in new market segments (foil and lithography in the Rolled Products sub-segment), strengthened extrusion and automotive offering and a greater presence in North America and Asia. An important part of realizing the full potential of the acquisition includes capturing the synergies available from a larger scale of operations. This includes streamlining the selling, general and administration processes, reducing manning and sharing best production and other practices to enhance productivity (revenues) and reduce fixed and variable costs.

     Operating income for 2002 was NOK 1,698 million, an increase of NOK 1,513 million compared with 2001. Operating income for 2001 included restructuring charges for magnesium of NOK 961 million, of which NOK 261 million related to write-down of assets, and losses on aluminium options and futures of NOK 545 million. The contribution on operating income in 2002 for VAW and Technal was NOK 1,159 million. Excluding these above mentioned items, operating income for Hydro Aluminium declined by NOK 1,152 million.

     Hydro Aluminium’s results reflected the difficult market conditions that impacted all of its sub-segments during 2002. In response to the economic conditions, customers reduced their inventories leading to a decline in demand for metal products. As a result, overcapacity put pressure on both LME prices and product margins. In total, the margins were reduced by more than NOK 2 billion in 2002 compared to 2001 (excluding new businesses).

     Hydro Aluminium increased its total savings targets in the fourth quarter of 2002. Cost reduction targets for the combined savings programs were increased by NOK 400 million to a total of NOK 2.5 billion by the end of 2003 to be achieved with full effect in 2004. These savings are compared to the cost level of the combined Hydro Aluminium and VAW businesses in 2001. This included the target for cost savings of NOK 500 million related to the closure of the primary production of magnesium in Norway. Total costs directly related to the implementation of the improvement programs are expected to be approximately NOK 1.4 billion, of which NOK 990 million was incurred by the end of 2002.

     The cost and manning reduction targets for 2002 for these improvement programs were achieved. These programs resulted in savings of approximately NOK 1 billion during 2002 compared to the base line cost level in 2001 for the combined Hydro Aluminium and VAW businesses.

     Looking ahead, weak economic conditions, the threat of war in Iraq, and uncertainty about the level of aluminium exports from China create the potential, if not the expectation, of continued weak demand, price and margin pressure in 2003. Hydro Aluminium is responding to these market conditions, not only with the improvement programs mentioned above, but also by a selective investment strategy principally focused on two types:

•	Plant expansions in the upstream area (both alumina and primary production), where the existing infrastructure supports a larger capacity. This can be done at a lower investment level than a corresponding greenfield investment and improves the operating cost position of the plant (often to a level comparable to the industry leaders); thereby, improving Hydro Aluminium’s long-term cost position.

•	Small efficiency improvement projects, such as the ongoing program to increase the amperage in the smelter potrooms thereby increasing output and improving productivity with virtually no capital costs, as well as many projects in Hydro Aluminium’s downstream operations intended to improve efficiency and reduce production costs.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	4,334
EBITDA for 2001	2,543

Change in EBITDA	1,791

Margin	(2,320)
Volume	250
Fixed costs	320
Trading and hedging	790
Unrealized LME-effects	315
New business	2,485
Non-recurring items and Restructuring costs	70
Other income	25
Other	(144)

Total change in EBITDA	1,791

Margins were reduced by more than NOK 2 billion mainly due to lower realized aluminium prices stated in NOK. This negative effect was partly offset by lower fixed costs and lower depreciation. EBITDA was negatively impacted by the currency loss on the Alunorte loan of NOK 460 million in 2002 and NOK 159 million in 2001. (See discussion below).

     Reductions in fixed costs and depreciation were largely as a result of improvement programs (primarily the magnesium closure; see further discussion below) designed to increase Hydro Aluminium’s overall efficiency. Depreciation, excluding new businesses, was approximately NOK 320 million lower than in 2001. Of this decline, approximately NOK 100 million represented lower impairment write-downs of assets (excluding the impairment write-down of the magnesium plant in Norway).

     Operating income and EBITDA for trading and hedging activities, including unrealized LME, effects improved principally because of the termination of a particular strategy resulting in realized and unrealized losses on aluminium options and futures of NOK 545 million in 2001. Trading activities’ realized results increased by approximately NOK 430 million while the improvement to hedging activities was mainly due to the realized losses on the options and futures strategy of about NOK 340 million in 2001. Similarly, the positive variance on unrealized LME effects was largely explained by the unrealized losses on the same strategy of approximately NOK 205 million in 2001. In 2001, other rationalization costs not otherwise specified were NOK 150 million, while the corresponding costs for 2002 is NOK 90 million related to the closure of an extrusion plant and offices in the US. Other non-recurring costs for 2002 related to the integration of VAW or improvement programs as well as other items affecting the understanding of Hydro Aluminium’s results include the following (unless otherwise indicated below, each items impacts both operating income and EBITDA):

•	In connection with the VAW acquisition, inventories were revalued at fair (market) value at the time of the acquisition. This resulted in a non-recurring higher charge to costs of goods sold of approximately NOK 200 million during 2002.

•	In addition, Hydro Aluminium incurred approximately NOK 150 million in VAW integration costs (unrelated to the improvement programs) in 2002.

•	Cost and manning targets in 2002 for the improvement programs were achieved. This overall program resulted in savings of approximately NOK 1 billion during 2002 compared to the base line cost level in 2001 for the combined Hydro Aluminium and VAW businesses. Closure of the primary magnesium production in Norway yielded NOK 430 million of the total savings. Additional programs announced in connection with the VAW acquisition resulted in the remaining NOK 560 million in savings compared to the cost level of the combined Hydro Aluminium and VAW businesses in 2001. Staff reductions during 2002 totaled 528 employees in the primary magnesium operations and 708 employees associated with other cost reduction initiatives.

•	Total costs incurred in 2002 related to the improvement programs were NOK 300 million, of which NOK 211 million was expensed in 2002. The remainder was recorded as a liability in the opening balance sheet related to the acquisition of VAW.

•	Results from non-consolidated investees included unrealized currency losses on USD-denominated loans held by a Brazilian company, Alunorte, which was NOK 460 million for 2002 an increase of NOK 301 million compared to 2001. Results from non-consolidated investees are excluded from operating income.

•	Hydro Aluminium economically hedges certain revenues and raw materials in terms of LME prices and foreign currency using commodity and financial instruments with the purpose of “locking in margins” on such transactions. These positions referred to as price hedges do not qualify for hedge accounting. Realized gains or losses related to LME price hedges are included in the sub-segment’s revenues or costs while unrealized effects are included at the Hydro Aluminium level reported under “Other and eliminations.” Related currency effects are classified as financial items and excluded from operating income, EBIT and EBITDA

METALS

NOK million	2002	2001	2000
Operating Revenues	39,646	31,475	30,483
Operating Income	1,690	372	2,690
EBITDA	2,703	1,766	3,803
Gross Investment	34,905	26,330	28,593
CROGI	7.1%	6.0%	11.2%
Number of employees	6,284	4,561	4,532

After the acquisition of VAW on March 15, 2002, Metals includes: Hydro’s former Aluminium Metal Products, consisting of production of primary aluminium, remelt activities in Europe and magnesium metal activities, as well as the primary materials and metal products activities of VAW including the high purity activities. Similar remelt activities located in North America are included in the Extrusion and Automotive sub-segment.

     Through the acquisition of VAW, Hydro Aluminium increased its metal capacity by approximately 70 percent. This was a step forward in one aspect of meeting Hydro’s ambition to be one of the top three integrated aluminium companies in the world. However, being among the “top” is not only about size but performance. In order to be cost competitive in the primary metals industry, a key factor relates to the scale of production necessary to achieve cost competitive unit production costs. Metals’ principal focus throughout 2002 was on improving its competitive position.

     To streamline operations and improve its overall cost position, Metals has initiated several expansion projects. Phase one of the aluminium plant expansion in Sunndal, Norway started production in the fourth quarter 2002 as planned. This replaced an old line (based upon outdated Søderberg technology) that was no longer cost competitive and did not meet modern environmental performance requirements. The total expansion will be completed in 2004 increasing capacity in total by 173,000 tonnes to approximately 330,000 tonnes. Furthermore, Hydro decided to participate in the expansion of the Alouette smelter in Canada. Total annual primary aluminium production capacity will increase by 307,000 to 552,000 tonnes in 2005 making Alouette the largest aluminium smelter in North America and among the world’s lowest cost smelters. Hydro’s share of the production is 20 percent. To strengthen its internal supply of alumina (raw material), Metals is participating in an expansion project of the Alunorte alumina refinery in Brazil. This will increase Alunorte’s capacity from 1.5 million to approximately 2.3 million tonnes per year in 2003. Hydro’s share of the extended production is 50 percent. When completed, Alunorte will be one of the most competitive alumina refineries in the world with further expansion potential based on local bauxite sources. During 2002, Hydro decided not to take part in a new greenfield aluminium smelter in Iceland.

The decisions are consistent with Metals’ strategy to selectively invest in high potential, brownfield expansions with comparatively low investment cost and a high overall cost improvement ratio.

     In 2001, Hydro Aluminium began restructuring its Norwegian magnesium business and NOK 700 million was accrued for the closure, demolition of the plant and for related staff reductions. In addition, NOK 261 million related to the write-down of the magnesium plant’s net assets was charged to operating income in 2001. During 2002, fixed costs and the number of staff were reduced by approximately NOK 430 million and 528 employees, respectively. Further streamlining in Metals’ administration and other functions has resulted in an additional reduction in staffing of 208 employees in 2002.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	2,703
EBITDA for 2001	1,766

Change in EBITDA	937

Margin	(2,075)
Volume	230
Fixed costs	340
Trading and price hedging	790
New business	1,520
Non-recurring items and restructuring costs	300
Other	(168)

Total change in EBITDA	937

To understand Metals’ performance in 2002, the following represents one-time costs incurred related to the integration of VAW or improvement programs (unless otherwise indicated below, each item impacts both operating income and EBITDA):

•	In connection with the acquisition of VAW, assets (including inventory) and liabilities were valued at fair market value as of the acquisition date. The fair value of inventory (which exceeded production cost) was included in cost of goods sold as the inventory was sold. For Metals, this negatively impacted results by NOK 78 million in 2002.

•	Integration costs from the VAW acquisition were NOK 72 million.

•	Expenses of NOK 144 million were recorded for improvement programs.

In addition, there were other items that specifically affect the understanding of Metals’ results (unless other indicated below, each item impacts both operating income and EBITDA):

•	In 2002 environmental accruals increased by NOK 65 million as a result of the completion of a major part of an environmental review.

•	Results from non-consolidated investees included unrealized currency losses on a USD-denominated loan held by a Brazilian company, Alunorte, which increased by NOK 301 million compared to last year. Results from non-consolidated investees are excluded from operating income.

Market Conditions

	2002	2001	% change	2000
LME 3-month in USD	1,365	1,454	(6%)	1,567
LME 3-month in NOK	10,906	13,086	(17%)	13,805
USD/NOK	7.99	9.00	(11%)	8.81
EUR/USD	0.945	0.896	5%	0.924

Metals’ 2002 operating results were adversely affected by the prevailing unfavorable market conditions throughout the year. The average three-month price for primary aluminium on the London Metal Exchange (LME) decreased by approximately 6 percent to USD 1,365 per tonne in 2002 compared to USD 1,454 per tonne in 2001. The LME price stated in Norwegian kroner (impacting smelters in Norway) dropped by 17 percent. In addition, the market premiums for the products fell significantly due to the weak market situation.

     In 2002, growth in demand both in the US, the world’s largest aluminium consumer, and in Europe was moderate to low. Shipments from aluminium smelters in the Western World increased by close to 500,000 tonnes in 2002 (roughly 2.5 percent). Western World production increased by about 600,000 tonnes. About 400,000 tonnes of the increased production related to new capacity and the balance was due to the restart of idled capacity in Brazil. Worldwide, production grew between 5 - 6 percent in 2002 to approximately 26 million tonnes. China has traditionally been a net importer of aluminium. However, during 2002 China’s capacity and production increased by about 30 percent while consumption only grew close to 20 percent and net exports from China in 2002 were estimated at 250,000 tonnes. Over the longer term, China’s consumption is expected to utilize more of its aluminium production.

     Registered stocks increased by 280,000 tonnes in 2002. However, taking into account unreported inventories, the total estimated increase in primary stocks was approximately 600,000 tonnes. This reflects the low growth in industrial activity in 2002.

Revenues
Metals’ operating revenues increased NOK 8,171 million and 26 percent in 2002 mainly as a result of the VAW acquisition. VAW’s contribution to 2002 operating revenues amounted to NOK 12,919 million. Excluding the revenues generated from VAW’s smelter and remelting production, the decrease in operating revenues in 2002 was primarily attributable to a decline of more than 15 percent in the realized prices, measured in Norwegian kroner, for the smelters’ sales volume.

     Total smelter production increased from 785,000 tonnes in 2001 to 1,253,000 tonnes in 2002 largely due to the addition of VAW production of 460,000 tonnes. Production in the Norwegian smelters decreased by about 1,000 tonnes largely due to the closure of the Søderberg line in Sunndal, Norway. Metals’ share of production from partially owned companies, Søral (49.9 percent) and Slovalco (20 percent), increased from 80,000 tonnes in 2001 to 89,000 tonnes in 2002 due to expansion programs.

     Total sales volume in 2002, excluding VAW activities as well as trading and sourcing activities, increased 6.5 percent from 1,290,000 tonnes in 2001 to 1,374,000 tonnes in 2002 as a result of new remelting capacity that came on stream in 2002 and higher capacity utilization at the existing casthouses. External sales for trading and sourcing activities accounted for NOK 7,371 million in 2002 compared to NOK 9,989 million in 2001. The reduction in revenues was due to lower LME prices, lower US dollar rates, and lower trading volumes for alumina and physical metal. The Metals sub-segment sells a significant volume of its production internally. Excluding VAW, sales to other sub-segments amounted to around NOK 6.7 billion compared to external sales of over NOK 20.0 billion in 2002.

Operating costs
Total operating costs in 2002 reflected an increase of more than 25 percent compared to the prior year, mainly due to the VAW acquisition. Excluding VAW activities, the operating costs were down approximately 14 percent due to lower variable costs principally for raw materials and energy for the primary aluminium production.

     Presently, Hydro Aluminium has secured approximately 40 percent of its alumina requirements for primary metal production through equity investments with production costs that are largely independent of LME price developments. The remaining requirements are covered by medium- to long-term contracts with price formulas based upon a percentage of the LME price.

     During 2002, electricity prices remained more or less unchanged for the Norwegian smelters as a result of long-term fixed price contracts. For the former VAW smelters, electricity costs decreased since power prices of the German and Canadian smelters are linked to the LME price.

     Cast house costs per tonne for the Norwegian smelters and remelter costs decreased approximately 11 percent and 7 percent, respectively, in 2002 from the prior year. This was due to a 3 percent higher output, lower alloy costs, and the successful implementation of the improvement programs.

     Fixed costs (excluding higher fixed costs due to the VAW acquisition and integration) decreased by approximately 5 percent in 2002 compared to the prior year. The closure of the magnesium plant in Norway and fixed costs reductions related to the smelter improvement programs were the reason for the lower fixed cost. This more than offsets additional fixed costs related the new remelter in Spain and start-up costs for the new potline in Sunndal.

     For further information on one-time costs related to the improvement programs and the integration of VAW’s influence on costs in 2002, see the discussion above.

Operating income and EBITDA
Metals’ operating income in 2002 was NOK 1,690 million, compared to NOK 372 million in the prior year, including NOK 1,015 million for the VAW activities. EBITDA in 2002 was NOK 2,703 million compared to NOK 1,766 million in the prior year. VAW accounted for NOK 1,520 million of the 2002 EBITDA. Results for 2001 were negatively influenced by the accrual of NOK 700 million for the closure of the Norwegian magnesium plant. Operating income in 2001 was also impacted by magnesium impairment write-downs of NOK 261 million.

     Income for investments in non-consolidated investees (excluded from operating income) declined NOK 472 million in 2002 compared with 2001 mainly due to losses in Alunorte and a weaker result in the 49.9 percent-owned aluminium producer, Søral, resulting from lower LME prices. Alunorte, a 34 percent-owned alumina producer in Brazil, has a USD-denominated loan. The Brazilian real depreciated relative to the USD in both 2002 and 2001. Metals’ share of the unrealized loss on revaluation of the loan into local currency was NOK 460 million in 2002 compared to NOK 159 million in the prior year.

     Operating income, adjusted for the results from the VAW activities (including fair value of inventory and integration costs), restructuring costs and impairment write-downs, decreased by NOK 508 million from 2001. Excluding the results from the VAW activities (including fair value of inventory and integration cost), restructuring costs and the currency losses for Alunorte, EBITDA declined NOK 832 million in 2002 compared to 2001. Results fell mainly due to lower LME prices and a strong Norwegian kroner exchange rate. In addition, the market premiums especially for billets used for extrusion products were down approximately 20 percent (in US dollar) due to the weak market situation. Operating income benefited from lower depreciation of approximately NOK 115 million principally due to the closure of the magnesium plant. EBITDA was negatively impacted by lower non-consolidated investee results of NOK 171 million (excluding Alunorte).

     Adjusting for special items (fair value of inventory, integration costs, costs in connection with improvement programs, rationalization costs and the currency losses for Alunorte), the restated EBITDA would have been about NOK 3.4 billion for 2002.

     The EBITDA for trading activities increased substantially by NOK 432 million compared to the prior year due to improved realized results for all activities. EBITDA improved for hedging activities by approximately NOK 360 million for 2002 compared to 2001 when the termination of a particular strategy resulted in realized losses on aluminum options and futures of about NOK 340 million.

Outlook

The upstream aluminium industry is primarily a commodity market that is impacted by the world economic situation. The economic slowdown, which began in the US, has spread to Europe and Asia, further eroding consumer and business confidence. As a result, there is a high degree of uncertainty around market developments in 2003. Aluminium shipments can only be expected to increase in 2003 if an economic recovery materializes.

     In China, strong economic growth with a corresponding high growth in the consumption of aluminium is expected for 2003. Whether China remains a net exporter of aluminium will depend upon how rapidly internal consumption of aluminium increases to absorb the current surplus.

     Towards the end of 2002 and in early 2003, LME prices have fluctuated around US dollar 1,380 per tonne. Prices are expected to remain weak during 2003. Inventories are expected to increase during 2003 by approximately 500,000 tonnes.

     In connection with the expansion project at the Sunndal Metal Plant, Hydro expects increased production beginning in 2003. To secure a price for part of the Company’s total production for the period 2003 – 2007, approximately 480,000 tonnes have been sold forward at an average price of approximately US dollar 1,500 per tonne. In addition, approximately US dollar 720 million have been sold forward to secure the exchange rate against the US dollar at about NOK 9.3 per US dollar for the same tonnage. Both hedges are designated as a cash flow hedge against production. As a result, changes in the fair value of the contracts are included in Other Comprehensive Income (OCI). At December 31, 2002 the unrealized gain after tax for both hedges totaling NOK 185 million is expected to be reclassified from OCI into earnings for the next 12 months ended December 31, 2003. Gains and losses on these contracts included in OCI will be included in operating revenues for the periods 2003 – 2007 when the underlying designated production is sold in the market place.

     Power contracts for the German smelters will expire at the end of 2005. New contracts will be negotiated, but given the present market situation and political threat of new eco taxes to be levied on energy producers, it is not possible to predict the outcome of such negotiations.

     It was recently announced that the Noranda magnesium plant in Canada, a player in the magnesium industry, with a production of approximately 25,000 tonnes would be temporarily closed. The potential impact on the magnesium market is not yet foreseeable.

     Metals intends to meet the challenging market conditions by continuing to improve its short and long-term competitive and cost position during 2003.

ROLLED PRODUCTS

NOK million	2002	2001	2000
Operating Revenues	14,790	4,228	4,221
Operating Income (loss)	(295)	58	(3)
EBITDA	258	162	86
Gross Investment	11,937	2,626	2,369
CROGI	3.5%	5.8%	3.8%
Number of employees	4,306	766	766

Following the acquisition of VAW, Rolled Products consists of the business units: Foil, Litho, Strip and Automotive. The rolling assets Rolled Products held prior to the VAW acquisition are now in the Strip business unit. In the discussion of Rolled Products’ operating results that follows, volumes and sales growth rates are pro forma, assuming that VAW’s rolled activities had been a part of Hydro Aluminium Rolled Products from January 1, 2002. In view of Hydro Aluminium Rolled Products’ marginal rolled activity prior to the VAW acquisition, this manner of presentation is considered more meaningful.

     Through the acquisition of VAW, Hydro Aluminium increased from a rather marginal to a leading position in the European rolled products business. Annual sales of flat rolled products expanded from 133,000 tonnes in 2001 to 834,000 tonnes in 2002.

     With the ambition of becoming one of the top three integrated aluminium companies in the world, Hydro Aluminium recognized the need to strengthen its flat rolled products segment since it represents 50 percent of the world’s aluminium consumption. As a result of the VAW acquisition, Hydro has established important European positions within high margin rolled products segments such as lithographic (printing) plates and foil, as well as obtaining a 50 percent ownership interest in the world’s largest hotmill, Aluminium Norf GmbH (Alunorf).

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	258
EBITDA for 2001	162
Change in EBITDA	96

Margin	(30)
Volume	(60)
Fixed costs	(115)
New business	470
Non-recurring items	(170)
Other	1

Total change in EBITDA	96

Rolled Products is a typical margin business such that profit is derived from the margin above aluminium price. Rolled Products, as is the case in the rolling industry generally, produces a wide variety of products for different industries with very different product margins. There are significant spreads in margins between different products, with the most attractive products limited in terms of demand. Rolled Products’ price its sales based on LME with an additional product premium referred to as product margin.

     To understand Rolled Products’ underlying performance in 2002, the following represents one-time costs incurred related to the integration of VAW or improvement programs (unless otherwise indicated below, each item impacts both operating income and EBITDA).

•	In connection with the acquisition of VAW, assets (including inventory) and liabilities were valued at fair market value as of the acquisition date. The fair value of inventory (which exceeded production cost) was included in cost of goods sold as the inventory was sold. For Rolled Products, this negatively impacted results by NOK 125 million in 2002.

•	Integration costs from the VAW acquisition were NOK 57 million.

•	Expenses of NOK 41 million were recorded for improvement programs.

In addition, there were other items that aid in the understanding of Rolled Products results (unless otherwise indicated below, each item impacts both operating income and EBITDA):

•	Rolled Product’s sales prices are based on a margin over metal prices. The production process requires a long lead time, resulting in a normal inventory level during the process corresponding to between two and three months production. Therefore, margins are impacted by variances in inventory values resulting from changing metal prices. Falling prices result in higher cost of goods sold from products taken from inventories which reduce the segment’s margin. In 2002, this negatively impacted margins by approximately NOK 200 million.

•	Rolled Products uses financial instruments to economically hedge revenues into Euro and “lock in the margin” on such transactions. These positions, referred to as price hedging, do not qualify for hedge accounting. Realized currency gains were approximately NOK 60 million from such currency hedges. Currency gains and losses are classified as financial items and are excluded from operating income, EBIT, and EBITDA.

Revenues and Market Conditions

Rolled Products’ operating revenues increased from NOK 4.2 billion in 2001 to NOK 14.8 billion in 2002, mainly as a result of the VAW acquisition. Rolled Products major activities are denominated in Euro and all sales revenues are economically hedged in terms of LME prices and foreign currency using commodity or financial instruments. Realized gains related to LME price hedges are included in revenues while currency effects are included in financial items.

     Rolled Products increased sales volume by over 5 percent for flat rolled products in 2002 while maintaining a stable average product margin year on year. European total demand for flat rolled products grew somewhat over the same period.

     Foil and litho are, relative to other rolled products, the most attractive products in terms of product margins within the Rolled Product’s sectors. Although industry shipments increased by 4 percent for foil and were stable for the litho market, Hydro’s sales volume in the West European market increased by 11 percent and 8 percent, respectively for foil and litho products compared to 2001.

     Automotive flat rolled products are an increasingly important market for the rolled industry because of the attractive growth rates. Industry sales of flat rolled products in the West European automotive sector increased by 13 percent during 2002. Hydro is in the process of building a position in this market and has increased sales of flat rolled products within the automotive sector by 2 percent in 2002 compared with the prior year. The driver for the growth rates for flat rolled products in automotive is mainly the use of body-in-white parts, which is a term for applications that are visible on a finished manufactured vehicle. The Rolled Products segment intends to grow in this area, mainly utilizing its current asset base, in order to maintain its competitive position and to meet customer demand in this increasingly important market segment.

     A breakdown of 2002 sales volumes sold by each of Rolled Products’ business units (pro forma figures assuming VAW volumes were included for the entire year) is as follows:

Sales volume	Metric ton	%
Litho	112,000	12%
Foil	137,000	15%
Strip	534,000	59%
Automotive	51,000	6%
Wire Rod	75,000	8%

Total	909,000	100%

Operating costs

Rolled Products’ cost structures vary with the aluminium price and its product mix. The metal price comprises about 60 percent of total costs. Compared with 2001, metal prices were lower reflecting the lower LME price. Other material costs including, among other things, lacquer for painted flat rolled products account for about 20 percent of the total costs. Information on inventory effects is discussed in previous sections.

     An important aspect of the integration of Hydro and VAW is the strong focus on capturing synergies. A separate program with defined actions was established in 2002 to contribute to an improved cost base for Rolled Products. The synergies captured are expected to be a mix of cost savings, optimization of production systems, capitalization on specific technical and commercial knowledge, and increased sales through an extended customer base. Moreover, a cost improvement program will be launched in 2003 to reduce costs, both within sales and general administrative functions, in addition to improving the cost base in the production system.

Operating income and EBITDA

Operating income in 2002 decreased by NOK 353 million from a profit of NOK 58 million in 2001 to a loss of NOK 295 million in 2002. EBITDA increased by NOK 97 million from NOK 161 million in 2001 to NOK 258 million in 2002.

     Adjusting for one-time items (fair value of inventory and integration/improvement costs), the restated operating level results would have been an operating loss of NOK 72 million and an adjusted EBITDA of NOK 481 million. The main difference between operating income and EBITDA is depreciation and amortization that increased as a result of the VAW acquisition. Weak results were attributable in part to the negative impact on margins of approximately NOK 200 million due to the variance in inventory values resulting from falling metal prices. In addition to the items described above, Rolled Products’ results were significantly influenced by the loss in 2002 in the Norwegian rolling mill in Holmestrand, Norway. Holmestrand’s major source of aluminium is the European scrap market, which historically has provided the plant with a margin comparable to that of primary metal. In 2002, European scrap prices increased relative to the LME price, reducing the scrap margin in Holmestrand. Furthermore, the ongoing ramp-up of the new thin gauge mill resulted in low productivity in 2002. Due to the strengthening of the Norwegian kroner against the Euro, revenues declined since Holmestand exports most of its production to other European countries.

Outlook

The general softening of the global economy had a limited effect on demand for Hydro’s rolled products in 2002. However, in 2003 it is expected that there will be increased competition for a falling demand for most flat rolled products. The market outlook for 2003 is moderate at best. Rolled Products will continue to leverage on its high quality products and technological services to meet the expected challenging market in 2003.

EXTRUSION AND AUTOMOTIVE

NOK million	2002	2001	2000
Operating Revenues	24,245	22,487	23,031
Operating Income	14	(228)	650
EBITDA	1,084	632	1,612
Gross Investment	16,846	14,011	13,818
CROGI	7.0%	4.5%	11.2%
Number of employees	16,520	10,917	11,496

Extrusion and Automotive consists of Extrusion (general extrusion products and building systems), Automotive (structures including crash management systems and bumpers, castings mainly for engine blocks and precision tubing principally used in radiators, fuel cooler and liquid lines) and North America (non-automotive extrusions and remelt plants in the US).

     The acquisition of VAW increased activities within Automotive for engine block castings and extrusion activities in North America. Technal strengthened building systems within Extrusion.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	1,084
EBITDA for 2001	632

Change in EBITDA	452

Margin	(225)
Volume	80
Fixed costs	85
New business	515
Non-recurring items	(50)
Other income	25
Other	22

Total change in EBITDA	452

The following one-time items and costs related to the integration of new activities impacted the performance of Extrusion and Automotive in 2002 (unless otherwise indicated below, each item impacts both operating income and EBITDA):

• Integration costs from the VAW acquisition were NOK 21 million.

• Expenses of NOK 26 million were recorded for improvement programs.

• Costs for closure of an extrusion plant and offices in North America negatively impacted results with approximately NOK 90 million.

By comparison, in 2001 costs for Automotive for rationalization and plant closures in the US and UK were approximately NOK 60 million. In 2002, plant write-downs, which impacted operating income, were NOK 22 million (NOK 113 million in 2001).

Revenues and Market Conditions

Extrusion and Automotive’s operating revenues in 2002 increased to NOK 24,245 million compared to NOK 22,487 million in the previous year. Excluding the contributions of the new businesses acquired, the operating revenues were NOK 18,657 million in 2002.

     A break down of the percentage of 2002 operating revenues generated by each sector within the Extrusion and Automotive sub-segment is as follows:

Extrusion	49%
Automotive	28%
North America	23%

Excluding new activities, total revenues for the Extrusion and Automotive sub-segment decreased compared to 2001. The revenues from the European activity reflected a 2 percent increase in shipments of general extrusions, while the shipments in building systems increased by 4 percent. The operating revenues from the extrusion (including remelting) activities in North America declined from 2001, due to lower demand in the general extrusion and trucking sectors. Automotive revenues grew slightly due to the start up of a new production line for crash management but this effect was more than offset by the reduction in revenues due to lower prices in precision tubing.

     In 2001, North America had a tolling agreement with the Goldendale smelter, which was closed due to the power situation in the northwest region of the US. The termination of this agreement adversely impacted 2002 operating revenues. Goldendale reopened one line at the end of 2002, and this situation is expected to have a favorable impact on the operating revenues in 2003.

     Despite a relatively flat demand for extrusion products in Europe, Hydro’s extrusion activities increased sales volumes while maintaining margins stated in Euro. During 2002, demand in many of the extrusion and building markets showed a downward trend.

     For Automotive, the US market for light vehicles was highly influenced by the record incentives offered by the manufacturers, therefore mitigating the decline to only 1.9 percent year on year. The European market also weakened throughout the year, resulting in a decline in the light vehicle sales of 2.9 percent compared to 2001.

     For North America poor economic conditions impacted demand throughout the entire year while the margins for extruded products remained relatively stable.

Operating costs

Operating cost development was affected by the acquisition of VAW and Technal, a lower LME, change in the Norwegian kroner exchange rate, and productivity and cost improvements. Operating cost per tonne declined for Extrusion sector as a result of higher productivity, while for the Automotive sector, it was due to higher volumes in 2002 compared to 2001. In the North America sector, higher operating cost per tonne followed the lower production volume and increased costs from the start up of the new greenfield remelter.

     In total, there was a reduction in staffing of about 430 employees within the Extrusion and Automotive subsegment in 2002. This was the main reason for the reduction of fixed costs of approximately NOK 85 million in 2002 compared to 2001.

     The operating cost and performance of the sub-segment is dependent upon its ability to adjust the cost level to weak market conditions by reducing shifts, as well as to continuously improve press productivity by the use of benchmarking tools and the transfer of best practices. Both factors have contributed to improve the underlying cost performance in the European and North American extrusion activities.

     In North America, press productivity is currently on a par with the industry average for US extruders, but there is a significant productivity gap compared to Hydro’s European extrusion system. Through continued transfer of competence between Hydro units it is expected that this gap can be narrowed.

Operating income and EBITDA

Operating income was NOK 14 million in 2002 compared with a loss of NOK 228 million in the prior year. Adjusted for the contribution made by VAW and Technal, operating income was NOK 108 million higher than the prior year. The main reasons for the improvement were lower depreciation and amortization and lower impairment costs than in 2001. Starting in 2002, amortization of goodwill was discontinued which positively impacted amortization between the periods. EBITDA was NOK 1,084 million in 2002 compared to NOK 632 million in

2001. Excluding newly acquired activities and the variance in one-time items (integration/improvement costs and the variance in rationalization costs), EBITDA was NOK 13 million lower than the prior year. The decline related primarily to lower results in the North America business unit, due to reduced shipments and lower capacity utilization which, as noted above, led to the decision to close one of the extrusion plants. The Extrusion and Automotive business units improved their performance in 2002. Improvements in Extrusion’s results were principally due to higher volumes and improved productivity. For Automotive, the better results were largely attributable to slightly higher volumes and cost reduction programs.

Outlook

For the European extrusion activity, absence of growth in the market is expected in 2003. The German market, with 23 percent of the total European extrusion consumption and its role of fueling the other European economies, will be particularly important for 2003. The building and construction markets in Germany and the UK are expected to continue to decline, and the French market is starting to soften from what has been a good level of activity.

     Within Automotive, the level of anticipated sales in global light vehicles for 2003 remains uncertain. The US market is expected to decline if the high level of incentives offered by the car manufacturers are either dropped or reduced. The European markets are also showing signs of weakness, particularly in the important German market. The uncertain political situation pertaining to the Iraqi situation is expected to have a considerable negative impact on new car sales if a war should erupt.

     The North American activities face the challenges of low consumer confidence and a weak US economy in 2003. One of the major challenges is to fill the press capacity in 2003 and further improve press productivity.

     Regarding the improvements put in place by the end of 2002 for the segment as a whole, the expected annualized savings is expected to be approximately NOK 275 million. Including targets achieved, Extrusion and Automotive have total targets to improve its cost savings of about NOK 370 million by the end of 2003 (with full effect from 2004). Further reductions in manning of about 225 are planned.

HYDRO AGRI

EBITDA in NOK billion

NOK million	2002	2001	2000
Operating Revenues	33,348	37,407	36,607
Operating Income	2,207	2,114	1,303
EBITDA	3,945	4,402	3,553
Gross Investment	30,739	36,513	40,094
CROGI	9.4%	9.6%	7.8%
Number of employees	7,371	7,841	9,164

Hydro Agri consists of the former sub-segments “Plant Nutrition” and “Gas and Chemicals,” for which separate disclosure was provided in the 2001 annual report. A/S Korn- og Foderstof Kompagniet (KFK) was also included in Hydro Agri in the prior year, but in the 2002 annual report KFK is part of “Other Activities.” Prior year amounts reflected in this annual report have been restated in accordance with this revised reporting structure.

Summary of key developments in 2002

As explained in greater detail below, Agri’s 2002 operating results were adversely affected by the significant weakening of the US dollar relative to the Norwegian kroner and the EUR during the year. The pricing of the majority of Agri’s products (including those produced at its European plants) is directly linked to the USD. Fixed costs in Europe are, to a large extent, linked to the NOK and the EUR. Accordingly, changes in currency exchange rates have a direct impact on revenues and costs. The changes in currency exchange rates during 2002 reduced EBITDA by an estimated NOK 700 million.

     The global fertilizer industry continued to experience difficult markets throughout most of 2002 as a result of low international prices of commodity products such as urea.

     In 2002, European fertilizer prices for all major nitrogen products were strongly influenced by a low international urea price. Average prices for 2002 remained at USD 109 per metric tonne (fob Middle East) which is considered low on a historical basis. European Nitrate prices decreased by approximately 7 percent in 2002 reducing the nitrate margin to a more normal historical level. The higher nitrogen margin achieved compared to urea is primarily determined by competition among European producers and importers.

The relative price of nitrogen is an important element considered by customers when choosing between alternative fertilizer products with varying nitrogen content.

     The average price for ammonia was USD 110 per metric tonne (fob Caribbean), down approximately 20 percent compared to 2001 reflecting lower gas prices in the US.

     Total sales of fertilizer increased by 1.2 million tonnes in 2002, an increase of approximately 6 percent compared to the previous year. The increase relates to sales outside of Europe. Sales in Asia, Latin America, Africa and North America all increased between 12 and 16 percent during 2002 while European sales showed a small decline. Sales outside of Europe are primarily sourced from third parties (TPP) but also include sales of own produced product.

     The industrial gases and chemicals operations significantly improved performance in 2002. EBITDA increased to almost NOK 800 million, an improvement of more than NOK 100 million compared to the prior year. Strong improvements were achieved within technical nitrates, nitrogen chemicals and industrial gases and volume increased in most major markets.

     Ambitious plans and targets aimed at reducing operating capital were achieved during 2002 resulting in a reduction of approximately NOK 1,400 million. Operating capital declined a further NOK 900 million as a result of price changes and currency effects.

     In November 2002, Agri divested its joint venture phosphate fertilizer business, Farmland/Hydro LP, (Florida) resulting in a negative EBITDA effect of NOK 82 million. The divestment was motivated by Agri’s further strategic focus on nitrogen business. Agri also divested several other non-core assets both within the fertilizer and the industrial gases and chemicals activities. In 2002, Agri’s partnership with SQM was strengthened through the establishment of the joint venture company Nu3 N.V., where SQM is one of the partners. Significant assets from Hydro in the Netherlands were transferred to the new company which produces water soluble NPK and speciality liquids.

The change in 2002 EBITDA compared to the prior year and the most important items affecting the change follow:

EBITDA for 2002	3,945
EBITDA for 2001	4,402

Change in EBITDA	(457)

Margin, including currency	(1,605)
Volume	345
Fixed costs	725
Non-recurring items	(25)
Non-consolidated investees	(100)
Other income	220
Other	(16)

Total change in EBITDA	(457)

Much of Agri’s business is denominated in or heavily influenced by the USD. As a result, currency changes have a direct impact on revenues and costs. The pricing of the majority of Agri’s products (including its European operations) is directly linked to the USD. The depreciation of the USD in 2002 had significant negative effects on revenues. However, variable cost in the European plants (mainly energy) also declined as a result of the weak USD partly offsetting the reduction in revenues. Fixed costs in Europe are, to a large extent, linked to NOK and the EUR. Excluding cost saving and efficiency programs, this implies that an appreciation of the European currencies against the USD could reduce the competitiveness of the European fertilizer business.

     In order to better understand the variances included in the above table, and the underlying business results of Agri for 2002, the effects of the USD depreciation has been calculated and excluded from the following analysis. This has been accomplished primarily by converting dollar values at fixed rates. EBITDA improved approximately NOK 250 million excluding the currency effects described above reflecting and overall underlying improvement in the business.

Approximate amount in NOK million
Total change in EBITDA as presented above	(457)
Currency effects impacting EBITDA 1)	707

Total change in EBITDA calculated with stable currency rates	250

Reductions in energy cost	400
Volume outside of Europe	100
Increased margins – industrial gases and chemicals	100
Fixed cost reduction	350
Other income 2)	220
Lower fertilizer prices/margins	(700)
Non-consolidated investees	(150)
Other	(70)

Total change in EBITDA calculated with stable currency rates	250

1)	Currency effects have been isolated by applying constant (2002) exchange rates
2)	Gains/losses on divestments

Revenues and market conditions

Agri’s total operating revenues declined by approximately 11 percent in 2002 primarily as a result of the currency changes described above. An analysis of the operating revenues for each of the principal geographical areas and other key business units in Agri is presented in the table below:

NOK million	2002	2001
Fertilizer:
Europe	12,179	14,631
Outside Europe	14,165	14,904
Ammonia Trade and Shipping	2,926	3,298
Industrial Gases and Chemicals	4,078	4,574

Total	33,348	37,407

Fertilizer Europe

The decrease in operating revenues for European fertilizer activities mainly reflects the effects of currency changes. Sales volumes were virtually unchanged at 9.7 million tonnes in 2002 compared to 9.8 million tonnes in the prior year. Nitrate prices declined approximately 7 percent during 2002 reflecting the low international urea prices while NPK prices measured in USD fell by approximately 2 percent. Plant closures by competitors in Germany, Spain and Ireland have improved the NPK supply/demand balance significantly in 2002.

     Although Agri’s volume remained basically unchanged, total demand in Europe was lower. Hydro Agri strengthened its market position primarily by gaining market share from importers. The “key customer account” program (increasing focus on Agri as a reliable partner for selected customers) and plant closures of non-Hydro plants were important elements contributing to the improved market position.

Fertilizer outside Europe

Hydro’s fertilizer sales outside of Europe totaled 11.4 million tonnes, an increase of 1.4 million tons from 2001. This represented 54 percent of total sales. Significant growth was achieved in Asia, Latin America, Africa and North America, partly due to growing markets as well as increased market share.

     Sales in Asia increased by 12 percent in 2002 reaching 3.6 million tonnes. Significant growth was achieved in sales of own produced NPK premium quality fertilizer. Sales to the advanced agricultural segments in Asia generates good margins and improves the capacity utilization potential of Agri’s NPK production site in Porsgrunn, Norway (the world’s largest).

     Latin American sales increased by 15 percent in 2002 to 3.3 million tonnes. The increase related mainly to speciality fertilizer sourced from SQM and NPK. Brazil, the largest fertilizer market in the region, accounted for most of the increase through positive developments in Adubos Trevo, the Brazilian fertilizer company acquired by Agri in 2000.

     Volumes in Africa were 2.3 million tonnes, an increase of approximately 12 percent during 2002. The growth came mainly in TPP, primarily NPK and urea while sales of own produced product remained stable. South Africa and the Ivory Coast accounted for most of the increased volumes.

     Sales in North America increased by 16 percent in 2002 reaching 2.2 million tonnes. Volumes increased for all main products but primarily for third party products. Significant growth was achieved in sale for speciality fertilizer related to the SQM marketing agreement.

     Sales of own produced products in markets outside of Europe is important as it allows for better capacity utilization of Agri’s distribution and production system. It also smoothens seasonal demands as overseas market often take products outside of the European fertilizer season. This provides optimization opportunities between geographic markets enabling Agri to prioritize markets based on overall profitability. Growing Agri’s TPP business (including joint ventures and blending operations) enables Agri to better utilize the capacity of its extensive overseas marketing and distribution network. Approximately one third of the increase in sales were products sourced under the marketing agreement concluded with SQM, the Chilean fertilizer producer in 2001. SQM products are complementary to Agri’s product portfolio and further growth is targeted in 2003.

Ammonia

Average ammonia prices of USD 110 per metric tonne (fob Caribbean) were approximately 20 percent lower than in 2001 reflecting lower natural gas prices in the US. Ammonia prices are strongly influenced by the natural gas price in the US with lower gas prices normally resulting in higher production of ammonia. Agri’s ammonia production and consumption in Europe is balanced. However, significant volumes are traded, partly to optimize logistics and partly to benefit from market opportunities. Price changes relating to ammonia sold from Agri’s plants in Trinidad and Qatar have a more direct effect on EBITDA. Volumes sold in these areas in 2002 were in line with 2001.

Industrial gases and chemicals

Revenues from industrial gases and chemicals activities declined approximately 11 percent in 2002 due to the stronger NOK and divestment of low performing non-core activities. Nearly all of core industrial activities experienced volume growth and improvement in 2002.

      Strong improvements were achieved within activities relating to environmental products, nitrogen chemicals and technical ammonium nitrates. Volume of technical ammonium nitrates for civil explosives increased by approximately 7 percent compared to prior year. Lower global coal production , which represents approximately 70 percent of technical ammonium nitrate market, reduced the demand for explosives. However, this was offset by increased market share and growth in demand from other mining industries. Volumes of environmental process chemicals (i.e., Nutriox for water treatment and Reduktan for removal of NOX emission) increased by approximately 9 percent. The increase relates primarily to higher coal consumption for power generation in Europe (due to lower coal prices), increasing the demand for Reduktan and new installations at existing customers both for Nutriox and Reduktan.

     Sales volumes for industrial gases, a regional business focusing mainly on Europe, increased approximately 3 percent due to higher sales of CO2 to the end user and wholesale markets for food processing.

Operating costs

Total energy costs declined by approximately NOK 400 million (excluding currency effects) in 2002 compared to the previous year. Natural gas is the most important raw material used in the production of ammonia, nitrogen fertilizer and technical products. Most of Agri’s natural gas requirements are purchased from external suppliers. A significant part of the gas used is purchased under long-term contracts with pricing mechanisms linked to the development in market prices for gas. Natural gas prices are closely linked to developments of the crude oil price. However, due to contract terms and Agri’s distribution system, gas price changes in Europe are normally reflected in reported earnings with a timelag of approximately 4-5 months.

     Variable cost related to the ammonia and urea production in Trinidad and Qatar is generally based on long term contracts, partly linked to the development in the prices of the finished products.

     After the completion of the Agri Turnaround program in 2001 (which yielded manning and fixed cost reductions of approximately 35 percent), efforts to achieve further productivity improvements continue. In addition to the approximately NOK 2,400 million in fixed cost reductions realized through this program, further cost savings and manning reductions were achieved in 2002. Fixed cost reductions in 2002, excluding the effect of the exchange rates, were approximately NOK 350 million, of which approximately one-third resulted from divestment of low performing, non-core assets. The remaining reductions related to efficiency improvements, mainly within the production system.

Operating income and EBITDA

Agri’s operating income in 2002 was NOK 2,207 million, an increase of roughly 4 percent compared to the prior year. The increase was primarily the result of lower depreciation charges in 2002, as well as the charges associated with the write-down of assets in 2001.

     2002 EBITDA of NOK 3,945 million was down approximately NOK 450 million (roughly 10 percent). Excluding currency effects 2002, EBITDA increased by approximately NOK 250 million over the prior year. The change in 2002 EBITDA compared to the prior year and the most important items affecting the change is presented in the variance analysis presented above.

Outlook

Market indicators suggest a continued growth in world demand for fertilizer in 2003. This trend is expected to continue with growth outside Europe, mainly in Asia and Latin America.

     The fertilizer industry expects consumption in West Europe to show a moderately declining trend for the coming years. This mainly relates to increased efficiency in the application of fertilizer, economic uncertainty relating to the farmers’ economy, environmental pressure to reduce the usage of mineral fertilizers and developments with the European Union’s (EU) Common Agricultural Policy (CAP). Since 1999, changes in the CAP have led to reduced price supports within the EU, but higher area payments. The economic consequence of this policy change may result in a reduction of agricultural input factors such as fertilizer. Other factors, such as increased focus on the protein content of grain and improved prices for agricultural products may have positive effects.

     For nitrogen fertilizer, there is little new capacity expected to come onstream in 2003 and 2004. In addition, further closure of capacity could take place in areas of the world where energy costs are high, for example in the US and Mexico. The supply/demand balance for nitrogen fertilizer is expected to continue to tighten over the next several years. High oil prices are expected to result in high gas costs in Europe. Due to the time lag discussed above, Agri’s energy costs in the first half of 2003 will be higher than in the first half of 2002. Positive product price development towards the end of 2002 have continued into 2003.

     Ammonia prices have correlated strongly with the natural gas price in the US during the last several years. The forward market for natural gas (mid February 2003) indicates that high prices are expected to continue in the medium term. This is positive for the future ammonia prices as well.

     The price level for nitrates and other fertilizers in West Europe is expected to continue to correlate strongly with the movements in international fertilizer prices.

     Grain prices, particularly in the USA, but also elsewhere, increased substantially through 2002, mainly because of poor harvests in the US, Canada and Australia, caused by very dry weather. On a more fundamental level, global production of grain lags consumption and this may not yet be fully reflected in price developments. In 2002, grain inventories were also reduced. The expected need for increased grain production is positive for the demand outlook for fertilizer.

OTHER ACTIVITIES

NOK million	2002	2001	2000
Operating Revenues	21,769	22,361	24,749
Operating Income (loss)	13	(341)	208
EBITDA	1,044	1,215	2,950
Gross Investment	21,873	22,529	24,056
CROGI	4.7%	4.9%	9.7%
Number of employees	10,694	7,127	7,945

PETROCHEMICALS

Petrochemicals’ operating revenues decreased by 21 percent in 2002 compared to 2001. The reduction was primarily due to lower average product prices, particularly caustic soda and suspension polyvinyl chloride (S-PVC) prices. Hydro’s average realized price for caustic soda and S-PVC was approximately 49 and 6 percent lower, respectively, in 2002 than in 2001. Operating revenues in 2002 decreased by approximately NOK 290 million as a result of the sale of Hydro’s share in Singapore Polymer Corporation (SPC) in October 2001.

     Operating Income/(loss) and EBITDA for 2002 were NOK (35) million and NOK 320 million, respectively, compared with NOK (101) million and NOK 363 million in 2001. The reduction in EBITDA was primarily due to lower average product prices which were partly offset by lower purchased raw material costs, particularly natural gas liquids and ethylene. EBITDA for 2001 included non-recurring costs in the amount of approximately NOK 225 million and a gain of NOK 59 million for the sale of SPC.

     In general, growth in PVC demand tends to follow growth in GDP. Global demand for PVC increased by approximately 5 percent in 2002. The PVC consumption in the Western European countries was stable, while it increased in North America by approximately 4 percent. Global demand for PVC is expected to increase by 3 to 4 percent in 2003. Global PVC margin for 2003 is expected to be below the historical average because the global capacity additions during 2000 and 2001 will continue to put pressure on prices.

TREKA

Following the sale of its feed and grain operation, A/S Korn- og Foderstof Kompagniet was renamed Treka AS. The sale of the Danish operation was completed in the fourth quarter of 2002. The sale of the operations in Sweden was approved by the authorities in the fourth quarter and the transaction was completed in January 2003. The divestments resulted in a write-down of KFK’s non-current assets of approximately NOK 150 million in the third quarter of 2002. The main activities remaining in Treka relate primarily to the Biomar fish feed operations.

FLEXIBLE PACKAGING

EBITDA for Flexible Packaging in 2002 was NOK 265 million. Results were included in Hydro’s operating results from March 15, 2002. During the fourth quarter an agreement was signed to sell the Flexible Packaging operations to Alcan. The transaction was approved by regulatory authorities in EU in February 2003. No significant gain or loss relating to the sale is expected with the exception of potential currency translation effects at closing. Currency changes would have resulted in an unrealized translation loss of NOK 150 million as of the end of 2002.

LIQUIDITY AND CAPITAL RESOURCES

NOK million	2002	2001	2000
Cash flow provided by (used for):
Operations	21,785	26,172	25,626
Investments	(36,446)	(14,681)	(3,630)
Financing	(5,995)	(5,990)	(8,129)
Increase (decrease) in cash and cash equivalents	(21,183)	5,382	14,331
Return on Shareholders’ equity	12%	11%	21%
CROGI	8.5%	9.4%	12.5%
Net interest bearing debt/equity ratio	0.44	0.28	0.41

Cash flow

Hydro has historically financed its operations primarily through cash generated by operating activities. In 2002, net cash generated by the Company’s operations of approximately NOK 21.8 billion was not sufficient to fund the extraordinarily high investing activities of approximately NOK 36.4 billion and the financing activities of approximately NOK 6.0 billion. The residual of approximately NOK 21.2 billion was funded by drawing on the Company’s cash balances and increasing the Company’s net interest bearing debt.

     Cash provided by operating activities was NOK 21,785 million in 2002 a decline of 17 percent from 2001. The decline was due to the generally lower prices and margins experienced in 2002 compared to 2001, especially as a result of the weakening USD and the strong NOK. In spite of a 11 percent increase in net income in 2002 operating cash flow declined. This was partly due to the 2002 net income includes unrealised gains which have no cash effect in 2002.

     Cash used in investing activities in 2002 was NOK

36,446 million compared to NOK 14,681 million in 2001. The increase of NOK 21,765 million was due to the purchases of long-term investments, principally the VAW and Technal acquisitions, and the purchase of assets from the Norwegian State’s Direct Financial Interest (SDFI). See the “Capital Expenditures” section below for an analysis of expenditures for property, plant and equipment and long-term investments.

     In 2002, NOK 5,995 million was used in financing activities, which was at the same level as for 2001. Principal repayments in 2002, which included prepayments of certain VAW indebtedness, were higher than in 2001. However, this was offset by the absence of any repurchase of ordinary shares in 2002; in 2001 Hydro used NOK 1,154 million for that purpose.

     Hydro anticipates that cash from operations, its cash holdings and short-term credit facilities will be sufficient to meet its planned capital expenditures and operational requirements in 2003. Hydro’s capital expenditures for 2003 are estimated to be approximately NOK 20 billion (excluding exploration activities).

     The cash and cash equivalents position as of year-end 2002 was NOK 5,965 million compared to NOK 27,148 million at year-end 2001. The main reasons for the decline were the lower level of cash provided by operating activities and the significantly higher level of cash used for investing activities. However, it is important to note that Hydro maintained an unusually high cash position in 2001 which was reduced to a more historically “normal” level in 2002.

Short and long-term borrowings

Through the acquisition of VAW, Hydro assumed interest bearing debt of EUR 703 million (NOK 5,481 million) of which approximately 75 percent of the amount was classified, or has been reclassified, as short-term debt (i.e. with a maturity of less than a year). A significant portion of this short-term debt was repaid during 2002. NOK 400 million was transferred from VAW to Norsk Hydro ASA.

     At year-end 2002, short-term bank loans and the current portion of long-term debt in Hydro amounted to NOK 9,264 million down from the year-end 2001 level of NOK 10,424 million.

     Hydro’s long-term interest bearing debt at the end of 2002 was NOK 30,902 million, compared to NOK 37,853 million at the end of 2001. The main reason for the reduction in long-term interest bearing debt, stated in NOK, was the weakening USD and the strengthening of NOK. In addition, Hydro repaid maturing long-term debt of NOK 1,761 million, and repaid an additional NOK 513 million of VAW long-term debt in 2002.

     Approximately two-thirds of Hydro’s long-term debt is denominated in US dollars. The weighted average interest rate on all long-term debt was 7.2 percent at year-end 2002. The average maturity of the Company’s outstanding long-term debt was approximately 14 years, with approximately 21 percent of the long-term debt falling due within the next five years and the remainder thereafter. (See Note 19 in Notes to the consolidated financial statements for more comprehensive information on the composition of long-term debt).

     A significant part of Hydro’s indebtedness is situated in the parent company, Norsk Hydro ASA. In general, the terms of each of the debt agreements and indentures governing the indebtedness contain cross-default provisions (under which a default under any other loan, indebtedness or other obligation for borrowed money on the part of Hydro would trigger a default under that debt agreement or indenture. The cross-default provisions are generally limited to borrowing obligations of Norsk Hydro ASA or any of its “Principal Subsidiaries” (defined to mean a company or other entity (i) which is fully consolidated in the consolidated balance sheet of the Company or in which the Company owns more than 50 percent of the issued share capital, (ii) the gross assets of which represent more than 10 percent of the consolidated gross assets of the Company and its subsidiaries (taken as a whole) and (iii) which is incorporated in the Kingdom of Norway) and require that the indebtedness in default under another agreement or indenture be greater than a certain level (e.g., USD 25 million).

     Substantially all of Hydro’s debt is unsecured. However, the agreements and indentures contain provisions restricting the pledging of assets to secure future borrowings without granting equivalent status to existing lenders. The debt agreements and indentures contain no financial ratio covenants and no provisions connected to Hydro’s credit rating or value of underlying assets. None of the agreements give the lenders a right to put the loan and demand repayment prior to its scheduled maturity. However, certain of the agreements allow for Hydro’s early redemption or repayment of the indebtedness of the outstanding principal amounts or specified premiums above such amounts, plus accrued and unpaid interest.

     At December 31, 2002, Hydro’s senior unsecured debt was rated “A” by Standard & Poors and “A2” with negative outlook from Moody’s. In determining the rating, the rating agencies have not factored in the Norwegian State’s 43.8 percent equity interest in the Company. The factors given significant weight in determining Hydro’s current credit rating include: the diversification of the Company’s portfolio; its competitive position in each of the businesses (Oil and Energy, Aluminium and Agri); and sound financial profile. The ratings also, however, reflect the commodity characteristics of most of the Company’s products, and consequently, the exposure to market price fluctuations and economic cyclicality.

     Net interest bearing debt (short- and long-term interest bearing debt, including the current portion of long-term debt, less cash and cash equivalents) at the end of 2002 was NOK 34.2 billion, compared to NOK 21.1 billion at the end of 2001 The Company’s net interest bearing debt to equity (including minority interests) ratio was 0.44 at year-end 2002, which was well within the stated target of 0.5.

     As of December 31, 2002, Hydro had unused short-term credit facilities totalling approximately NOK 2,825 million. The Company also has committed agreements for long-term stand-by credit facilities totalling USD 1,925 million. There were no borrowings under these agreements as of December 31, 2002. Hydro also has in place a shelf registration in the US under which it may raise up to an aggregate of USD 1.5 billion in debt securities. There are no substantial restrictions on the use of borrowed funds under Hydro’s material credit and debt facilities.

Employee retirement plans

As of December 31, 2002, the projected benefit obligation (PBO) associated with Hydro’s defined benefit plans was NOK 23.7 billion and the fair value of pension plan assets was NOK 15.1 billion, resulting in a net unfunded obligation for such plans of NOK 8.6 billion. In addition, termination benefit obligations and other pension obligations amounted to NOK 1.5 billion, leaving the net unfunded pension obligation at a total of NOK 10.1 billion. For further details see Note 20 to the Notes to the consolidated financial statements.

     In 2002, the net unfunded pension obligation increased by NOK 8 billion, of which obligations assumed in business combinations represented approximately NOK 3.3 billion. Unrecognized net loss and prior service cost increased by NOK 4.7 billion from NOK 3.6 billion at the end of 2001 to NOK 8.3 billion at the end of 2002. The increase attributable to the unrecognized net loss and prior service cost was mainly due to negative asset returns, actual compensation increases that exceeded assumed future compensation rates, and remeasurement of obligations at year-end applying a lower discount rate and higher compensation increase assumptions than applied in the prior year valuation.

     Hydro’s net pension cost for 2002 amounted to NOK 1.6 billion. Cash outflows from operating activities in 2002 regarding pensions amounted to NOK 1.5 billion.

     As for 2003 net pension cost and cash requirements, Hydro expects a considerable increase from 2002. Considering uncertainties involved, especially for the cash requirement needs, Hydro’s indicative best estimate for both the net pension cost and the cash requirement need in 2003 is NOK 2.4 billion. The main reasons for this increase are as discussed above in explaining the increase in net unfunded pension obligation and unrecognised net loss and prior service cost.

     The discount rate Hydro utilizes for determining pension obligations and pension cost is based on the yield on a portfolio of long-term corporate bonds that receive one of the two highest ratings given by a recognized rating agency. Hydro provides defined benefit plans in several countries and in various economic environments that will affect the actual discount rate applied. Approximately two-thirds of Hydro’s projected benefit obligation relates to Norway. In assessing the weighted average discount rate of 6.6 percent applied as of December 31, 2002, it should be noted that the Norwegian economy in recent years has remained at a relatively strong level of activity in oil revenues. Combined with lower interest rates outside Norway, this has led to a widening of the interest rate differential between Norway and other countries. The discount rate applied for Norwegian plans as of December 31, 2002 is 7.0 percent.

Contractual Obligations and Commercial Commitments

A summary of Hydro’s total contractual obligations and commercial commitments to make future payments is presented below. For further details see Notes 7, 19, 22 and 23 in Notes to the consolidated financial statements.

		Payments Due by Period
Contractual obligations		Less than	1-3	4-5	There-
In NOK million	Total	1 year	years	years	after
Long-term debt	32,738	1,926	3,750	1,110	25,952
Capital lease obligations	122	32	58	32	—
Operating lease obligations	6,965	1,319	2,184	1,514	1,948
Unconditional purchase obligations	43,805	5,072	8,374	6,358	24,001

Total contractual cash obligations	83,630	8,349	14,366	9,014	51,901

In addition, Hydro’s other commercial commitments include guarantees and contractual commitments for future investments. Guarantees including letters of credit, stand-by letters of credit, performance bonds, and payment guarantees as of December 31, 2002 amounted to NOK 10.2 billion. Contractual commitments for investments in property, plant and equipment, and other future investments as of December 31, 2002 amounted to NOK 17.4 billion.

Minority interest and Shareholders’ equity

Minority interest increased by approximately 9 percent to NOK 1,143 million in 2002. Shareholders’ equity was NOK 75,867 million at the end of 2002, an increase of 1 percent compared to 2001. Net income in 2002 of NOK 8,765 million contributed to increasing shareholders’ equity while foreign currency translation of NOK 7,221 million reduced shareholders’ equity. The Norwegian krone appreciated significantly against other currencies during 2002, contributing to the increased foreign currency translation effects.

Investments

Investments relating to new and existing fields and transportation systems in 2002 were NOK 14,197 million. The purchase of assets from SDFI and the development of the Grane field were the most important investment projects for Exploration and Production in 2002. The largest investments for Hydro Aluminium included the VAW acquisition, the expansion activities relating to the aluminium smelter in Sunndal, Norway and the alumina refinery in Alunorte in Brazil.

     Investments relating to new and existing fields and transportation systems in 2001 were NOK 9,618 million. Grane, Tune, Snorre Phase 2 and Terra Nova were the four most important development projects for Exploration and Production in 2001. The largest investments for Metals in 2001 included the expansion activities relating to the alumina refinery and ownership interest in Alunorte in Brazil, the construction activities related to the remelt plant in Azuqueca, Spain and the modernization and expansion activities relating to the Company’s aluminium smelter in Sunndal. Investments for Extrusion and Automotive related primarily to the acquisition of Aldural in Argentina and rationalizing existing business activities including a new press in Italy.

     In 2000, Hydro invested NOK 8,322 million in new and existing fields and transportation systems. Snorre 2, Oseberg South, Terra Nova and Åsgard were the four most important development projects in 2000. The largest investments for Metals in 2000 were the acquisition of an ownership interest in Alunorte in Brazil and a new magnesium facility in China for conversion of local magnesium to high quality alloy ingots. Investments for Extrusion and Automotive related primarily to the acquisition of Wells Aluminum Corporation, the construction of a new remelt plant in Kentucky, and the addition of four new extrusion presses in France, Spain and Italy. A significant part of the 2000 investment for Agri related to the acquisition of Trevo in Brazil.

Investments 1)

Amounts in NOK million	2002	%	2001	%	2000	%
Exploration and Production	14,197	31	9,618	59	8,322	50
Energy and Oil Marketing	499	1	472	3	186	1
Eliminations	—	—	—	—	29	—

Hydro Oil and Energy	14,696	32	10,090	62	8,537	51

Metals	12,728	28	1,872	12	2,437	15
Rolled Products	7,437	16	201	1	249	2
Extrusion and Automotive	5,153	11	1,454	9	2,389	14
Other and eliminations	—	—	—	—	—	—

Hydro Aluminium	25,318	55	3,527	22	5,075	31

Hydro Agri	1,543	4	797	5	1,088	7

Other activities 2)	3,115	7	1,372	8	1,807	11
Corporate and eliminations 3)	1,044	2	542	3	58	—

Total	45,716	100	16,328	100	16,565	100

1)	Additions to property, plant and equipment, plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.
2)	Other Activities consists of the Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet, KFK), VAW Flexible Packaging, Pronova, the industrial insurance company, Industriforsikring, and Hydro Business Partner.
3)	Includes an equity increase in Norsk Hydro's Independent Pension Trustin Norway in 2002 of NOK 750 million.

Material commitments for capital expenditures

Contractual commitments for investments in property, plant and equipment relating to land-based activities and oil and gas field activities and transport systems at the end of 2002 were NOK 3,095 million and NOK 14,297 million, respectively. Additional authorized future investments representing projects formally approved by the Board of Directors or management were NOK 2,395 million relating to land-based activities and NOK 764 million relating to oil and gas field activities and transport systems. Hydro expects that cash flow from operations and normal financing activities will be adequate to fund these expenditures.

RESEARCH AND DEVELOPMENT

Hydro engages in research and development (R&D) in order to maintain its competitive position and to develop new products and processes. Hydro spent approximately NOK 815 million, NOK 796 million and NOK 898 million during 2002, 2001 and 2000 respectively, on such activities. As part of its R&D activities, Hydro continues to focus on ecological issues including life cycle analyses and energy efficiency studies relating to products produced by the Company.

     Hydro maintains major research centers in Porsgrunn and Bergen in Norway, with a combined staff of approximately 455 as well as smaller research groups in several other locations. The Bergen facility is dedicated to the Group’s oil and gas activities. Research centers for Hydro Aluminium are located in Karmøy, Årdal, Raufoss Sunndal and Porsgrunn in Norway; in Bonn and Ulm in Germany; in Tønder, Denmark and in Michigan, US.

     The following highlights major contributors to total R&D costs incurred in 2002.

     Hydro Oil and Energy incurred R&D costs in 2002 totaling approximately NOK 143 million, mainly by Exploration and Production. The amount incurred was primarily aimed at exploration technology, virtual reality, increased oil recovery, multiphase transportation, well technology, deep water technology, subsea solutions and health, safety and environment with the purpose of reducing field development and operating costs. Hydrogen as a future energy carrier, renewable energy and reduction of emissions of carbon dioxide are included in Hydro’s R&D programs.

     Hydro Aluminium incurred a total of NOK 408 million in R&D costs in 2002. Metals, Extrusion and Automotive and Rolled Products incurred NOK 99 million, NOK 265 million and NOK 44 million, respectively. The integration with VAW has substantially enhanced the R&D capabilities of Hydro Aluminium, broadening and deepening its competence base, strengthening the European activities and increasing Hydro Aluminium’s overall global reach. R&D activities in 2002 included process and product development along the entire value chain beginning with primary production, through metal products, extruded products and rolled products as well as end products with special focus on automotive applications.

     R&D costs for the Agri business area were NOK 152 million in 2002. Activities related to fertilizer operations included process and technology development aimed at optimization and cost reduction as well as product R&D targeting new, innovative products and strategies for customers in selected markets. In addition, activities relating to industrial products have been focused on application and product development including projects relating to environmental issues.

     Petrochemicals incurred NOK 27 million in R&D costs in 2002. The main research and development areas are process improvements in VCM and PVC technology, aiming at higher productivity and lower costs and PVC formulation developments with a view to minimizing the environmental impact of the PVC life cycle.

RISK MANAGEMENT

The following discussion about Hydro’s risk management policies and the estimated amounts generated from the sensitivity analyses are “forward-looking statements” that involve risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global markets. Information related to the financial results for the commodity and financial instruments and hedge accounting strategies as of December 31, 2002 can be found in Note 24 in Notes to the consolidated financial statements.

     The methods used by Hydro to analyze risks discussed below should not be considered projections of future events or losses. Risk management in Hydro is based on the principle that risk evaluation is an integral part of all business activities and responsibility is placed at the business area. Each business area has in place policies and procedures for monitoring risks, assessing appropriate risk levels, and mitigating risk. This is also assessed at the Corporate group level, most notably in the following categories:

• Business strategy – including events that may impact the Company’s reputation and brand;

• Financial risks – including events that may have impact on net interest-bearing debt/equity ratio, liquidity and credit rating;

• Health, security, safety, environmental issues and potential impact on communities;

• Commodity price, currency, and interest rate fluctuations.

The derivative financial and commodity instruments that Hydro uses to manage its primary market risks are as follows:

Futures:	crude oil, aluminium, electricity
Forwards:	crude oil, aluminium, electricity, natural gas, foreign currency
Options:	crude oil, aluminium, electricity, foreign currency
Swaps:	crude oil, aluminium, NGLs, foreign currency, interest rate

For accounting purposes, unless otherwise disclosed below, derivative financial and commodity instruments are marked-to-market with the resulting gain or loss reflected in earnings since most of the instruments do not meet the criteria for hedge accounting. This can result in volatility in earnings since the associated gain or loss on the related transactions may be reported in earnings in different periods.

COMMODITY PRICE RISK

A substantial portion of Hydro’s revenues is derived from the sale of commodities such as crude oil, aluminium, and fertilizers. Hydro also purchases and sells natural gas and electricity. The prices of these commodities can be volatile, creating fluctuations in Hydro’s earnings. To manage this risk, Hydro’s financial policy prioritizes financial strength (i.e., debt/equity ratio of 0.5, satisfactory liquidity reserves, and good credit standing). In addition, Hydro uses commodity derivatives, such as commodity futures and forwards, options and swaps, to manage unfavorable price fluctuations and to participate in limited speculative trading within strict limits defined by management. The following highlights Hydro’s main commodity price risks.

Oil

Hydro produces and sells crude oil and refined petroleum products. Hydro utilizes futures, physical and financial swaps and options with international oil and trading companies. These instruments are used to mitigate unwanted price exposure for a portion of its crude oil portfolio production and certain inventories of oil or petroleum products at its partly owned refinery in Sweden. For the purpose of protecting against the risk of low oil prices, Hydro has purchased average rate put options (Asian options) to sell 10 million barrels of oil in the first half of 2003 for an average strike price of US dollar 17 per barrel.

Natural gas

Hydro is a producer, consumer, buyer and seller of natural gas. Through December 31, 2001, the production from the Norwegian Continental Shelf was sold through the Gas Negotiating Committee (“GNC”). As of January 1, 2002 the GNC was dismantled, resulting in each stake-holder on the Norwegian Continental Shelf being individually responsible for its natural gas marketing activities. The consumption of natural gas is mainly sourced through long-term contracts with major producers and distributors. Hydro is mainly involved in physical over-the-counter forward contracts traded bilaterally in the UK and on the European continent where there exists a liquid market for such contracts. The main purpose of this activity is to secure natural gas for Hydro’s own production and deliveries to Hydro’s customers, to reduce the risk in the natural gas portfolio against unfavorable fluctuations in price, and to participate in limited speculative trading within strict limits defined by management. Activities qualifying as derivatives under Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) are marked-to-market with the related adjustments reflected in operating income.

Electricity

Hydro is a producer, consumer, buyer and seller of electricity. In Norway, Hydro’s consumption of electricity exceeds its production. In Europe, only small-scale production exists and consumption is considerably higher. This deficit is principally covered through long-term purchase contracts with other producers and suppliers. Hydro’s demand and supply balance can also be affected by other factors, such as seasonal variations in the level of its production, which is influenced by precipitation and reservoir levels. Hydro utilizes derivative instruments, such as futures, forwards and options, and physical contracts that are traded either bilaterally or over electricity exchanges such as the Nordic power exchange, Nord Pool. The main purpose of this activity is to secure electricity in the market for Hydro’s own consumption and delivery commitments, to reduce the risk in the electricity portfolio against unfavorable fluctuations in price, and to participate in limited speculative trading within strict limits defined by management.

     The electricity market was extremely volatile during the last few months of 2002. The market trended upwards since the end of the summer and the spot price reached an all-time high towards the end of 2002 due to very low precipitation levels experienced in Norway. Activities qualifying as derivatives under SFAS 133 are marked-to-market with the related adjustments reflected in operating income.

Aluminium

Hydro is a leading producer of primary aluminium and fabricated aluminium products. Hydro also has considerable activities related to physical aluminium and raw material trading aimed at extending Hydro’s role as a reliable and long-term supplier of raw materials and aluminium products. The objective of this trading is to optimize capacity utilization, logistical costs and strengthen market positions by providing customers with flexibility in pricing and sourcing. In addition, Hydro also has considerable activities relating to remelting and long-term commercial agreements to secure sourcing of casthouse products. The acquisition of VAW adds further flexibility to Hydro’s metal system and strengthens its positions in Europe, North America, and Asia.

     To secure margins on physical contracts and achieve an average LME price on smelter production, Hydro enters into corresponding future contracts with the LME. The majority of these contracts mature within one year. Hydro manages these hedging activities on a portfolio basis, often taking LME positions based upon net exposures. Accordingly, it is difficult to meet certain hedge accounting criteria. Therefore, aluminium price volatility can result in significant fluctuations in the marked-to-market adjustments for LME positions recorded to operating income. However, the long-term effect of price changes of future physical metal purchases and sales is expected to largely offset the marked-to-market adjustments for the LME future contracts.

     In addition, Hydro nets positions internally, then takes them externally to reduce commissions paid to the external market. This activity is defined within strict limits as defined set by management. Volatility from market adjustments on these positions will not have offsetting effects from other transactions.

     As a result of the expansion project at the Sunndal metal plant, Hydro’s exposure to commodity prices and foreign currency exchange rates has increased. Accordingly, Hydro has entered into short positions using LME future contracts and US dollar forward contracts to secure an average aluminium price of approximately NOK 14,000 per tonne of a portion of the forecasted sales of primary metal production per year for the period 2003 to 2007. Simultaneously, Hydro secured the US dollar - NOK exchange rate at about NOK 9.3 for the same tonnage in the same period. This hedging strategy meets certain hedging criteria in accordance with SFAS 133, and has therefore been designated as a cash flow hedge.

     In addition, in 2001 Hydro entered into short positions using LME future contracts, designating such contracts as cash flow hedges under SFAS 133 against the risk of lower aluminium prices for forecasted sales of primary metal production for the period 2001 to 2003. These positions were closed in 2001 and the hedges dedesignated.

     Hydro also has a 10-year commitment with Aluvale to purchase a fixed tonnage of remelt ingot per year. At the end of 2002, Hydro entered into short positions using LME futures to hedge against the fluctuations in the fair value of the purchase commitment due to changes in the LME price of aluminium over the period of 2003 - 2006.

FOREIGN CURRENCY EXCHANGE RATE RISK

Prices of many of Hydro’s most important products, mainly crude oil, aluminium, natural gas and magnesium, are either denominated in US dollars or are influenced by local currency rates against the US dollar. The cost of raw materials, including natural gas, NGLs and alumina, are affected by the US dollar price of crude oil, and fluctuations in the US dollar against local currencies. Hydro’s primary foreign currency risk is tied to local currency fluctuations against the US dollar. To reduce the long-term effects of fluctuations in US dollar exchange rates, Hydro incurs most of its debt in US dollars (67 percent of Hydro’s long-term debt is US dollar denominated). The remaining long-term debt is denominated in Norwegian kroner, Euro, Swedish kroner, and British pounds. Hydro’s pre-tax operating income would most likely increase when the US dollar appreciates against European currencies, whereas financial expense, including interest expense and net foreign currency losses, is likely to be negatively affected. In addition, the effects of the translation of changes in the exchange rate of local currencies to Norwegian kroner for subsidiaries outside of Norway can influence comparative results of operations.

     Hydro primarily employs foreign currency swaps and forward currency contracts to modify the currency exposures for Hydro’s long-term debt portfolio. Foreign currency swaps allow Hydro to raise long-term borrowings in one currency and swap them into another with lower funding costs rather than borrowing directly in the second currency. Forward currency contracts are entered into to safeguard cash flows for forecasted future transactions or to cover short-term liquidity needs in one currency through excess liquidity available in another currency. Short-term forward currency contracts reduces funding costs as it is alternative to drawing a short-term loan in one currency and investing short-term in another.

     In order to further mitigate its exposure to foreign currency risk, Hydro has designated a portion of its foreign denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. The foreign exchange gains and losses on this debt are recorded as a separate component of shareholders’ equity.

INTEREST RATE RISK

Hydro is exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund its business operations. Hydro maintains a high ratio of long-term, fixed-rate debt, as a proportion of its total debt, with an even debt repayment schedule and adequate resources to allow for financial flexibility. Hydro periodically uses derivative financial instruments such as foreign currency and interest rate swaps to minimize its exposure to interest rate risks.

CREDIT RISK

Internal policies are established to limit credit risk through limit setting for counterparty risks, insurance of risks, and procedures for monitoring exposures. Furthermore, the risk level is reduced through a diversified customer base representing various industries and geographic areas.

     Credit risk arising from the inability of the counterparty to meet the terms of Hydro’s derivative financial instrument contracts is generally limited to amounts, if any, by which the counterparty’s obligations exceed the obligations of Hydro. It is Hydro’s policy to enter into derivative financial instruments with various international banks with established limits for transactions with each institution. Therefore, Hydro does not expect to incur material credit losses on its risk management or other derivative financial instruments.

     Hydro also has some exposure to credit risk related to derivative commodity instruments. However, this risk is significantly limited because most instruments are settled through commodity exchanges. Hydro limits credit risks relating to other contracts not traded on exchanges with internal policies for credit ratings and limits for counterparties.

SENSITIVITY ANALYSIS

In accordance with applicable requirements of the US Securities and Exchange Commission (SEC), Hydro has chosen to provide information about market risk and its potential exposure to hypothetical loss from derivative financial instruments and other financial instruments and derivative commodity instruments through sensitivity analysis disclosures. Such disclosures are intended to express the potential loss in fair values of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices over a selected period of time.

     The sensitivity analysis depicted in the tables below reflects the hypothetical loss in fair values assuming a 10 percent change in rates or prices and no changes in the portfolio of instruments as of December 31, 2002 and December 31, 2001, respectively. Hydro’s management cautions against relying on the information presented. This is due to the arbitrary nature of assumptions involved, the inability of such a simple analysis to model reality, continuous changes to Hydro’s portfolio and the exclusion of certain of Hydro’s positions necessary to reflect the net market risk of the Group. Accordingly, the information does not represent management’s expectations about probable future losses.

    The most significant limitations on the figures provided are as follows:

•	The tables only include the effects of the derivative instruments discussed above and of certain financial instruments (see Footnote 2 below). It does not include all related physical positions, contracts, and anticipated transactions that many of the derivatives instruments are meant to secure. A rate or price change of 10 percent will often result in a corresponding effect to the fair value of the physical or underlying position such that the resulting gains and losses would offset.

•	As allowed by the SEC regulations, Hydro has excluded accounts payable and accounts receivable from the presentation which may have had a significant effect on the foreign exchange risk figures provided.

•	The computations, which provide the most negative effect to Hydro of either a 10 percent increase or decrease in each rate or price, do not take into account correlations which would be expected to occur between the risk exposure categories. For example, the effect that a change in a foreign exchange rate may have on a commodity price is not reflected in the tables.

•	It is not probable that all rates or prices would simultaneously move in directions that would have negative effects on Hydro’s portfolio of instruments.

The effects of these limitations on the estimates may be material.

    As depicted in the tables below, in 2002 Hydro’s exposure to foreign currency and interest rate risks decreased compared to the prior year. The reasons for the change include the following:

•	During 2002, Hydro repaid long-term loans of NOK 1,761 million and prepaid an additional NOK 513 million of VAW long-term loans. Furthermore, the reduction in long-term interest-bearing debt calculated in NOK was due to the weakening of the USD against the NOK.

•	Hydro’s level of cash and cash equivalents decreased by approximately NOK 21 billion. The primary reason for the change was the VAW acquisition which was fully funded by Hydro’s cash reserves.

•	During the course 2002, the Norwegian kroner appreciated against the US dollar.

As of 31 December, 2002 Hypothetical loss from +/- 10% change in:

	Fair value as of	Interest	Foreign currency	Commodity
NOK million (unaudited)	31 December, 2002 1)	rates	exchange rates	prices	Volatility	Other
Derivative instruments related to:
Commodities	1,419	4	123	684	6	—
Other 2)	1,520	59	705	—	7	—
Financial instruments 3)	(32,155)	1,353	3,197	—	—	57

As of 31 December, 2001 Hypothetical loss from +/- 10% change in:

	Fair value as of	Interest	Foreign currency	Commodity
NOK million (unaudited)	31 December, 2001 1)	rates	exchange rates	prices	Volatility	Other
Derivative instruments related to:
Commodities	559	—	162	825	22	—
Other 2)	(51)	55	1,015	—	18	—
Financial instruments 3)	(16,555)	1,994	2,925	—	—	93

1)	The change in fair value due to price changes is calculated based upon pricing formulas for certain derivatives, the Black-Scholes model for options and the net present value of cash flows for certain financial instruments or derivatives. Discount rates used vary as appropriate for the individual instruments.
2)	Other mainly includes forward currency contracts, currency swaps and swaptions.
3)	Financial instruments include cash and cash equivalents, investments in marketable securities, bank loans and other interest bearing short-term debt and long-term debt. A substantial portion of the hypothetical loss in fair value for changes in interest rates relates to Hydro’s long-term fixed rate debt. As Hydro expects to hold this debt until maturity, changes in the fair value of debt would not be expected to affect earnings.

Hydro’s exposure to commodity price risk for aluminium decreased in 2002 as compared to the prior year. This was mainly due to the acquisition of VAW’s long LME positions in 2002. Inclusion of VAW’s long LME positions more than offsets existing short LME positions and reduces Hydro’s overall net exposure to increases in commodity prices. Moreover, due to the strengthening of the NOK against the USD, the resulting effect is a decreased exposure in commodity price risk when expressed in NOK. Hydro’s exposure to commodity price risk for energy increased in 2002 as compared to the prior year mainly due to significant changes in market prices related to electricity contracts. These effects resulted in an overall increase in the hypothetical losses in the fair value of Hydro’s derivative commodity instruments. The remaining activities for 2002 have not materially impacted the other hypothetical losses in the fair value for the year ended December 31, 2002.

NORSK HYDRO ASA and subsidiaries - US GAAP

CONSOLIDATED INCOME STATEMENTS

Year ended 31 December,		2002	2002	2001	2000
Amounts in million (except per share amounts)	Notes	NOK	EUR*)	NOK	NOK
Operating revenues	5	162,936	22,396	152,835	156,861

Raw materials and energy costs		99,607	13,691	94,537	94,082
Payroll and related costs	7, 20	20,333	2,795	17,237	14,852
Depreciation, depletion and amortization	5, 15, 16	13,912	1,912	12,273	12,538
Other	7,25	9,253	1,272	6,744	6,788
Restructuring costs	6	(10)	(1)	961	135

Operating costs and expenses		143,095	19,669	131,752	128,395

Operating income before financial items and other income	5	19,841	2,727	21,083	28,466
Equity in net income of non-consolidated investees	5, 13	33	5	566	672
Interest income and other financial income	8, 24	1,418	195	2,847	1,747
Other income, net	5, 9	219	30	578	3,161

Earnings before interest expense and taxes (EBIT)		21,511	2,957	25,074	34,046
Interest expense and foreign exchange gain (loss)	8, 24	517	71	(3,609)	(3,905)

Income before taxes and minority interest		22,028	3,028	21,465	30,141
Income tax expense	10	(13,278)	(1,825)	(13,750)	(16,178)
Minority interest		15	2	177	18

Net income	27	8,765	1,205	7,892	13,981

Earnings per share	3	34.00	4.70	30.50	53.40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME **)
Net income		8,765	1,205	7,892	13,981

Net unrealized gain (loss on securities available-for-sale	3	(31)	(4)	41	(3)
Minimum pension liability adjustment	3	(323)	(44)	(397)	(95)
Net investment hedge	3	1,333	183	89	(412)
Cash flow hedges	3	979	135	136	—
Net foreign currency translation adjustments	3	(7,207)	(991)	(794)	1,010

Total other comprehensive income (loss), net of tax	3	(5,249)	(721)	(925)	500

Comprehensive income, net of tax		3,516	483	6,967	14,481

*)	Presentation in euro is a convenience translation based on the exchange rate at 31.12.2002, which was 7.2754 (unaudited)
**)	Changes in shareholders’ equity include net income together with other changes not related to investments by and distribution to shareholders. (See Note 3)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

31 December,		2002	2002	2001
Amounts in million	Notes	NOK	EUR*)	NOK
ASSETS
Cash and cash equivalents		5,965	820	27,148
Other liquid assets	11	2,647	364	2,421
Accounts receivable, less allowances of 1,102 and 1,138		25,280	3,475	23,372
Inventories	12	17,232	2,368	15,794
Prepaid expenses and other current assets		13,055	1,794	9,482
Current deferred tax assets	10	2,218	305	2,106

Current assets	5	66,397	9,126	80,323

Non-consolidated investees	13	11,499	1,581	9,687
Property, plant and equipment, less accumulated depreciation, depletion and amortization	15	112,342	15,441	95,277
Prepaid pension, investments and other non-current assets	14, 16, 20	15,081	2,073	11,636
Deferred tax assets	10	1,892	260	999

Non-current assets	5	140,814	19,355	117,599

Total assets	5	207,211	28,481	197,922

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank loans and other interest-bearing short-term debt	17	7,306	1,004	8,458
Current portion of long-term debt	19	1,958	269	1,966
Other current liabilities	18	38,331	5,269	32,245
Current deferred tax liabilities	10	262	36	324

Current liabilities		47,857	6,578	42,993

Long-term debt	19	30,902	4,247	37,853
Accrued pension liabilities	20	8,385	1,152	4,215
Other long-term liabilities	21	6,248	859	5,912
Deferred tax liabilities	10	36,809	5,060	31,105

Long-term liabilities		82,344	11,318	79,085

Minority shareholders’ interest in consolidated subsidiaries		1,143	157	1,051

Share capital	3	5,332	733	5,332
Additional paid-in capital	3	15,088	2,074	15,070
Retained earnings	3	63,260	8,694	57,070
-Treasury stock	3	(3,052)	(419)	(3,167)
Accumulated other comprehensive income	3	(4,761)	(654)	488

Shareholders’ equity	3, 27	75,867	10,428	74,793

Total liabilities and shareholders’ equity		207,211	28,481	197,922

*)	Presentation in euro is a convenience translation based on the exchange rate at 31.12.2002, which was 7.2754 (unaudited)

The accompanying notes are an integral part of the consolidated financial statements.

NORSK HYDRO ASA and subsidiaries - US GAAP AND N GAAP 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended 31 December,		2002	2002	2001	2000
Amounts in million	Notes	NOK	EUR*)	NOK	NOK
Operating activities:
Net income		8,765	1,205	7,892	13,981
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	5	13,912	1,912	12,273	12,538
Restructuring costs	6	(10)	(1)	961	135
Equity in net income of non-consolidated investees	5, 13	(33)	(5)	(566)	(672)
Dividends received from non-consolidated investees	13	414	57	472	398
Deferred taxes	10	(619)	(85)	(313)	2,467
Loss (gain) on sale of non-current assets		823	113	(937)	(3,162)
Loss (gain) on foreign currency transactions	8	(3,262)	(448)	416	655
Net sales (purchases) of trading securities		616	85	(112)	(115)
Other		450	62	773	377
Working capital changes that provided (used) cash:
Receivables		(1,959)	(269)	3,627	(3,149)
Inventories		1,758	242	1,854	(2,461)
Prepaid expenses and other current assets		(1,777)	(244)	(355)	(616)
Other current liabilities		2,707	372	187	5,250

Net cash provided by operating activities		21,785	2,994	26,172	25,626

Investing activities:
Purchases of property, plant and equipment		(19,573)	(2,690)	(14,348)	(11,943)
Purchases of other long-term investments		(18,104)	(2,488)	(1,663)	(4,348)
Net sales (purchases) of short-term investments		(1,154)	(159)	42	(15)
Proceeds from sales of property, plant and equipment		908	125	629	1,334
Proceeds from sales of other long-term investments		1,477	203	659	11,342

Net cash used in investing activities		(36,446)	(5,009)	(14,681)	(3,630)

Financing activities:
Loan proceeds		707	97	408	993
Principal repayments		(4,196)	(577)	(2,865)	(6,328)
Ordinary shares purchased	3	—	—	(1,155)	(763)
Ordinary shares issued		70	10	92	63
Dividends paid	3	(2,576)	(354)	(2,470)	(2,094)

Net cash used in financing activities		(5,995)	(824)	(5,990)	(8,129)

Foreign currency effects on cash flows		(527)	(72)	(119)	464

Net increase (decrease) in cash and cash equivalents		(21,183)	(2,912)	5,382	14,331
Cash and cash equivalents at beginning of year		27,148	3,731	21,766	7,435

Cash and cash equivalents at end of year		5,965	820	27,148	21,766

Cash disbursements were made for:
Interest (net of amount capitalized)		1,363	187	357	1,460
Income taxes		13,935	1,915	14,006	8,027

1)	There are no material differences between consolidated statements of cash flows according to US GAAP and Norwegian accounting principles (N GAAP).
*)	Presentation in euro is a convenience translation based on the exchange rate at 31.12.2002, which was 7.2754. (unaudited)

The accompanying notes are an integral part of the consolidated financial statements.

NORSK HYDRO ASA and subsidiaries - N GAAP

CONSOLIDATED INCOME STATEMENTS

Year ended 31 December,
Amounts in NOK million	Notes	2002	2001	2000
Operating revenues	5	162,945	152,969	156,861

Raw materials and energy costs		101,334	93,990	95,146
Change in inventories of own production		(1,727)	547	(1,064)
Payroll and related costs	7, 20	20,333	17,237	14,852
Depreciation, depletion and amortization	5, 15, 16	14,073	12,273	12,538
Other		9,124	6,924	6,773
Restructuring costs	6	(10)	961	135

Operating costs and expenses	7	143,127	131,932	128,380

Operating income	5	19,818	21,037	28,481
Equity in net income of non-consolidated investees	5, 13	23	566	672
Interest income and other financial income	8, 24	1,418	2,847	1,747
Other income, net	5, 9	219	578	3,161

Earnings before interest expense and taxes (EBIT)		21,478	25,028	34,061
Interest expense and foreign exchange gain (loss)	8, 24	517	(3,609)	(3,905)

Income before taxes and minority interest		21,995	21,419	30,156
Income tax expense	10	(13,328)	(13,733)	(16,188)

Net income		8,667	7,686	13,968
Minority interest		15	177	18

Net income after minority interest	27	8,682	7,863	13,986

Oslo, 28 February, 2003

Egil Myklebust, chairman	Borger A. Lenth, vice chairman	Elisabeth Grieg

Anne Cathrine Høeg Rasmussen	Håkan Mogren	Ingvild Myhre

Gudmund Per Olsen	Odd Semstrøm	Per Wold

The accompanying notes are an integral part of the consolidated financial statements in accordance with Norwegian accounting principles (N GAAP). See Note 27 for a reconciliation and explanation of differences in accounting principles between US GAAP and N GAAP.		Eivind Reiten, President and CEO

NORSK HYDRO ASA and subsidiaries - N GAAP

CONSOLIDATED BALANCE SHEETS

31 December,
Amounts in NOK million	Notes	2002	2001
ASSETS
Deferred tax assets	10	2,184	1,892
Other intangible assets	14, 16	3,038	2,051

Intangible assets		5,222	3,943

Property, plant and equipment	15	112,342	95,277
Non-consolidated investees	13	11,490	9,687
Prepaid pension, investments and other non-current assets	14, 16, 20	11,594	9,166

Financial non-current assets		23,084	18,853

Inventories	12	17,232	15,794
Accounts receivable, less allowances of 1,102 and 1,138		25,280	23,372
Prepaid expenses and other current assets		12,932	9,321
Other liquid assets	11	2,647	2,421
Cash and cash equivalents		5,965	27,148

Current assets		64,056	78,056

Total assets	5	204,704	196,129

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	3	5,332	5,332
- Treasury stock		(173)	(179)
Premium paid-in capital		15,055	15,055
Other paid-in capital		33	15

Total paid-in capital		20,247	20,223

Retained earnings incl. treasury stock	3	54,523	54,726
- Treasury stock		(2,879)	(2,988)

Total retained earnings		51,644	51,738

Minority shareholders’ interest in consolidated subsidiaries		1,143	1,051

Shareholders’ equity	3, 27	73,034	73,012

Accrued pension liabilities	20	8,385	4,215
Deferred tax liabilities	10	34,731	30,120
Other long-term liabilities	21	7,348	5,684

Long-term liabilities		50,464	40,019

Long-term debt	19	30,902	37,853

Bank loans and other interest-bearing short-term debt	17	7,306	8,458
Current portion of long-term debt	19	1,958	1,966
Dividends payable		2,709	2,576
Other current liabilities	18	38,331	32,245

Current liabilities		50,304	45,245

Total liabilities and shareholders’ equity		204,704	196,129

The accompanying notes are an integral part of the consolidated financial statements in accordance with Norwegian accounting principles (N GAAP). See Note 27 for a reconciliation and explanation of differences in accounting principles between US GAAP and N GAAP.

NORSK HYDRO ASA and subsidiaries

Notes to the consolidated financial statements

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Norsk Hydro ASA and its subsidiaries (Hydro) prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) are included on pages 86 to 88. The consolidated financial statements prepared in accordance with accounting principles generally accepted in Norway (N GAAP) are located on pages 88 to 90. Financial statement preparation requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingencies. Actual results may differ from estimates.

     The accompanying notes include disclosures required by US GAAP as well as disclosures in accordance with N GAAP and are an integral part of both sets of financial statements. The following description of accounting principles applies to both US GAAP and N GAAP unless otherwise specified.

     Note 27 provides a reconciliation and explanation of the differences between net income and shareholders’ equity for US GAAP and N GAAP.

CONSOLIDATION

The consolidated financial statements include Norsk Hydro ASA and subsidiary companies owned directly or indirectly more than 50 percent. All significant intercompany transactions and balances have been eliminated.

     Investments in companies (non-consolidated investees) in which Hydro exercises significant influence are accounted for using the equity method. Significant influence normally exists when Hydro has a substantial ownership interest of 20 to 50 percent of voting shares. Participation in joint ventures are accounted for using the equity method, except for jointly controlled assets where the partners have an undivided interest. These and other participation in joint ventures in the upstream oil- and gas business are accounted for using the pro rata method.

BUSINESS COMBINATIONS

Terms and conditions underlying most previous acquisitions have resulted in purchase accounting treatment (vs. pooling). See note 2 for a description of significant acquisitions and disposals during the past three years. All business combinations initiated after 30. June 2001 are accounted for as acquisitions (purchase accounting). Purchase accounting involves recording assets and liabilities of the acquired company at their fair value at the time of acquisition. Any excess of purchase price over fair value is recorded as goodwill. When the ownership interest in a subsidiary is less than 100 percent, the recorded amount of assets and liabilities acquired reflect only Hydro’s relative share of excess values.

     For N GAAP, consolidated assets and liabilities reflect 100 percent of the fair market value at the purchase date, except for goodwill (There are currently no acquisitions giving rise to such differences). The relative portion of any excess value recorded relating to minority shareholders is reflected in the total Minority shareholders interest which is a component of the Group’s equity.

FOREIGN CURRENCY TRANSLATION

The financial statements, including any excess values, of foreign operations which are not an integral part of the parent company’s operations are translated using exchange rate at year end for the balance sheet, and average exchange rates for the income statement. Translation gains and losses, including effects of exchange rate changes on transactions designated as hedges of net foreign investments, are included in Other comprehensive income. None of the Company’s existing significant foreign operations are considered to be an integral part of the parent company for foreign currency translation purposes.

FOREIGN CURRENCY TRANSACTIONS

Realized and unrealized gains or losses on transactions, assets and liabilities denominated in a currency other than the functional currency which do not qualify for hedge accounting treatment are included in net income.

REVENUE RECOGNITION

Revenue from sales of products, including products sold in international commodity markets, is recognized when ownership passes to the customer. Generally, this is when products are delivered. Certain contracts specify price determination in a later period. In these cases, the revenue is recognized in the period prices are determinable. Rebates and incentive allowances are deferred and recognized in income upon the realization or at the closing of the rebate period. In arrangements where Hydro acts as an agent, such as commission sales, only the net commission fee is recognized as revenue.

     Revenues from the production of oil and gas are recognized on the basis of the company’s net working interest, regardless of whether the production is sold (entitlement method). The difference between Hydro’s share of produced volumes and sold volumes is not material.

     Trading of physical commodities which are not net settled is presented on a gross basis in the income statement. Activities related to the trading of derivative commodity instruments and physical commodities where net settlement occurs, are reported on a net basis, with the margin included in operating revenues.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash, bank deposits and all other monetary instruments with a maturity of less than three months at the date of purchase.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

OTHER LIQUID ASSETS

Other liquid assets include bank deposits and all other monetary instruments with a maturity between three and twelve months at the date of purchase and Hydro’s current portfolio of marketable equity and debt securities. The securities in this portfolio are considered trading securities and are valued at fair value. The resulting unrealized holding gains and losses are included in financial income and expense. Investment income is recorded when earned.

INVENTORIES

Inventories are valued at the lower of cost, using the first-in, first-out method (FIFO), or net realizable value. Cost includes direct materials, direct labor and the appropriate portion of production overhead or the price to purchase inventory.

INVESTMENTS

Investments include Hydro’s portfolio of long-term marketable equity securities in which there is less than 20 percent ownership. The portfolio is considered available-for-sale securities and is valued at fair value. The resulting unrealized holding gains and losses, net of applicable taxes, are credited or charged to Other Comprehensive Income and accordingly do not affect net income. Other investment income is recorded when earned.

     For N GAAP, investments are valued at the lower of historical cost or market value. [Note 27].

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at historical cost less accumulated depreciation, depletion and amortization. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If necessary, a write-down (impairment) to fair value is recorded based upon the criteria in Statement of Financial Accounting Standards (SFAS) 144.

     Periodic maintenance and repairs applicable to production facilities are accounted for on an accrual basis. Normal maintenance and repairs for all other properties are expensed as incurred. Major replacements and renewals that materially extend the life of properties are capitalized and any assets replaced are retired.

Capitalized Interest Interest is capitalized as part of the historical cost of major assets constructed.

Leased Assets Leases which provide Hydro with substantially all the rights and obligations of ownership are accounted for as capital leases. Such leases are valued at the present value of minimum lease payments or fair value if lower, and recorded as assets under property, plant and equipment. The liability is included in long-term debt. The assets are subsequently depreciated and the related liabilities are reduced by the amount of the lease payments less the effective interest expense. Other leases are accounted for as operating leases with lease payments recognized as an expense over the lease term.

Environmental Expenditures Environmental expenditures which increase the life, capacity, or result in improved safety or efficiency of a facility are capitalized. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments or clean-ups are probable and the cost can be reasonably estimated.

Exploration and Development Costs of Oil and Gas Reserves Hydro uses the “successful efforts” method of accounting for oil and gas exploration and development costs. Exploratory costs, excluding the costs of exploratory wells and acquired exploration rights, are charged to expense as incurred. Drilling costs for exploratory wells are capitalized pending the determination of the existence of proved reserves. If reserves are not found, the drilling costs are charged to operating expense. Cost relating to acquired exploration rights are allocated to the relevant areas, and charged to operating expense upon determination that proved reserved will not be found in the area. All development costs for wells, platforms, equipment and related interest are capitalized. Preproduction costs are expensed as incurred.

Depreciation, Depletion and Amortization Depreciation is determined using the straight line method with the following rates:

Machinery and equipment	5 – 25	percent
Buildings	2 – 5	percent
Other	10 – 20	percent

Producing oil and gas properties are depreciated as proved developed reserves are produced using the unit-of-production method calculated by individual field. Depreciation and depletion expense includes provisions for future abandonment and removal costs for offshore facilities.

INTANGIBLE ASSETS

Intangible assets acquired individually or as a group are recorded at fair value when acquired. Intangible assets acquired in a business combination are recognized at fair value separately from goodwill when they arise from contractual or legal rights or can be separated from the acquired entity and sold or transferred. Intangible assets with finite useful lives are amortized on a straight line basis over their benefit period. Intangible assets determined to have indefinite useful lives are not amortized until a finite life can be determined. These intangible assets are subject to impairment testing on an annual basis.

GOODWILL

When a business is acquired, purchase price in excess of the identified fair value of assets and liabilities is accounted for as goodwill. Under SFAS 142, goodwill is no longer systematically amortized, but reviewed at least annually for impairment. Goodwill is recorded at the reporting unit level (for Hydro this is the sector level). The impairment test requires fair value of the sector to be compared to the carrying value of the sector.

     For N GAAP, goodwill is amortized over a period not exceeding 10 years. [Note 27]

OIL AND GAS ROYALTY

Oil and gas revenue is recorded net of royalties payable.

SHIPPING COSTS

Shipping and handling costs are included in Other operating expenses. Shipping and handling cost invoiced to customers are included in Operating revenues.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

OTHER INCOME (EXPENSE), NET

Transactions resulting in income or expense which are material in nature and from sources other than normal production and sales operations are classified as other income and expense.

INCOME TAXES

Deferred income tax expense is calculated using the liability method in accordance with SFAS 109. Under this method, deferred tax assets and liabilities are measured based on the differences between the carrying values of assets and liabilities for financial reporting and their tax basis which are considered temporary in nature. Deferred income tax expense represents the change in deferred tax asset and liability balances during the year except for deferred tax related to items charged directly to equity. Changes resulting from amendments and revisions in tax laws and tax rates are recognized when the new tax laws or rates become effective.

     Hydro recognizes the effect of uplift, a special deduction for petroleum surtax in Norway, at the investment date. Deferred taxes are not provided on undistributed earnings of most subsidiaries, as such earnings are deemed to be indefinitely reinvested.

     For N GAAP, Hydro follows the NRS’ (The Norwegian Accounting Standards Board) standard which, like SFAS 109, is based on the liability method. [Note 27].

DERIVATIVE INSTRUMENTS

Derivative financial instruments are marked to their market value with the resulting gain or loss reflected in net financial expense, except when he instruments meet the criteria for hedge accounting. See Note 24 for the balance sheet classification of these instruments.

Forward currency contracts and currency options are marked to their market value at each balance sheet date with the resulting unrealized gain or loss recorded in interest expense and foreign exchange gain (loss).

Interest rate and foreign currency swaps. Interest income and expense relating to swaps are netted and recognized as income or expense over the life of the contract. Foreign currency swaps are translated into Norwegian kroner at applicable exchange rates as of the balance sheet date with the resulting unrealized exchange gain or loss recorded in interest expense and foreign exchange gain (loss).

     Swaption contracts are marked to their market value at each balance sheet date with the resulting unrealized gain or loss reflected in interest expense and foreign exchange gain (loss).

Derivative Commodity Instruments Instruments are marked-to-market with their fair value recorded in the balance sheet as either assets or liabilities. Adjustments for changes in the fair value of the instruments are reflected in the current period’s revenues and/or operating costs, unless the instrument is designated as a hedge instrument, and qualifies for hedge accounting.

     Hedge accounting is applied when specific hedge criteria are met. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. For cash flow hedges, gains and losses on the hedging instruments are deferred in OCI until the underlying transaction is recognized in earnings. When it is determined that a forecasted hedged transaction is not probable to occur, all the corresponding gains and losses deferred in OCI are immediately recognized in earnings. Any amounts resulting from hedge ineffectiveness for both fair value and cash flow hedges are recognized in current period’s earnings. For fair value hedges, both the changes in the fair value of the designated derivative instrument and the changes in the fair value of hedged item are recognized currently in earnings.

     Contracts that qualify as energy trading activities under EITF 98-10 “Accounting for Contracts Involved in Energy Trading and Risk Management Activities” are measured at fair value with unrealized gains and losses recognized in current period earnings. New contracts entered into subsequent to 25 October, 2002 are accounted for according to EITF 02-3 “Recognition and Reporting of Gains and Losses on Energy Contracts”.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

This standard requires energy contracts that meet the definition of a derivative according to FAS133 “Accounting for Derivative Instruments and Hedging Activities” and are held for trading, be recorded in the balance sheet at fair value. Changes in the fair value are recorded to earnings for each period unless specific hedge criteria are met. Fair values are based on quoted market prices. Energy contracts that do not meet the criteria of EITF 02-3 are recorded at the lower of historical cost and fair market value. For contracts entered into before 25 October, 2002, the new regulation will be applicable from 1 January 2003.

For N GAAP, commodity derivative instruments that are traded in a regulated, liquid market are marked-to-market with their fair market value recorded in the balance sheet as either assets or liabilities. Unrealized gains and losses for commodity derivative instruments that are not traded in a regulated, liquid market are netted for each portfolio and net unrealized gains are not recognized. Cash flow hedges with derivative instruments are not recognized on the balance sheet or income statement under N GAAP, until the underlying hedged transactions actually occur. [Note 27].

     Certain derivative commodity instruments require daily cash settlements, principally London Metal Exchange (LME) futures and options, and oil futures. LME options also involve an initial receipt or payment of a premium and give rise to delivery of an agreed amount of cash if the option is exercised. Most other financial and commodity instruments have a cash effect at settlement date, which are included in the Statements of Cash Flows under operating activities when incurred.

STOCK-BASED COMPENSATION

Hydro accounts for stock based compensation in accordance with Accounting Principles Board (APB) Opinion 25 and provides disclosures required under SFAS 123. For fixed awards, compensation expense is recorded in the income statement based on any excess of market price of the Company’s shares over the exercise price of options granted to employees as of the date of the grant if both the number of shares to be granted and the exercise price are known. For variable awards compensation cost is measured at the end of each period as the amount by which the market price of the Company’s shares exceeds the price of the options. For variable awards where vesting depends on achieving a specified improvement in Hydro’s share price, compensation cost is measured when it is probable the performance criteria will be met. Compensation is charged to expense over the periods the employee performs the related services.

     Hydro also offers treasury shares to employees at discounted prices to encourage share ownership. Issuance of treasury shares at a discount to employees results in a charge to compensation expense based on the difference between the market value of the share at the date of issuance and the price paid by employees.

EMPLOYEE RETIREMENT PLANS

Pension costs are calculated in accordance with SFAS 87 and SFAS 88. Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10 percent of the greater of the benefit obligation or the fair value of assets are amortized over the remaining service period of active plan participants.

     For N GAAP, the same principle has been applied which is in accordance with the NRS 6 Pension Cost.

CHANGE IN ACCOUNTING PRINCIPLES

Effective 1 January, 2002, Hydro adopted the Financial Accounting Standards 141 Business Combinations” (SFAS 141), and Statement 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, goodwill is no longer systematically amortized but reviewed at least annually for impairment. Goodwill is allocated to reporting units (for Hydro this is the sector level). At transition, impairment tests comparing the fair value of sectors with goodwill to the carrying value of the net assets of the respective sectors were performed. SFAS 142 continues the requirement to amortize intangible assets over their estimated useful life. However, if the useful life is determined to be indefinite, no amortization is recognized and the value of the intangible asset is assessed for impairment similar to goodwill. See Note 16 for further information.

     For N GAAP the previous regulation regarding accounting for business combinations, intangible assets and goodwill is continued. The implementation of SFAS 141 and 142 results in differences between US GAAP and N GAAP.

     Effective 1 January, 2002, Hydro also adopted the Financial Accounting Standards No 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. This standard supercedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. SFAS 144 applies to all long-lived assets, including discontinued operations. In addition, it expands the scope for the presentation of discontinued operations to include all components of an entity with operations that are distinguishable and will be eliminated in a disposal transaction

     The change is not expected to represent differences in measurement of transactions compared to N GAAP.

     Effective 1 January, 2001, Hydro adopted the Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended by SFAF 138. See further discussion in Note 24.

     For N GAAP there is no change in accounting principles related to SFAS 133. As result of a change in the Norwegian

Accounting Act, quoted commodity instruments are marked to their market value as from 2001. Changes in fair market value is recorded in income. There were no implementation effects from this change.

RECLASSIFICATIONS

Certain amounts in previously issued consolidated financial statements were reclassified to conform with the 2002 presentation.

     In 2000, Hydro changed the presentation of revenues for certain trading activities. Revenues and related cost for these activities were previously presented net reflecting only the related margins in revenues. These activities are now presented on a gross basis. This change resulted in an increase of Operating revenues and Raw materials of NOK 12.7 billion in 2000 compared to former presentations. The change has no impact on results or equity.

NEW PRONOUNCEMENTS

Asset Retirement Obligations
In June 2001, FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. This Statement requires significant changes in the accounting treatment for asset retirement obligations such as decommissioning of oil and gas production platforms, facilities and pipelines. Specifically, it requires that the fair value of a liability for an asset retirement obligation be recorded in the period it is incurred. Related asset retirement costs are to be capitalized as part of the carrying value of the long-lived asset. Furthermore, the liability is to be accreted for the change in its present value each reporting period, and the associated asset retirement costs are to be depreciated over the useful life of the related long-lived asset. Hydro will adopt this Statement on 1 January, 2003. Preliminary assessments indicates an effect of approximately NOK 300 million, which will be recognized as income in Cumulative effect of change in accounting principles in 2003.

     The change is not expected to represent differences in measurement of transactions compared to N GAAP. Corresponding change will be recognized in N GAAP, were the effect is recorded to equity.

Energy contracts

In October 2002, EITF 02-3 “Recognition and Reporting of Gains and Losses on Energy Contracts” was issued. This standard requires only energy contracts that meet the definition of a derivative according to FAS133 “Accounting for Derivative Instruments and Hedging Activities” and are held for trading, be recorded in the balance sheet at fair value. Other energy contracts are recorded at the lower of historical cost and fair market value. This regulation applies to contracts entered into after 25 October, 2002. For contracts entered into before 25 October, 2002, the new regulation will be applicable from 1 January 2003. The implementation effect was not material for Hydro’s financial statements.

This change is expected to bring the treatment of energy contracts into closer alignment with N GAAP.

Exit costs

In June 2002 FASB issued Statement 146 “ Accounting for Costs Associated with Exit or Disposal Activities”. The standard supersedes EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring),” and changes accounting for costs related to closing and restructuring an activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan. However, termination benefits for involuntary termination of employees that are not required to render services beyond a minimum retention period are expensed at communication to the employees.

     The change is expected to represent differences in date of recognition compared to N GAAP, as N GAAP requires certain costs to be recognized at commitment to an exit plan.

Guarantees

In November 2002, FASB issued Interpretation (FIN) 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Interpretation clarifies certain elements related to measurement and disclosure of guarantees, including product warranties. The interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The recognition and measurement provisions are applicable to guarantees issued or modified after December 31, 2002. Hydro does not expect the adoption of FIN 45 to materially impact the Group’s results of operations and financial position.

     The change is not expected to represent differences in measurement of transactions compared to N GAAP.

Consolidation of Variable Interest Entities

Issued in January 2003, FASB Interpretation (FIN) 46 “Consolidation of Variable Interest Entities” addresses consolidation of certain entities (variable interest entities) where the usual conditions for consolidation, such as control or majority voting interest, does not apply. Variable interest entities have commonly been referred to as special purpose entities. The Interpretation provides guidance on how to identify variable interest entities and how to determine which owner is the primary beneficiary of the variable interest entity, and therefore should consolidate the entity. The interpretation is to be applied for variable

NORSK HYDRO ASA and subsidaries
Notes to the consolidated financial statements

interest entities created after 31 January 2003, and must be applied by third quarter 2003 to variable interest entities existing before 31 January 2003. Hydro is currently in the process of evaluation existing arrangements to determine if they are variable interest entities.

     Preliminary evaluation of the effects of this Interpretation does indicate material differences between US GAAP and N GAAP for Hydro’s activities.

Impairment of assets

NRS(F) Impairment of Assets is changed, applicable from 1 January, 2003. Impairment tests for long-lived assets are, from this date, required to measure impairment as the difference between carrying value and fair value of the asset, either as net selling price or discounted future cash flows. This will represent a difference between US GAAP and N GAAP.

2. BUSINESS COMBINATIONS AND DISPOSITIONS

Subsequent to and during the three years ended 31 December, 2002, Hydro entered into the following significant business combinations and dispositions.

2002 Acquisitions

On March 19, 2002, Hydro entered into an agreement with the Norwegian State to purchase interests in eight oil and gas licenses on the Norwegian continental shelf. This transaction increased Hydro’s interests in the Oseberg, Tune and Grane fields, where Hydro is operator, to 34, 40 and 38 percent, respectively. The transaction was completed and is reflected in Hydro’s operating results from the acquisition date of May 10, 2002. The agreement was effective from January 1, 2002. However, net cash flows relating to these operations prior to the acquisition date have been allocated as a reduction of the purchase price. Hydro has agreed to pay NOK 3.45 billion for the license interests.

     In January, 2002, Hydro entered into an agreement to purchase all the outstanding shares of the German group VAW aluminium AG, a leading aluminium company in Europe. The acquisition was completed on March 15, 2002 and is included in Hydro’s results from the same date. VAW had operations in more than 20 countries. The major part of these activities were located in the EU in addition to important operations located in North America and the Pacific region.

     The consideration for all outstanding shares, including direct acquisition costs amounted to EUR 1,911 million (NOK 14.8 billion). In addition, interest bearing debt of EUR 703 million (NOK 5.5 billion) and pension commitments of approximately EUR 410 million (NOK 3.2 billion) was assumed. The acquisition was financed by Hydro’s cash holdings.

     Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. The purchase price allocation is based on estimates for fair value of assets and liabilities in VAW, and is substantially complete. Excess values are for the most part allocated to tangible fixed assets. The allocation does not indicate material goodwill in the transaction. As VAW’s inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the period after acquisition. The effect was approximately NOK 200 million.

Amounts in NOK million
Preliminary allocation of purchase price
Cash and cash equivalents	410
Other current assets	11,597
Property, plant and equipment	16,592
Other non-current assets	6,140
Short-term liabilities	(9,517)
Long-term liabilities	(10,022)
Minority interests	(356)

Estimated fair value of net assets of VAW	14,844

Certain information regarding the estimated fair values of assets and liabilities acquired is still outstanding and will be finalized in first quarter 2003.

     In November 2001, an agreement was signed to purchase the French building systems group Technal for a price of EUR 73 million (NOK 580 million) and the assumption of approximately NOK 307 million in debt. The acquisition was completed 25 January, 2002 and is included in Hydro’s results from the same date.

2002 Dispositions During 2002, Hydro sold non-core subsidiaries and ownership interests for a total consideration of NOK 2.9 billion. The dispositions resulted in a total pretax gain of NOK 219 million. In September, KFK entered into agreements to sell its Danish feed and grain activities for a total consideration of approximately NOK 2 billion, and its Swedish feed and grain activities for approximately NOK 450 million. The agreements resulted in impairment charges of approximately NOK 150 million. The sale of the Danish activities was completed in forth quarter, while the sale of the Swedish was completed in January 2003 after approval from competition authorities. In December, Hydro entered into an agreement for the sale of the Flexible Packaging unit for a total consideration of approximately NOK 3 billion. Flexible Packaging was acquired as part of the VAW acquisition in first quarter 2002, and is part of Other activities. The transaction has received competition authority approval in EU in February 2003 and is expected to be completed in second quarter 2003.

2001 Dispositions Hydro concluded the sale of Hydro Seafood’s activities based in UK, Hydro Seafood GSP Ltd. The sale resulted in a pretax gain of NOK 418 million. Hydro sold the remainder of its electric power grid in Norway, resulting in a pretax gain of NOK 179 million.

2000 Acquisitions Hydro acquired 100 percent of the shares in Wells Aluminium Corporation, an aluminium extruder in the United States of America. The purchase price was NOK 1,352 million, including debt assumed of NOK 870 million.

     In July 2000, Hydro entered into an agreement to acquire 58 percent of Adubos Trevo, a Brazilian fertilizer company. As of 31 December 2000, 20.3 percent of the total shares and 51 percent of the voting shares were transferred to Hydro. The purchase price for the total acquisition was NOK 374 million including assumed debt. Transfer of the remaining shares was finalized during the first six months of 2001. As of 31 December 2002 Hydro’s ownership share is 95,9 percent.

2000 Dispositions During 2000, Hydro sold subsidiaries and ownership interests for a total consideration of NOK 10.3 billion. The dispositions resulted in a total pretax gain of NOK 3,161 million. In April, Hydro entered into an agreement with a Dutch company, Nutreco Holding N.V., to sell its salmon production and sales activities operating as Hydro Seafood AS. Approximately 80 percent of the total operations was transferred to Nutreco in November. The activities based in the United Kingdom were excluded as a result of objection from the UK competition authorities.

     Hydro’s activities on the British Continental Shelf were sold to Conoco UK (now ConocoPhillips). These activities were acquired as a part of Hydro’s acquisition of Saga Petroleum ASA (Saga) in 1999. In addition, Hydro disposed of its shares in Dyno ASA and Autoplastics AB (now Sapa Autoplastics AB).

Pro Forma Information (Unaudited)

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2001.

	31 December,	31 December,
Amounts in NOK million	2002	2001
Assets	207,211	216,978

Amounts in NOK million	Year 2002	Year 2001
Operating revenues	174,630	180,567
Operating income	20,554	22,941
EBITDA	36,878	40,656
Net income	9,125	8,268

Earnings per share in NOK	35.30	32.00

This pro forma information has been prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the transaction occurred on the date described above. The pro forma information is based on Hydro’s results for 2002 and 2001 and results for VAW for 2001, presented in accordance with US GAAP. For the period 1 January 2002 to Hydro’s acquisition on 15 March 2002, this pro forma information is based on internal management reports for VAW. For the period previous to Hydro’s acquisition, some accounting principles differ from Hydro’s normal application. For example, VAW used the LIFO (last-in-first-out) method for inventory valuation. In general, uncertainty related to pro forma information is higher than for historic accounts.

     VAW’s results have been translated into Norwegian kroner at average exchange rates. Pro forma adjustments are made for fair value adjustments for assets and liabilities, depreciation and amortization of these adjustments, finance cost of the acquisition price, and deferred tax related to the above mentioned adjustments. However, no adjustment has been made for the fair valuation of inventories. Significant sales and receivables between the companies are eliminated.

     The effect of the remaining acquisitions and dispositions for 2002 and 2001 is not significant.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

3. CONSOLIDATED SHAREHOLDERS’ EQUITY

Amounts in NOK million	Ordinary Shares issued		Additional	Total		Treasury Stock		Accumulated	Total
except number of shares	Norsk Hydro ASA		paid-in	paid-in	Retained	Norsk Hydro ASA		other compre-	shareholders'
in thousands	Number	Amount	capital	capital	earnings	Number	Amount	hensive income	equity1)
Balance 31 December, 1999	266,597	5,332	15,055	20,387	39,761	(4,891)	(1,564)	913	59,497

Net income 2000					13,981				13,981
Dividend declared and paid (NOK 8.00 per share)					(2,094)				(2,094)
Net unrealized loss on securities								(3)	(3)
Minimum pension liability								(95)	(95)
Hedge of net investment								(412)	(412)
Purchase of treasury stock						(2,041)	(763)		(763)
Treasury stock reissued to employees			4	4	(1)	322	103		106
Foreign currency translation								1,010	1,010

Balance 31 December, 2000	266,597	5,332	15,059	20,391	51,647	(6,610)	(2,224)	1,413	71,227

Net income 2001					7,892				7,892
Dividend declared and paid (NOK 9.50 per share)					(2,470)				(2,470)
Net unrealized gain on securities								41	41
Minimum pension liability								(397)	(397)
Hedge of net investment								89	89
Cash flow hedges								136	136
Purchase of treasury stock						(2,959)	(1,155)		(1,155)
Treasury stock reissued to employees			16	16		351	122		138
Treasury stock reissued for acquisition of shares in Hydro Asia Pacific			(5)	(5)		256	90		85
Foreign currency translation					1			(794)	(793)

Balance 31 December, 2001	266,597	5,332	15,070	20,402	57,070	(8,962)	(3,167)	488	74,793

Net income 2002					8,765				8,765
Dividend declared and paid (NOK 10.00 per share)					(2,576)				(2,576)
Net unrealized gain on securities								(31)	(31)
Minimum pension liability								(323)	(323)
Hedge of net investment								1,333	1,333
Cash flow hedges								979	979
Treasury stock reissued to employees			18	18		326	116		134
Foreign currency translation					1		(1)	(7,207)	(7,207)

Balance 31 December, 2002	266,597	5,332	15,088	20,420	63,260	(8,636)	(3,052)	(4,761)	75,867

1)	See note 27 for a reconciliation to N GAAP equity.

Components of Accumulated Other Comprehensive Income and Related Tax Effects

	31 December, 2002			31 December, 2001			31 December, 2000
Amounts in NOK million	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net
Unrealized gain (loss) on securities	(43)	12	(31)	58	(17)	41	—	—	—
Less: Reclassification adjustment	—	—	—	—	—	—	(3)	—	(3)

Net unrealized gain (loss) on securities	(43)	12	(31)	58	(17)	41	(3)	—	(3)

Net investment hedge	1,851	(518)	1,333	124	(35)	89	(574)	162	(412)

Cash flow hedge	1,441	(405)	1,036	188	(52)	136	—	—	—
Less: Reclassification of hedging gain	(79)	22	(57)	—	—	—	—	—	—

Net cash flow hedge	1,362	(383)	979	188	(52)	136	—	—	—

Minimum pension liability adjustment	(472)	149	(323)	(553)	156	(397)	(132)	37	(95)

Foreign currency translation	(7,215)	—	(7,215)	(671)	—	(671)	1,328	—	1,328
Loss (gain) on companies sold	8	—	8	(123)	—	(123)	(318)	—	(318)

Net foreign currency translation	(7,207)	—	(7,207)	(794)	—	(794)	1,010	—	1,010

Total accumulated other comprehensive income	(4,509)	(740)	(5,249)	(977)	52	(925)	301	199	500

Norsk Hydro ASA had authorized and issued 266,596,650 ordinary shares having a par value of NOK 20 per share for the years ended 31 December, 2002, 2001, and 2000. As of 31 December, 2002, 8,636,118 shares were treasury stock resulting in 257,960,532 outstanding ordinary shares (for 2001 257,634,172 oustanding ordinary shares). For N GAAP, the amount for the treasury stock of NOK 3,052 million was comprised of NOK 173 million for share capital and NOK 2,879 million for retained earnings. Treasury stock may be used as consideration in connection with commercial transactions or share schemes for the employees and representatives of the Corporate Assembly and the Board of Directors. In 2002, Hydro sold 326,360 shares of its treasury stock to employees for NOK 134 million. The weighted average number of outstanding shares for the year ended 31 December, 2002 was 257,799,411. As of 31 December, 2002, the Norwegian government ownership interest in Norsk Hydro ASA was 45.3 percent adjusted for treasury stock. The share capital and paid-in premium in Norsk Hydro ASA’s balance sheet are not available for dividend purposes.

4. STOCK-BASED COMPENSATION

Hydro has three stock-based compensation plans, the Executive Share Option Plan established in 2001, the Executive Share Option Plan established in 2002 and a subsidized share purchase plan for permanent employees in the parent company and Norwegian subsidiaries owned more than 90 percent by Norsk Hydro ASA.

     The Executive Share Option Plans are variable plans that relates to options granted to approximately 30 persons in Hydro’s top management including the president and CEO, persons in the corporate management board and others. During 2001, 92,000 options were granted. The options vesting schedule is based on shareholder return, as defined in the Plan calculated over a three-year performance period beginning in May 2001. During 2002, 111,000 options were granted. The options vesting schedule is based on shareholder return, as defined in the Plan calculated over a three-year performance period beginning in July 2002. If shareholder return is less than 12% none of the options vest. If the shareholder return achieved is between 12% and 20% the corresponding percentage of options that vest increases linearly between 20% and 100%. The options are exercisable for two years following the three-year performance period. All the shares authorized for both plans have been granted.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

     During 1999, 165,000 options were granted under the 1999 Plan at an exercise price of NOK 367.50. This plan expired at the end of 2002. There were no options exercised or cancelled during 1999. During 2000 there were no options granted, exercised or canceled. During 2001, in addition to the Executive Share Option Plan 2001, 3,500 options were exercised under the 1999 plan. Activity for 2002 is as follows:

		Strike	Fair value
Options	Number	price	per share
outstanding	of shares	(in NOK)	(in NOK)
1 January, 2002	253,500	375.80	—
Granted	111,000	361.90	60
Exercised	3,300	367.50	—
Expired	158,200	367.50	—

31 December, 2002	203,000	374.80	—

Options exercisable:
31 December 2001	161,500	367.50	—
31 December 2002	—	—	—

The grant date fair value of the options granted in 2001 and 2002 was NOK 82 and NOK 60 per option respectively, which approximated the market price on the grant date. There was no compensation expense recognized during 2000, 2001 or 2002 related to these awards.

     As of 31 December, 2002, 92,000 options, related to the Executive Share Option Plan 2001, with an exercise price of NOK 390.40 were outstanding with a remaining contractual life of 3.3 years, none of which were exercisable. In addition 111,000 options related to the Executive Share Option Plan 2002, with an exercise price of NOK 361.90 were outstanding with a remaining contractual life of 4.5 years, none of which were exercisable.

     In March 2001, Hydro expanded the subsidized share-purchase plan for employees in Norway. Under this plan Hydro’s employees in Norway receive a NOK 1,500 share-purchase rebate to purchase shares of Norsk Hydro, which corresponds to a 20% discount from the market price. If shareholder return, as defined by the plan, meets or exceeds 12% in the period from 1 June to 31 May (the measurement period), employees receive an additional rebate of NOK 4,500 for a total of NOK 6,000, which corresponds to a 50 percent discount from the market price. The performance criteria was met for the 2000-2001 measurement period. In June 2001, 347,474 shares were awarded to employees at a per share price of NOK 196.90. Compensation expense recognized in 2001 related to this award was approximately NOK 68 million.

     In 2002, Hydro modified the measurement period for the share-purchase plan for Norwegian employees so that the period would run from 1 January 2002 to 31 December 2002. 2002 was a transitional year so that the scheme had the old scheme running from 1 June 2001 to 31 May 2002 and the new scheme running from 1 January 2002 to 31 December 2002.

     The performance criteria was met for the 1 June 2001 to 31 May 2002 measurement period. In July 2002, 323,060 shares were awarded to employees at a per share price of NOK 205.15. Compensation expense recognized in 2002 related to this award amounted to NOK 73 million.

     At 31 December 2002, the 12 percent performance target was not met for the 1 January 2002 to 31 December 2002 measurement period, consequently the rebate for this award was NOK 1,500 or 20 percent.

Pro Forma Information (Unaudited)

Statement of Financial Accounting Standards (SFAS) 123 requires disclosure of certain pro forma information based on the estimated fair value of the options granted if the intrinsic value method is used to measure compensation expense (See Note 1). Under the fair value method defined by SFAS 123, compensation expense is measured by using estimated fair value of the options at the date of the grant. For the pro forma disclosure, the estimated fair value is amortized from the date of the grant until the options become exercisable. The following unaudited pro forma information is presented as if the fair value method of accounting for stock-based compensation had been used.

In NOK millions, except for earnings per share (unaudited)
	2002	2001	2000
Pro forma net income	8,761	7,890	13,974
Pro forma earnings per share	34.00	30.50	53.40

Hydro uses valuation model based on the Black-Scholes option-pricing model. The weighted average assumptions used in the model for the 2001 plan are: expected life of 3 years, expected volatility of 29 percent, a risk-free interest of 6.7 percent and a dividend yield of about 2.5 percent. The model also includes an assumption regarding the probability of meeting the performance criteria.

The weighted average assumptions used in the model for the 2002 plan are: expected life of 3 years, expected volatility of 30 percent, a risk-free interest of 5.5 percent and a dividend yield of about 2.5 percent. The model also includes an assumption regarding the probability of meeting the performance criteria.

5. OPERATING AND GEOGRAPHIC SEGMENT INFORMATION

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources. Generally, financial information is required to be disclosed on the same basis that is used internally enabling investors to see the company through the eyes of management.

     Hydro’s operating segments are managed separately and each operating segment represents a strategic business area that offers different products and serves different markets. Hydro’s operating segments are the three business areas Hydro Oil and Energy, Hydro Aluminium and Hydro Agri. The business areas are divided into sub-segments representing different parts of the value chain.

     Hydro Oil and Energy consists of Exploration and Production, and Energy and Oil Marketing. Exploration and Production is responsible for Hydro’s oil and gas exploration, field development, and operation of production and transportation facilities. Energy and Oil Marketing includes Hydro’s commercial operations in the oil, natural gas and power sectors, the operation of Hydro’s power stations as well as marketing and sale of refined petroleum products (gasoline, diesel and heating oil) to retail customers. Energy and Oil Marketing buys and/or markets almost all oil production from Exploration and Production, and sells the equity gas production on a commission basis.

     Hydro Aluminium consists of Metals, Rolled Products and Extrusion and Automotive. Metals’ activities include the production of primary aluminium and primary magnesium, aluminium oxide, remelting of metal, and the international trading of aluminium, aluminium products and aluminium oxide. Rolled Products delivers foil, strip, sheet and plate for application in such sectors as packaging, automotive and transport industries, as well as for offset printing plates. Extrusion and Automotive is involved in the manufacture and sale of extruded aluminium products and components for the automotive industry. Hydro’s aluminium activities in North America, including trading activities, is included in Extrusion and Automotive.

     Hydro Agri’s main activities are the production and sale of ammonia and fertilizer products, including nitrate fertilizer, complex fertilizer and urea. Most of the production takes place in Europe while trading is done worldwide. In addition, Agri markets numerous products for industrial use which mainly have their origin in Hydro’s ammonia and fertilizer production.

     Other activities consists of Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet), Flexible Packaging and certain other activities. Petrochemicals is a producer of the plastic raw material polyvinyl chloride (PVC) in Scandinavia and in the UK. Treka’s main activity is production and sale of fish feed, after disposing of activities related to trading of grain, feedstuffs, fertilizers and other agricultural related products in November 2002 and January 2003.

Operating Segment Information

Hydro’s steering model referred to as value-based management, reflects management’s focus on cash flow-based performance indicators, before and after taxes. EBITDA1) (defined as income/loss before tax, interest expense, depreciation, amortization, write-downs and certain other financial items) is an approximation of cash flow from operations before taxes. EBITDA is considered an important measure of performance for the company’s operational areas and operating segments. EBITDA, in addition to operating income includes financial income, results from non-consolidated investee companies as well as gains and losses on sales of activities classified as “Other Income, net” in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values in non-consolidated investee companies.

     Hydro also uses cash return on gross investment (CROGI) as a measure of annual rate of return on assets employed. CROGI is defined as gross cash flow after taxes, divided by average gross investment2), while gross cash flow is defined as EBITDA less total tax expense, gross investment is defined as total assets plus accumulated depreciation, amortization and write-downs, minus short-term interest-free debt3). Hydro manages longterm funding and taxes on a group basis. Therefore, segment debt is defined as short-term interest free liabilities excluding short-term deferred tax liabilities.

     Certain segment information such as EBITDA and Gross Investment are non-GAAP measures. Therefore there is no directly corresponding figure in the financial statements. A reconciliation to GAAP measures is included at page 55.

     Intersegment sales and transfers reflect arms length prices as if sold or transferred to third parties. Results of activities considered incidental to Hydro’s main operations as well as unallocated revenues, expenses, liabilities and assets are reported separately under the caption “Corporate and eliminations”. These amounts principally include interest income and expenses, realized and unrealized foreign exchange gains and losses and the net effect of pension schemes. In addition, elimination of gains and losses related to transactions between the Areas. The accounting policies of the operating segments reflect those described in the summary of significant accounting policies. See Note 1.

1)	EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.
2)	Deferred tax assets are not included in gross investment.
3)	Deferred tax liabilities are not deducted from gross.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

	External revenues			Internal revenues			Total operating revenues 1)
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Exploration and Production	11,175	7,848	9,436	22,834	25,434	26,058	34,009	33,282	35,494
Energy and Oil Marketing1)	35,795	39,450	40,837	3,985	4,509	4,663	39,780	43,959	45,500
Eliminations5)	26	—	—	(22,074)	(25,225)	(25,871)	(22,048)	(25,225)	(25,871)

Hydro Oil and Energy	46,996	47,298	50,273	4,745	4,718	4,850	51,741	52,016	55,123

Metals1)	26,025	24,961	24,177	13,621	6,514	6,306	39,646	31,475	30,483
Rolled Products	14,135	4,126	4,122	655	102	99	14,790	4,228	4,221
Extrusion and Automotive	24,186	21,854	22,491	59	633	540	24,245	22,487	23,031
Other and eliminations4)	162	1	17	(13,792)	(7,108)	(6,622)	(13,630)	(7,107)	(6,605)

Hydro Aluminium	64,508	50,942	50,807	543	141	323	65,051	51,083	51,130

Hydro Agri	32,818	36,809	35,756	530	598	851	33,348	37,407	36,607

Other activities2)	17,988	17,713	19,911	3,781	4,648	4,838	21,769	22,361	24,749
Corporate and Eliminations	626	73	114	(9,599)	(10,105)	(10,862)	(8,973)	(10,032)	(10,748)

Total	162,936	152,835	156,861	—	—	—	162,936	152,835	156,861

	Depreciation, depletion			Other operating			Operating income (loss)
	and amortization			expenses			before fin. and other income
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Exploration and Production	8,785	7,791	8,046	10,895	7,678	7,340	14,329	17,813	20,108
Energy and Oil Marketing	221	229	240	37,967	42,365	43,591	1,592	1,365	1,669
Eliminations	—	—	2	(22,074)	(25,225)	(25,900)	26	—	27

Hydro Oil and Energy	9,006	8,020	8,288	26,788	24,818	25,031	15,947	19,178	21,804

Metals	1,117	751	837	36,839	30,352	26,956	1,690	372	2,690
Rolled Products	496	104	93	14,589	4,066	4,131	(295)	58	(3)
Extrusion and Automotive	1,010	895	715	23,221	21,820	21,666	14	(228)	650
Other and eliminations4)	—	—	—	(13,919)	(7,090)	(6,604)	289	(17)	(1)

Hydro Aluminium	2,623	1,750	1,645	60,730	49,148	46,149	1,698	185	3,336

Hydro Agri	1,172	1,570	1,640	29,969	33,723	33,664	2,207	2,114	1,303

Other activities2)	1,100	912	945	20,656	21,790	23,596	13	(341)	208
Corporate and Eliminations3) 5)	11	21	20	(8,960)	(10,000)	(12,583)	(24)	(53)	1,815

Total	13,912	12,273	12,538	129,183	119,479	115,857	19,841	21,083	28,466

1)	Presentation of income from certain trading activities was in 2000 changed from net presentation of margin to gross presentation as operating revenues and raw materials. This includes metal trading within Aluminium Metal Products and trading of petroleum products within Energy. Prior periods have been reclassified to be presented on a consistent basis.
2)	Other Activities consists of the following: Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet), Flexible Packaging, Pronova, the industrial insurance company, Industriforsikring, Hydro Business Partner and Seafood.
3)	Corporate and Elimination’s operating income (loss) and EBITDA includes a net periodic pension cost of NOK 312 million for 2002, and a credit of NOK 421 million and NOK 2,263 million in 2001 and 2000, respectively. In 2000, Hydro changed the way it allocates pension costs to its Norwegian operations. Previously costs were determined based on the number of years of service resulting in a concentration of the total costs towards the end of the service period. The change resulted in non-recurring charges to the segments with a corresponding credit of NOK 2,007 million reflected in Corporate, which is included in Corporate’s net periodic pension credit. Part of these costs have been charged to external parties resulting in a positive effect to the Company of NOK 470 million.

	Equity in net income
	non-consolidated investees			Other income, net			EBITDA
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Exploration and Production	31	35	21	77	—	387	23,332	25,768	28,656
Energy and Oil Marketing	148	32	15	—	179	—	1,982	1,836	1,956
Eliminations	—	(2)	—	—	—	—	26	—	29

Hydro Oil and Energy	179	65	36	77	179	387	25,340	27,604	30,641

Metals	(275)	196	237	—	—	—	2,703	1,766	3,803
Rolled Products	7	—	—	—	—	—	258	162	86
Extrusion and Automotive	49	(78)	26	—	(25)	122	1,084	632	1,612
Other and eliminations 4)	—	—	—	—	—	—	289	(17)	—

Hydro Aluminium	(219)	118	263	—	(25)	122	4,334	2,543	5,501

Hydro Agri	57	330	349	166	(53)	—	3,945	4,402	3,553

Other activities 2)	12	51	20	—	477	1,698	1,044	1,215	2,950
Corporate and Eliminations 3) 5)	4	2	4	(24)	—	954	995	1,993	3,964

Total	33	566	672	219	578	3,161	35,658	37,757	46,609

	Gross Cash Flow after Tax			Gross Investment			CROGI
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Exploration and Production	14,632	15,009	16,309	128,486	118,563	111,021	11.8	13.1	14.5
Energy and Oil Marketing	1,337	1,212	1,276	11,580	10,184	9,633	12.3	12.2	13.2
Eliminations	18	—	20	53	(42)	(46)	—	—	—

Hydro Oil and Energy	15,987	16,221	17,605	140,119	128,705	120,608	11.9	13.0	14.4

Metals	2,188	1,651	2,992	34,905	26,330	28,593	7.1	6.0	11.2
Rolled Products	258	144	86	11,937	2,626	2,369	3.5	5.8	3.8
Extrusion and Automotive	1,077	632	1,375	16,846	14,011	13,818	7.0	4.5	11.2
Other and eliminations4)	289	58	2	145	(148)	(51)	—	—	—

Hydro Aluminium	3,812	2,485	4,455	63,833	42,819	44,729	7.1	5.7	10.8

Hydro Agri	3,174	3,669	3,071	30,739	36,513	40,094	9.4	9.6	7.8

Other activities2)	1,045	1,147	2,365	21,873	22,529	24,056	4.7	4.9	9.7
Corporate and Eliminations5)	(1,638)	485	2,935	8,832	28,273	23,059	(8.8)	1.9	19.2

Total	22,380	24,007	30,431	265,396	258,839	252,546	8.5	9.4	12.5

4)	Other and eliminations includes unrealized gains and losses related to LME contracts with a gain of NOK 266 million in 2002, a loss of NOK 50 million in 2001 and a gain of NOK 31 million in 2000.
5)	Corporate and eliminations in 2002 includes elimination of unrealized loss on power contracts between Energy and other units in Hydro with NOK 588 million. In addition, NOK 26 million is eliminated within the Oil and Energy Area.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

	Current assets2)		Non-current assets		Assets2)
Amounts in NOK million	2002	2001	2002	2001	2002	2001
Exploration and Production	8,461	8,546	73,694	70,760	82,155	79,306
Energy and Oil Marketing	15,550	6,563	5,695	5,443	21,245	12,006
Eliminations	(2,459)	(1,984)	25	(53)	(2,434)	(2,037)

Hydro Oil and Energy	21,552	13,125	79,414	76,150	100,966	89,275

Metals	9,517	8,903	19,979	10,855	29,496	19,758
Rolled Products	6,451	1,466	4,464	869	10,915	2,335
Extrusion and Automotive	7,852	6,880	9,926	7,057	17,778	13,937
Other and eliminations	(1,506)	(868)	22	—	(1,484)	(868)

Hydro Aluminium	22,314	16,381	34,391	18,781	56,705	35,162

Hydro Agri	11,473	14,520	11,248	11,996	22,721	26,516

Other activities1)	10,286	10,032	7,508	7,068	17,794	17,100
Corporate and Eliminations	772	26,265	8,253	3,604	9,025	29,869

Total	66,397	80,323	140,814	117,599	207,211	197,922

	Non-consolidated investees,
	investments and advances		Segment debt3)		Investments4)
Amounts in NOK million	2002	2001	2002	2001	2002	2001
Exploration and Production	566	625	5,390	5,508	14,197	9,618
Energy and Oil Marketing	1,400	1,445	12,924	4,887	499	472
Eliminations	52	25	(2,485)	(1,983)	—	—

Hydro Oil and Energy	1,991	2,095	15,829	8,412	14,696	10,090

Metals	2,632	2,603	4,405	4,469	12,728	1,872
Rolled Products	1,428	—	1,602	711	7,437	201
Extrusion and Automotive	842	685	4,758	3,783	5,153	1,454
Other and eliminations	—	—	(1,648)	(740)	—	—

Hydro Aluminium	4,902	3,288	9,117	8,223	25,318	3,527

Hydro Agri	2,089	2,519	5,948	6,001	1,543	797

Other activities1)	1,127	1,296	3,221	3,394	3,115	1,372
Corporate and Eliminations	1,390	489	(4,430)	(1,482)	1,044	542

Total	11,499	9,687	29,685	24,548	45,716	16,328

1)	Other Activities consists of the following: Petrochemicals, Treka AS (previously A/S Korn- og Foderstof Kompagniet), VAW Flexible Packaging, Pronova, the industrial insurance company, Industriforsikring, Hydro Business Partner and Seafood.
2)	Current assets and assets excludes internal cash accounts and accounts receivable related to group relief.
3)	Segment debt is defined as short-term interest free liabilities excluding income taxes payable and short-term deferred tax liabilities.
4)	Additions to property, plant and equipment plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.

	Assets			Long-lived assets			Investments
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Norway	95,585	115,838	113,375	88,558	80,871	79,931	17,294	8,630	8,080

Great Britain	7,855	6,563	6,754	1,552	1,826	2,114	272	200	464
Germany	24,926	3,028	3,121	13,146	1,260	1,258	14,752	141	63
France	6,911	6,221	9,260	1,617	1,531	1,595	922	272	122
Sweden	8,105	7,394	7,364	2,079	1,949	1,985	512	477	256
Denmark	6,562	8,516	8,391	2,182	3,428	3,054	438	1,000	651
Italy	3,660	3,153	3,125	1,036	749	790	499	50	120
Spain	1,562	920	732	590	300	160	381	197	89
The Netherlands	10,471	6,396	6,612	1,448	1,126	2,093	410	439	1,113
Other	5,544	4,567	4,671	819	551	588	483	110	111

Total EU	75,596	46,758	50,030	24,469	12,720	13,637	18,669	2,886	2,989

Other Europe	1,352	848	885	908	210	258	642	28	37

Total Europe	172,533	163,444	164,290	113,935	93,801	93,826	36,605	11,544	11,106

USA	6,949	7,681	8,137	2,457	2,102	2,179	1,399	312	1,678
Asia	5,611	5,012	4,386	3,621	2,891	2,266	1,373	805	456
Other Americas	5,391	6,584	5,785	3,792	4,286	2,742	1,290	770	1,334
Africa	5,797	6,126	4,164	3,506	4,176	2,484	670	1,874	881
Canada	7,411	8,908	9,454	6,173	7,149	7,446	1,794	987	1,078
Australia and New Zealand	3, 519	167	138	2,255	144	105	2,585	36	32

Total outside Europe	34,678	34,478	32,064	21,804	20,748	17,222	9,111	4,784	5,459

Total	207,211	197,922	196,354	135,739	114,549	111,048	45,716	16,328	16,565

	Operating revenues
Amounts in NOK million	2002	2001	2000
Norway	14,784	12,595	14,238

Germany	19,348	18,942	18,503
Great Britain	18,435	20,787	19,311
France	14,509	12,155	16,538
Sweden	10,375	11,425	13,494
Italy	7,895	6,801	6,562
Denmark	6,002	7,262	7,256
The Netherlands	5,113	3,291	3,163
Spain	4,798	3,757	3,751
Other	10,347	9,088	8,139

Total EU	96,822	93,508	96,717

Switzerland	6,529	6,063	5,550
Other Europe	6,799	5,529	5,434

Total Europe	124,934	117,695	121,939

USA	14,931	16,584	16,849
Asia	8,978	6,479	7,376
Other Americas	6,198	6,035	5,099
Africa	4,088	4,156	3,811
Canada	3,193	1,419	1,231
Australia and New Zealand	614	467	556

Total outside Europe	38,002	35,140	34,922

Total	162,936	152,835	156,861

The identification of assets, long-lived assets and investments is based upon location of operation. Included in long-lived assets are investments in non-consolidated investees; property, plant and equipment (net of accumulated depreciation) and non-current financial assets.

     Operating revenues are identified by customer location.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

6. RESTRUCTURING COSTS

In October of 2001 Hydro decided to discontinue production of primary magnesium in Norway. As a result Hydro closed the Porsgrunn production facilities in March 2002, and has started the clean up and dismantling work. Dismantling and clean-up work is expected to be substantially completed during 2003. As part of the closure of the plant facilities, restructuring costs totaling NOK 961 million were recognized at the end of 2001. Of this amount NOK 261 million was charged as an impairment loss on the plant facilities and NOK 40 million was related to reduction in inventories due to obsolescence. The remaining NOK 660 million of restructuring costs included termination costs for customers and supplier agreements, work-force reduction costs, and dismantling and clean-up costs. Hydro recorded additional restructuring costs of NOK 59 million related to work-force reduction in the first quarter of 2002. The initial restructuring accrual was reduced by NOK 69 million during the third quarter of 2002 due to the reversal of certain accruals relating to contract termination costs that were lower than originally anticipated.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accruals for the twelve-month period ended 31 December, 2002:

Amounts in	31 Dec.	Additions1)		31 Dec.
NOK million	2001	(Deductions)	Payment	2002
Demolition costs	316	—	(41)	275
Workforce severance	130	59	(171)	18
Shutdown cost of operations	98	—	(98)	—
Contract termination	116	(69)	(47)	—

Total	660	(10)	(357)	293

1)	Charged to the income statement.

7. OPERATING COSTS AND EXPENSES

Operating costs include research and development, operating lease expense and payroll and related costs as follows:

Amounts in NOK million	2002	2001	2000
Research and development expense	815	796	898

Operating lease expense:1)
Drilling rigs, ships, office space	1,715	1,489	1,636
Office space leased from Hydro’s independent pension trust	206	211	200

Total	1,921	1,700	1,836

Payroll and related costs:
Salaries	15,561	13,306	12,023
Social security costs	2,398	1,927	1,609
Social benefits	788	503	486
Net periodic pension cost (Note 20)	1,586	1,501	734

Total	20,333	17,237	14,852

Estimating earnings relating to research and development costs incurred is considered impracticable for the years ended 31 December 2002, 2001, 2000.

1)	Total minimum future rentals of NOK 6,965 million are due under non-cancelable operating leases as follows (in NOK million): 2003 – 1,319; 2004 – 1,216; 2005 – 968; 2006 – 801; 2007 – 713; and thereafter – 1,948.

8. FINANCIAL INCOME AND EXPENSE

Amounts in NOK million	2002	2001	2000
Interest income	1,515	2,762	1,803
Net gain (loss) on securities	(269)	(113)	(168)
Dividends received	172	198	112

Interest income and other financial income	1,418	2,847	1,747

Interest expense	(3,189)	(3,721)	(4,045)
Capitalized interest	607	685	1,029
Net foreign exchange gain (loss)	3,262	(416)	(655)
Other, net	(163)	(157)	(234)

Interest expense and foreign exchange gain (loss)	517	(3,609)	(3,905)

Net financial income (expense)	1,935	(762)	(2,158)

9. OTHER INCOME AND EXPENSE

Other income of NOK 219 million in 2002 consisted of a gain on the sale of Hydro’s interest in the oil company Pelican AS with NOK 77 million, the remaining NOK 142 million related primarily to earnings from the divestment of the following activities in the Agri area: KA Rasmussen, parts of the formate activity and the reorganizing of the Vlaardingen operations in the Netherlands into a new joint venture company.

     In 2001, other income and expense of NOK 578 million consisted of: Gain on sale of Hydro Seafood UK of NOK 418 million, gain on sale of transmission grid assets of NOK 179 million, gain on sale of Singapore Polymer Corporation of NOK 59 million, loss on sale of Oleochemicals of NOK 53 million and charges of NOK 25 million relating to the sale of Fundo a.s. in 2000.

     Other income in 2000 of NOK 3,161 million consisted of: NOK 1,609 million for Hydro Seafood, NOK 954 million for shares in Dyno, NOK 387 million for Saga Petroleum UK, NOK 89 million for KFK’s pet food business BS Pet Products AS, NOK 72 million for shares in Sapa Autoplastics AB, and NOK 50 million for Fundo a.s.

10. INCOME TAXES

Amounts in NOK million	2002	2001	2000
Income before taxes and minority interest:
Norway	17,876	18,763	26,341
Other countries	4,152	2,702	3,800

Total	22,028	21,465	30,141

Current taxes:
Norway	12,766	13,631	12,892
Other countries	1,131	432	819

Current income tax expense	13,897	14,063	13,711

Deferred taxes:
Norway	(510)	(576)	2,131
Other countries	(109)	263	336

Deferred tax expense (benefit)	(619)	(313)	2,467

Total income tax expense	13,278	13,750	16,178

Components of deferred income tax expense

Amounts in NOK million	2002	2001	2000
Deferred tax expense (benefit), excluding items below	641	(230)	2,567
Benefits of tax loss carryforwards	(495)	2	(58)
Tax expense (benefit) allocated to other comprehensive income	(727)	52	199
Effect of tax law changes	125	78	38
Net change in valuation allowance	(163)	(215)	(279)

Deferred tax expense (benefit) – US GAAP	(619)	(313)	2,467

Adjustments to N GAAP:
Tax effects of differences between US GAAP and N GAAP (Note 27)	50	(17)	10

Deferred tax expense (benefit) – N GAAP	(569)	(330)	2,477

Reconciliation of Norwegian nominal statutory tax rate to effective tax rate

Amounts in NOK million	2002	2001	2000
Expected income taxes at statutory tax rate1)	6,168	6,010	8,439
Petroleum surtax2)	8,665	9,138	8,665
Uplift benefit2)	(1,034)	(800)	(720)
Hydro-electric power surtax3)	217	190	155
Tax law changes	125	78	38
Losses and other deductions with no tax benefit	517	549	417
Non-deductible expenses	79	28	149
Foreign tax rate differences	127	62	117
Tax free income	(363)	(395)	(481)
Dividend exclusion	(60)	(22)	(22)
Losses and other benefits not previously recognized	(581)	(637)	(962)
Other, net	(582)	(451)	383

Income tax expense – US GAAP	13,278	13,750	16,178

Effective tax rate – US GAAP	60.3%	64.1%	53.7%

Tax effect of differences between US GAAP and N GAAP (Note 27)	50	(17)	10

Income tax expense – N GAAP	13,328	13,733	16,188

Income before taxes – N GAAP	21,995	21,419	30,156

Effective tax rate – N GAAP	60.6%	64.1%	53.7%

1)	Norwegian nominal statutory tax rate is 28 percent.
2)	Income from oil and gas activities on the Norwegian Continental Shelf is taxed according to the Petroleum Tax Law. This stipulates a surtax of 50 percent after deducting uplift, a special deduction for surtax, in addition to normal corporate taxation of 28 percent.
3)	A surtax of 27 percent is applied to taxable income, with certain adjustments, for Norwegian hydro-electric power plants. The surtax comes in addition to the normal corporate taxation. Tax depreciation, including that from the upward revision of basis under the new law, is deductible for both corporate tax and surtax purposes.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

The tax effects of temporary differences and tax loss carry forwards giving rise to deferred tax assets and liabilities were as follows as of 31 December, 2002 and 2001.

	US GAAP Deferred Tax
	Assets	Liabilities	Assets	Liabilities
Amounts in NOK million	2002	2002	2001	2001
Short-term:
Marketable securities	93	(11)	18	(25)
Inventory valuation	121	(273)	104	(291)
Accrued expenses	2,700	(1,127)	1,452	(453)
Unrealized exchange (gains) losses	80	(80)	35	(61)
Uplift benefit	844	—	817	—
Other	41	(298)	1	(14)
Long-term:
Unrealized exchange (gains) losses	63	(718)	58	(2)
Depreciation	2,346	(28,423)	1,590	(25,075)
Capitalized interest	—	(3,665)	—	(3,619)
Exploration drilling costs	—	(2,661)	—	(2,802)
Other non-current assets	1,808	(4,169)	1,235	(530)
Accrued expenses	703	(1,047)	612	(642)
Pensions	1,543	(1,486)	887	(1,317)
Deferred (gains) losses on sales	161	(1,632)	238	(1,570)
Uplift benefit	1,545	—	1,528	—
Decommissioning	871	—	779	—
Other	647	(1,764)	208	(1,445)
Total tax loss carryforwards	2,727	—	2,265	—

Subtotal	16,293	(47,354)	11,827	(37,846)

Total valuation allowance	(1,900)	—	(2,305)	—

Gross deferred tax assets and liabilities	14,393	(47,354)	9,522	(37,846)

Adjustments for N GAAP: (Note 27)
Short and long-term:
Unrealized gains	—	414	—	96

Gross deferred tax assets and liabilities, N GAAP	14,393	(46,940)	9,522	(37,750)

Net - N GAAP	2,184	(34,731)	1,892	(30,120)

Deferred income taxes have not been provided for on undistributed earnings of foreign subsidiaries, amounting to NOK 12,242 million, since those earnings are considered to be indefinitely invested. No deferred income taxes have been recognized on undistributed earnings of Norwegian subsidiary which can be remitted tax-free as dividends.

At the end of 2002, Hydro had tax loss carryforwards of NOK 8,743 million, primarily in Norway, Germany, Canada, Italy, Jamaica, United Kingdom and Spain. Carry forward amounts expire as follows:

Amounts in NOK million
2003	305
2004	330
2005	228
2006	394
2007	176
After 2007	2,898
Without expiration	4,412

Total tax loss carryforwards	8,743

11. OTHER LIQUID ASSETS

Amounts in NOK million	2002	2001
Bank time deposits	1,161	10
Marketable equity securities	551	869
Debt securities and other	935	1,542

Total other liquid assets	2,647	2,421

The net change in unrealized gains on securities for the years ended 31 December 2002, 2001 and 2000 was a net loss of NOK 259 million, a net loss of NOK 22 million and a net loss of NOK 358 million, respectively. Total cost of marketable equity securities and debt securities and other was NOK 1,822 million and NOK 2,484 million as of 31 December, 2002 and 2001, respectively.

12. INVENTORIES

Amounts in NOK million	2002	2001
Finished goods	8,804	10,023
Work in progress	2,734	773
Raw materials	5,694	4,998

Total inventories	17,232	15,794

13. NON-CONSOLIDATED INVESTEES

	Hydro
Amounts in NOK million	Texaco	Scanraff	Alunorf	Alunorte	Søral	Meridian	Qafco	Noretyl	Other	Total
Balance 01.01.2001	869	332	—	789	503	697	1,033	—	2,988	7,211
Investments (sale), net				300		(13)	96		417	800
Change in long-term advances, net		(19)							197	178
Transfers (to) from other investments								462	986	1,448
Hydro’s share of net income (loss)	14			31	197	26	167	50	230	715
Amortization and write-down				(28)		(42)			(79)	(149)
Dividends received by Hydro	(1)				(100)	(15)	(45)		(311)	(472)
Foreign currency translation and other	(28)	(16)		78		(25)	15		(68)	(44)

Balance 31.12.2001	854	297	—	1,170	600	628	1,266	512	4,360	9,687

Changes in 2002:
Investments (sale), net		159	1,468	137		(5)			1,207	2,966
Change in long-term advances, net		145							964	1,109
Transfers (to) from other investments									(109)	(109)
Hydro’s share of net income (loss)	115		47	(291)	75	19	121	72	111	269
Amortization and write-down			(40)	(21)					(174)	(235)
Dividends received by Hydro	(1)	(23)			(100)	(5)	(95)		(190)	(414)
Foreign currency translation and other	(49)	(90)	(47)	(459)		(142)	(290)		(697)	(1,774)

Balance 31.12.2002	919	488	1,428	536	575	495	1,002	584	5,472	11,499

Amortization N GAAP						(9)				(9)

Balance 31.12.2002 N GAAP	919	488	1,428	536	575	486	1,002	584	5,472	11,490

Specification of Non-consolidated Investees

		Hydro's current
	Percentage	Investments in		receivable
Amounts in	owned	and advances		(payable), net
NOK million,	by Hydro	to investees		with investees
except ownership	2002	2002	2001	2002	2001
Hydro Texaco	50.0%	919	854	(61)	(45)
Scanraff	25.0%	488	297	12	(8)
Alunorte	34.0%	536	1,170	(47)	(55)
Søral	49.9%	575	600	(103)	(121)
Meridian	49.0%	495	628	62	(57)
Qafco	25.0%	1,002	1,266	(142)	42
Alunorf	50.0%	1,428	—	(115)	—
Noretyl	50.0%	584	512	(179)	(64)
Others		5,472	4,360	(131)	346

Total		11,499	9,687	(704)	38

A description of significant investees’ business, majority owners and the nature of related party transactions with Hydro including amounts if material follow:

     Hydro Texaco a.s operates 881 gasoline stations and 162 diesel stations in Norway, Denmark and the Baltics. Hydro and ChevronTexaco Corp. each own 50 percent in the joint venture. Hydro sells and purchases oil related products with the joint venture at market prices. Sales from Hydro Texaco to Hydro amounted to NOK 510 million, NOK 558 million and NOK 900 million in 2002, 2001 and 2000, respectively. Sales from Hydro to Hydro Texaco amounted to NOK 674 million, NOK 1,194 million and NOK 969 million in 2002, 2001 and 2000, respectively. Hydro Texaco is part of Energy and Oil Marketing.

     Skandinaviska Raffinaderiet AB (Scanraff), part of Hydro Energy, operates the Scanraff refinery in Lysekil, Sweden. Hydro paid processing fees to Scanraff for refining of its oil of NOK 195 million, NOK 224 million and NOK 232 million in 2002, 2001 and 2000, respectively. The other partner is an unaffiliated company.

     Aluminium Norf GmbH (Alunorf) is the world largest rolling mill located in Germany nearby other Hydro facilities. Alunorf is jointly owned by Hydro and Alcan (50 percent each). Hydro’s shares in Alunorf were part of the VAW acquisition in 2002. Each partner supplies Alunorf with ingots, which are transformed to flat rolled coils and delivered to the partners. Sales from Alunorf to Hydro in 2002 amounted to NOK 1,941 million. Hydro sells alloys to Alunorf, operating revenues in 2002 from sales to Alunorf were not material to Hydro Aluminium. Alunorf is part of Rolled Products.

     Alumina do Norte do Brasil S.A. (Alunorte) is an alumina refinery located in Brazil. Hydro’s owner share is at

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

present 34.0 percent, an increase from 32.3 percent in 2001. Hydro purchased alumina from Alunorte amounting to NOK 433 million, NOK 734 million and NOK 703 million in 2002, 2001 and 2000, respectively. Alunorte is part of Metals.

     Sør-Norge Aluminium AS (Søral), part of Metals, is a Norwegian primary aluminium manufacturer. Søral sells 50 per- cent of its production to each major owner at current market prices. The other 50 percent owner of Søral is an unaffiliated company. Sale of aluminium from Søral to Hydro amounted to NOK 847 million, NOK 1,018 million and NOK 1,026 million in 2002, 2001 and 2000, respectively. Sales from Hydro to Søral amounted to NOK 363 million, NOK 350 million and NOK 405 million in 2002, 2001 and 2000, respectively.

     Meridian Technologies Inc. (Meridian), part of Extrusion and Automotive, is a Canadian company owned 51 percent by Teksid S.p.A. (a subsidiary of the Fiat group) and 49 percent by Hydro. Meridian provides magnesium die-casting products to the automobile industry. Meridian purchases alloyed magnesium from Hydro. Operating revenues in 2002 from sales to Meridian were not material to Hydro Aluminium as a whole.

     Qatar Fertiliser Company S.A.Q. (Qafco) owns and operates a fertilizer complex for which Hydro provides marketing support and technical assistance. Hydro has a 25 percent ownership in Qafco, the remaining 75 percent of Qafco is owned by Qatar Petroleum, which is owned by the State of Qatar. Qafco operates three separate lines for production of ammonia and urea, a fourth is currently under construction. The expansion is scheduled for completion in June 2004. Hydro purchased urea from Qafco amounting to NOK 944 million, NOK 876 million, NOK 1,030 million in 2002, 2001 and 2000, respectively.

     Hydro and Borealis own Noretyl AS as a joint venture (50-50 percent). Noretyl is part of Petrochemicals. Hydro paid processing fees to Noretyl for refining NGL of NOK 242 million and NOK 250 million in 2002 and 2001, respectively.

     Non-consolidated investees split by segment can be found in Note 5.

NON-CONSOLIDATED INVESTEES – 100 PERCENT BASIS

The following table sets forth summarized unaudited financial information of Hydro’s non-consolidated investees on a 100 percent combined basis. Hydro’s share of these investments, which is also specified below, is accounted for using the equity method.

Income Statement Data

Amounts in NOK million
(unaudited)	2002	2001	2000
Operating revenues	35,204	36,772	41,080
Operating income	4,534	6,507	5,714
Income before taxes and minority interest	1,772	3,475	3,065
Net income	1,240	2,771	2,435

Hydro’s share of net income	269	714	697

Balance Sheet Data

Amounts in NOK million
(unaudited)	2002	2001	2000
Current assets	14,805	17,205	16,408
Non-current assets	38,218	40,066	30,610

Assets	53,023	57,271	47,018

Current liabilities	9,548	11,589	12,246
Non-current liabilities	16,600	15,321	14,150
Minority interest	6	27	30
Shareholders’ equity	26,869	30,334	20,592

Liabilities and shareholders’ equity	53,023	57,271	47,018

Hydro’s investments and advances	11,499	9,687	7,211

14. PREPAID PENSION, INVESTMENTS AND NON-CURRENT ASSETS

Amounts in NOK million	2002	2001
Goodwill for consolidated subsidiaries, less accumulated amortization	1,217	1,265
Intangible assets, less accumulated amortization	1,967	786

Total intangible assets	3,184	2,051

Prepaid pension (Note 20)	4,989	4,599
Available-for-sale securities at fair value1)	19	62
Other investments at cost	2,948	1,868
Non-current assets	3,941	3,056

Total prepaid pension, investments and non-current assets	11,897	9,585

Total - US GAAP	15,081	11,636

Total prepaid pension, investments and non-current assets	11,897	9,585
Adjustments2) (Note 27)	(303)	(419)

Total prepaid pension, investments and non-current assets - N GAAP	11,594	9,166[1]	)

1)	As of 31 December, 2002 and 2001, available-for-sale securities at cost amounted to NOK 4 million. Unrealized holding gain as of 31 December, 2002 and 2001, was NOK 15 million and NOK 58 million, respectively.
2)	The difference consists of fair value adjustment for cash flow hedge instruments, unrealized gain on available for sale securities, and unrealized gain on freestanding derivatives.

15. PROPERTY, PLANT AND EQUIPMENT

	Land-based Activities

	Machinery and			Plant under
Amounts in NOK million	Land	Equipment	Buildings	construction	Other	E&P 1)	Total
Cost:
Cost 31.12.2001	912	53,883	16,079	3,149	772	115,697	190,492
Additions at cost	877	13,019	3,652	6,213	2	14,145	37,908
Retirements	(55)	(4,996)	(1,891)	(68)	—	(2,079)	(9,089)
Transfers	—	1,976	307	(2,323)	—	40	—
Foreign currency translation	(154)	(4,713)	(1,130)	(250)	—	(1,504)	(7,751)

Balance 31.12.2002	1,580	59,169	17,017	6,721	774	126,299	211,560

Depreciation:
Balance 31.12.2001	—	(37,748)	(9,060)	—	(263)	(48,144)	(95,215)
Depreciation, depletion and amortization 2)	—	(4,034)	(602)	—	(39)	(8,553)	(13,228)
Retirements	—	4,420	1,239	—	—	407	6,066
Foreign currency translation and transfers	—	2,427	359	—	—	373	3,159

Balance 31.12.2002	—	(34,935)	(8,064)	—	(302)	(55,917)	(99,218)

Net Book Value:
Balance 31.12.2001	912	16,135	7,019	3,149	509	67,553	95,277	3)
Balance 31.12.2002	1,580	24,234	8,953	6,721	472	70,382	112,342	3)

1)	Includes land-based activities for Exploration and Production (E&P).
2)	Impairment losses for 2002, 2001 and 2000 were NOK 398 million, NOK 396 million and NOK 141 million, respectively. In 2001 addi- tional impairment losses of NOK 261 million was recorded as restructuring cost. The fair value of the impaired asset was generally esti- mated by discounting the expected future cash flows of the individual assets. During the three years ended 31 December 2002, impair- ment was generally indicated as the result of current period cash flow losses, combined with a history of losses, or a significant change in the manner in which the asset is to be used.
3)	Includes NOK 173 million and NOK 176 million related to capital leases for 2002 and 2001 respectively.

16. GOODWILL AND INTANGIBLES

Intangible Assets

	Finite	Indefinite
	Useful	Useful
Amounts in NOK million	Life	Life	Total
Cost:
Cost 31.12.2001	1,889	—	1,889
Additions at cost	1,560	5	1,565
Disposals	(225)	—	(225)
Foreign currency translation and transfers	60	—	60
Accumulated amortization 31.12.2002	(1,605)	—	(1,605)

Net book value 31.12.2002	1,679	5	1,684

Amortization of intangibles of NOK 397 million and NOK 294 million were recorded for 2002 and 2001, respectively. Estimated amortization expense in million NOK for the next five years is 2003 - 447; 2004 - 399; 2005 - 345; 2006 - 175; 2007 - 145.

Proforma information
The following table reconciles the reported Earnings Before Interest Expenses and Taxes (EBIT), reported net income, and reported earnings per share to that which would have resulted for the years ended December 31, 2001 and 2000 assuming SFAS 142 were adopted on January 1, 2000.

NOK million, except per share data	2002	2001	2000
Earnings before interest expenses and taxes (EBIT)	21,511	25,074	34,046
Goodwill amortization	—	178	238
Pro forma EBIT	21,511	25,252	34,284

Net income	8,765	7,892	13,981
Goodwill amortization (after tax)	—	178	238
Pro forma net income	8,765	8,070	14,219

Reported earnings per share	34.00	30.50	53.40
Goodwill amortization per share	—	0.70	0.90
Pro forma earnings per share	34.00	31.20	54.30

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

Goodwill

	Extrusion and
NOK million	Automotive	Other	Total
Balance at December 31, 2001	1,042	223	1,265
Goodwill acquired	200	128	328
Impairment loss		(52)	(52)
Currency translation effect	(255)	(20)	(275)
Other	31	(80)	(49)

Balance at December 31, 2002	1,018	199	1,217

Amortization of goodwill N GAAP	(142)	(19)	(161)
Foreign currency translation N GAAP	15	—	15

Balance at December 31, 2002 N GAAP	891	180	1,071

Original cost of goodwill at 31 December 2002 was NOK 1,896 million. Accumulated amortization of goodwill for N GAAP amounted to NOK 825 million.

Hydro incurred a NOK 52 million goodwill impairment charge in the “Other Activities” segment related to KFK’s divestment of its feed and grain activity. Impairment exists when the carrying amount of goodwill exceeds its fair value. The contract sale price of KFK’s feed and grain activity was lower then the recorded book value.

17. BANK LOANS AND OTHER INTEREST BEARING SHORT-TERM DEBT

	Weighted Average
	Interest Rates
Amounts in NOK million	2002	2001	2002	2001
Bank loans and overdraft facilities	4.7%	6.5%	3,011	3,428
Commercial paper	3.5%	3.8%	20	8
Other	4.3%	4.2%	4,275	5,022

Total bank loans and other interest-bearing short-term debt			7,306	8,458

As of 31 December, 2002, Norsk Hydro ASA had unused short term credit facilities with various banks totalling approximately NOK 2,825 million. The interest rate for withdrawals under these facilities is based on the interbank interest rate for the relevant currency plus a margin depending on the currency.

18. OTHER CURRENT LIABILITIES

Amounts in NOK million	2002	2001
Accounts payable	14,732	12,190
Income taxes payable	8,646	7,697
Payroll and value added taxes	3,106	2,622
Accrued liabilities	8,839	8,578
Other liabilities	3,008	1,158

Total other current liabilities	38,331	32,245

19. LONG-TERM DEBT

Substantially all unsecured debenture bonds and unsecured bank loan agreements contain provisions restricting the pledging of assets to secure future borrowings without granting a similar secured status to the existing bondholders and lenders. Certain of the debenture bond agreements contain provisions allowing Hydro to call the debt prior to its final redemption date at par or at certain specified premiums.

Long-term debt payable in various currencies

	Weighted	Denomi-
	Average	nated	Balance
	Interest	Amount	in NOK
Amounts in million	Rates	2002	2002	2001
USD	7.4%	2,935	20,390	26,462
NOK	6.9%	2,180	2,180	3,830
GBP	7.5%	325	3,641	4,243
EUR	6.3%	400	2,915	3,192
Other			17	—

Total unsecured debenture bonds:			29,143	37,727

USD	6.1%	11	81	193
SEK	5.5%	1,000	795	860
EUR	3.5%	61	479	23
Other			142	263

Total unsecured bank loans:			1,497	1,339

Capital lease obligations			122	174
Mortgage loans			1,400	171
Other long-term debt			698	408

Outstanding debt			32,860	39,819
Less: Current portion			(1,958)	(1,966)

Total long-term debt			30,902	37,853

As of 31 December, 2002 the fair value of long-term debt, including the current portion, was NOK 37,794 million and the carrying value was NOK 32,860 million.

     Foreign currency swaps are not reflected in the table above. (See Note 24).

Payments on long-term debt fall due as follows

	Deben-		Bank-		Capital lease
Amounts in NOK million	tures		loans		and other	Total
2003	1,720		124		114	1,958
2004	1,025		45		197	1,267
2005	500		443		1,597	2,540
2006	504		40		120	664
2007	4		423		51	478
Thereafter	25,390		422		141	25,953

Total	29,143	1)	1,497	2)	2,220	32,860

1)	Of which Norsk Hydro ASA is responsible for NOK 29,009 million.
2)	Of which Norsk Hydro ASA is responsible for NOK 1,218 million.

Norsk Hydro ASA has entered into long-term committed stand-by credit facility agreements with several international banks for a total amount of USD 1,925 million. Of this amount, USD 350 million expires in 2007, and the remainder in 2009. There are no borrowings under these facilities as of 31 December, 2002. Average commitment fee on these facilities is 0.15 percent.

20. EMPLOYEE RETIREMENT PLANS

PENSION BENEFITS

Norsk Hydro ASA and many of its subsidiaries have defined benefit retirement plans which cover substantially all of their employees. Plan benefits are generally based on years of service and final salary levels. Some subsidiaries have defined contribution or multiemployer plans.

     The pension plan assets had the following investment profile at the end of 2002: equity securities 30 percent, bonds 39 percent, real estate 19 percent and other 12 percent. The corresponding profile at the end of 2001 was: equity securities 41 percent, bonds 32 percent, real estate 17 percent and other 10 percent.

Net periodic pension cost

Amount in NOK million	2002	2001	2000
Defined benefit plans:
Benefits earned during the year, net of participants’ contributions	610	543	528
Interest cost on prior period benefit obligation	1,314	1,087	1,004
Expected return on plan assets	(1,265)	(1,373)	(1,412)
Recognized loss (gain)	58	(11)	(69)
Amortization of prior service cost	145	151	258
Amortization of net transition asset	(58)	(57)	(57)
Curtailment loss	119	117	19
Settlement loss (gain)	(4)	1	(48)

Net periodic pension cost	919	458	223
Defined contribution plans	48	57	51
Multiemployer plans	21	8	14
Termination benefits and other	598	978	446

Total net periodic pension cost	1,586	1,501	734

Change in the additional minimum pension liability included within other comprehensive income	472	553	132

Change in projected benefit obligation (PBO)

Amounts in NOK million	2002	2001
Projected benefit obligation at beginning of year	(17,620)	(15,660)
Benefits earned during the year	(627)	(560)
Interest cost on prior period benefit obligation	(1,314)	(1,087)
Actuarial loss	(2,722)	(1,058)
Plan amendments	49	(178)
Benefits paid	912	728
Curtailment loss	(39)	(10)
Settlements	8	58
Special termination benefits	(187)	—
Business combinations	(2,993)	—
Divestments	6	57
Foreign currency translation	813	90

Projected benefit obligation at end of year	(23,714)	(17,620)

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

Change in pension plan assets

Amounts in NOK million	2002	2001
Fair value of plan assets at beginning of year	16,876	18,372
Actual return on plan assets	(1,119)	(755)
Company contributions	648	69
Plan participants’ contributions	17	17
Benefits paid	(686)	(640)
Settlements	(8)	(50)
Divestments	(9)	(61)
Foreign currency translation	(597)	(76)

Fair value of plan assets at end of year	15,122	16,876

Status of pension plans reconciled to balance sheet

Amounts in NOK million	2002	2001
Defined benefit plans:
Funded status of the plans at end of year	(8,592)	(744)
Unrecognized net loss	6,854	1,903
Unrecognized prior service cost	1,398	1,708
Unrecognized net transition asset	(6)	(64)

Net prepaid (accrued) pension recognized	(346)	2,803
Termination benefits and other	(1,516)	(1,388)

Total net prepaid (accrued) pension recognized	(1,862)	1,415

Amounts recognized in the balance sheet consist of:
Prepaid pension	4,989	4,599
Accrued pension liabilities	(8,385)	(4,215)
Intangible asset	283	251
Accumulated other comprehensive income	1,251	780

Net amount recognized	(1,862)	1,415

Weighted-average assumptions at end of year:

	2002	2001
Discount rate	6.6%	7.0%
Expected return on plan assets	7.7%	8.0%
Rate of compensation increase	3.4%	3.0%

Plans in which the accumulated benefit obligation exceeds plan assets:

Amounts in NOK million	2002	2001
Projected benefit obligation	11,075	4,800
Accumulated benefit obligation (ABO)	9,693	3,847
Plan assets	3,380	1,281

In 2002, Hydro incurred a curtailment loss of NOK 119 million. This charge includes a curtailment loss resulting from an agreement between Hydro and an external party, to transfer Hydro’s operatorship of certain licenses on the Norwegian continental shelf to the external party, including the transfer of employment for 535 employees, as of 1 January, 2003.

     In 2001, Hydro’s Norwegian activities incurred termination benefit costs of NOK 654 million and a curtailment loss of NOK 116 million. These charges included costs to improve competitiveness for certain Norwegian operations, and curtailment loss resulting from the termina- tion of primary production of magnesium in Norway.

     Effective 1 January, 2000, certain Norwegian plans amended their plan benefit formulas as to provide for indexation of pension benefits. The resulting prior service cost of NOK 1,654 million is being amortized on a straight-line basis over the employees’ average remaining serv- ice period.

OTHER RETIREMENT BENEFITS
Hydro has unfunded retiree medical and life insurance plans for certain of its employees outside Norway. The net periodic post retirement cost was NOK 19 million in 2002. In 2001 the net periodic post retirement cost was NOK 46 million, whilst in 2000 the net periodic post retirement income was NOK 11 million, as a result of a curtailment gain related to employees in Great Britain. The post retirement liability was NOK 226 million and NOK 266 million as of 31 December, 2002 and 2001, respectively.

21. CONTINGENCIES AND OTHER LONG-TERM LIABILITIES

Hydro is subject to changing environmental laws and regulations that in the future may require the company to modernize technology to meet more stringent emissions standards or to take actions for contaminated areas. As of 31 December, 2002 and 2001, Hydro had accrued NOK million 795 and NOK 268 million, respectively, for corrective environmental measures. The corresponding expense was NOK 115 million in 2002 compared to NOK 58 million and NOK 46 million in 2001 and 2000, respectively.

     The net present value of Hydro’s share of the estimated total future cost of decommissioning and abandonment relating to off-shore installations is NOK 4.6 billion. As of 31 December, 2002, Hydro had accrued NOK 2,131 million for decommissioning and abandonment costs using the unit-of-production method. The accrual was NOK 2,110 million as of 31 December, 2001.

     Decommissioning and abandonment expense were NOK 233 million, NOK 365 million and NOK 450 mil-

lion in 2002, 2001 and 2000, respectively. Hydro’s future expenses for these corrective environmental measures are affected by a number of uncertainties including, but not limited to, the method and extent of corrective action. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that such estimates could be revised in the near term. In addition, conditions which could require future expenditures may be determined to exist for various sites, including Hydro’s major production facilities and product storage terminals. The amount of such future costs is not determinable due to the unknown timing and extent of corrective actions which may be required.

     Hydro is involved in or threatened with various other legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

Amounts in NOK million	2002	2001
Other long-term liabilities:
Insurance premiums and loss reserves	842	846
Accruals abandonment costs Offshore	1,115	1,127
Accruals decommissioning costs Offshore	1,016	983
Postretirement benefits other than pension	226	266
Derivatives	336	621
Other	2,713	2,069

Total US GAAP	6,248	5,912

Adjustment to N GAAP Cash Flow hedge (Note 27)	1,100	(228)

Total N Gaap	7,348	5,684

22. SECURED DEBT AND GUARANTEES

Amounts in NOK million	2002	2001
Amount of secured debt	65	255

Assets used as security:
Plant and equipment, etc.	134	131
Buildings	280	679
Other	13	16

Total	427	826

Guarantees (off-balance sheet):
Contingency for discounted bills	160	144
Guarantees of debt	1,315	905
Tax guarantees	936	—
Indirect guarantees	8,722	5,757

Total	11,133	6,806

Guarantees of debt include stand-by letters of credit, letters of credit and other direct guarantees of debt. Hydro could be required to perform in event of the default of the guaranteed entity. Tax guarantees include guarantees to tax authorities regarding the non-taxable treatment on gains on internal sales of assets. The amounts could become taxable if certain assets are sold outside the group. Indirect guarantees include payment and performance guarantees made by parent companies on behalf of their subsidiaries for the purpose of utilizing Hydro’s credit standing in terms with suppliers, customers and lenders. There are no material recourse provisions related to these guarantees. The amounts in the table above reflect the maximum potential amount of future payments.

     Following the asset exchange between Hydro and Petro-Canada in 1996, Hydro guaranteed that the total recoverable reserves attributable to Petro-Canada’s working interest in the Veslefrikk field shall not be less than a certain quantified amount of crude oil. If less, Hydro has an obligation to deliver indemnity volumes to Petro-Canada. During 2002 there was a new evaluation of reserves in accordance with the agreement which resulted in compensation to Petro-Canada. The agreement was renegotiated in 2002 and is open for the possibility of re- evaluating the reserves in 2008, 2014 and at the end of the field’s lifetime. The guarantee does not apply in cases of force majeure, the failure of the operator to comply with good oil field practices, etc. As of 31 December, 2002, the remaining guaranteed volume was 1.3 million Sm3 of crude oil, equivalent to approximately NOK 1,760 million.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

23. CONTRACTUAL AND OTHER COMMITMENTS FOR FUTURE INVESTMENTS AND OPERATIONS

As of 31 December, 2002:	Investments
Amounts in NOK million	2003	Thereafter	Total
Contract commitments for investments in property, plant and equipment:
Land based	2,568	527	3,095
Oil and gas fields and transport systems	5,639	8,658	14,297

Total	8,207	9,185	17,392

Additional authorized future investments in property, plant and equipment:
Land based	1,419	976	2,395
Oil and gas fields and transport systems	187	577	764

Total	1,606	1,553	3,159

Contract commitments for other future investments:	163	125	288

Additional authorized future investments include projects formally approved for development by the Board of Directors or management given the authority to approve such investments. General investment budgets are excluded from these amounts.

     Hydro has entered into take-or-pay and long-term contracts providing for future payments to secure pipeline and transportation capacity, processing services, raw materials and electricity and steam. In addition, Hydro has entered into long-term sales commitments to deliver goods. This principally relates to obligations to deliver gas from fields on the Norwegian Continental Shelf for a total amount of NOK 142.1 billion.

The non-cancelable future fixed and determinable obligation as of 31 December, 2002 is as follows:

Take-or-pay and Long-term contracts

Amounts in	Transport	Raw	Energy	Sale com-
NOK million	and Other	materials	related	mitments
2003	643	3,108	1,321	(10,097)
2004	1,102	2,043	1,197	(8,975)
2005	1,059	1,795	1,178	(7,867)
2006	868	1,329	1,452	(8,381)
2007	809	403	1,497	(8,495)
Thereafter	4,770	1,239	17,992	(110,594)

Total	9,251	9,917	24,637	(154,409)

Terms of certain of these agreements include additional charges covering variable operating expenses in addition to the fixed and determinable component shown above.

     In addition, Hydro has contracted to purchase 26.3 million tonnes of alumina over the next 12 years with variable prices referenced to the London Metal Exchange quoted prices.

     The total purchases under the take-or-pay agreements and long-term contracts were as follows (in NOK million): 2002 – 4,511; 2001 – 2,687 and 2000 – 2,523.

24. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

Effective 1 January, 2001, Hydro adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended, which requires that all derivative instruments be reported on the balance sheet at fair value. Changes in the fair values of derivative instruments are recorded to earnings unless specific hedge criteria are met. The cumulative effect of adopting SFAS 133 did not result in a material impact to Hydro’s income statement or to Other Comprehensive Income (OCI).

     Hydro is exposed to market risks from commodity pricing, currency exchange rates and interest rates. Different market risk exposures are evaluated based on a portfolio view in order to take advantage of offsetting positions and to manage risk on a net exposure basis. Periodically, Hydro uses derivative or nonderivative instruments in order to hedge the company’s various net exposures as well as designating derivative and nonderivative instruments as hedges of specific exposures.

Commodity Price Risk Exposure
Hydro’s revenues are substantially derived from the sale of commodities such as crude oil, aluminium and fertilizers. Hydro also buys and sells natural gas and electricity. The prices in these commodity markets are volatile and create significant market risk exposures. Hydro uses commodity derivatives, such as commodity futures or forwards, options and swaps, to manage unfavorable price fluctuations and also for a limited amount of speculative trading.

Oil
Hydro utilizes futures, physical and financial swaps and options with international oil and trading companies to mitigate unwanted price exposure for a portion of its crude oil portfolio. The fair value of these instruments at 31 December, 2002 and 2001 were NOK 44 million and NOK 9 million in assets and NOK 32 million and NOK 13 million in liabilities, respectively. Hydro has purchased average rate put options (Asian options) for a notional volume of 10 million barrels in the first half of

2003 with an average strike price of US dollar 17 per barrel. These options were not designated as hedging instruments and were recorded at fair value; as an asset of NOK 1 million and NOK 114 million in 2002 and 2001, respectively. Gains and losses on these instruments are recognized in earnings.

Aluminium
Hydro has entered into a number of London Metal Exchange (LME) futures and currency forward contracts as part of a cash flow hedge program of forecasted primary aluminium sales in the period 2003-2007. The intent is to secure an average LME price of approximately NOK 14,000 per tonne of primary aluminium. As of 31 December, 2002, Hydro had sold forward about 480,000 tonnes (490,000 tonnes in 2001) of primary aluminium at an average price of approximately US dollar 1,500 per tonne. In addition Hydro has secured the exchange rate against the US dollar at about NOK 9.3 per US dollar for the same tonnage. Gains and losses on these derivatives are recorded to OCI and are to be reclassified into operating revenues when the corresponding forecasted sale of aluminium is recognized. No amount of ineffectiveness was recognized in 2002 and 2001 since the critical terms of the commodity derivatives and the forecasted aluminium sales are substantially similar. A gain after tax of NOK 37 million is expected to be reclassified from OCI into earnings during the period ending 31 December, 2003. No amount was reclassified from OCI to earnings during 2002. As of 31 December, 2002 the maximum length of time over which the Company is hedging its exposure to the variability in cash flows is five years. The fair value of the LME future contracts at 31 December, 2002 was NOK 380 million. The fair value of these contracts at 31 December, 2001 were recorded as an asset of NOK 254 million and a liability of NOK 36 million. The fair value of the currency forward contracts at 31 December, 2002 and 2001 were an asset of NOK 1,102 million and a liability of NOK 192 million, respectively.

     In 2001, Hydro terminated a hedging program that included LME future contracts designated as cash flow hedges of primary aluminium sales for 2001-2003. Hydro also terminated aluminium call options and written put options, which were not designated as hedges. Termination of the options resulted in a before tax loss of NOK 545 million charged to operating income. At 31 December, 2001, the after tax gains on the LME futures of NOK 97 million (USD 13 million) were deferred in OCI. During 2002 a gain after tax of NOK 57 million (USD 7 million) was reclassified from OCI to Operating revenues. As of 31 December, 2002, a deferred gain after tax of NOK 40 million (USD 6 million) remained in OCI and is expected to be reclassified to earnings over the next twelve months.

     Hydro has a 10 year commitment with Aluvale to purchase remelt ingot. Hydro utilizes LME futures as a fair value hedge of the firm commitment to buy aluminium for the period until 2006. Gains and losses on these futures contracts are recognized in Operating costs and expenses offsetting the gain and loss recorded for the firm commitment in the same period. The critical terms of the LME futures and the related purchase commitments are essentially the same; as a result no hedge ineffectiveness was reflected in earnings in 2002 and 2001. The fair value of the future contracts designated as fair value hedges was recorded as an asset of NOK 15 million and NOK 22 million in 2002 and 2001, respectively.

     Hydro has significant trading activities related to aluminium. The risk related to these trading activities are managed on a portfolio basis and Hydro periodically uses aluminium futures to provide an economic hedge of net exposure. Hydro engages in some speculative trading within strict limits set by management. The fair value of these future contracts at 31 December, 2002 and 2001 were NOK 543 million and NOK 349 million in assets and NOK 214 and NOK 10 million in liabilities, respectively.

Other
Hydro uses forward and future contracts to provide an economic hedge of exposure to commodity price risk related to purchases and sales of natural gas and electricity. These contracts provide an economic hedge for net exposures, but do not qualify for hedge accounting. Contracts related to natural gas were recorded at fair value at 31 December, 2002 and 2001 of NOK 457 million and NOK 585 million in assets and NOK 440 million and NOK 532 million in liabilities, respectively. Gains and losses on these contracts were recorded in earnings. The electricity contracts’ fair value was recorded at 31 December, 2002 and 2001 as an asset of NOK 1,935 million and NOK 180 million and a liability of NOK 1,123 million and NOK 207, respectively. Hydro also engages in a limited amount of speculative trading.

Foreign Currency Risk Exposure
A substantial part of Hydro’s revenue derives from commodities with prices denominated in US dollar. Hydro partly manages this exposure to US dollar by maintaining a large portion of the total debt denominated in US dollar. Hydro also has exposures in many other currencies as a result of its global operations. Hydro utilizes derivative instruments, such as currency forward contracts and currency swaps to manage exposure to currency risk.

Aluminium
Hydro has entered into currency forward contracts to sell US dollar and buy NOK as part of a cash flow hedge of

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

forecasted US dollar revenues on the sale of primary aluminium in the period from 2003 — 2007. The notional amount of the contracts is approximately US dollar 720 million (750 million in 2001) at a rate of NOK 9.3 per US dollar. These contracts are entered into in combination with selling aluminium future contracts, as discussed in the preceding section “Commodity Price Risk”, in order to lock in the price in NOK of about NOK 14,000 per tonne on future primary aluminium sales. The gains or losses on these derivatives are recorded to OCI and subsequently reclassified into operating revenues to match recognition of the forecasted sales in 2003 — 2007. The critical terms of the currency forward contracts and the forecasted transactions are substantially similar, so no ineffectiveness has been recorded in earnings in 2001. A gain after tax of NOK 148 million is expected to be reclassified from OCI into earnings during the period ended 31 December, 2003. No amount was reclassified from OCI to earnings during 2002. As of 31 December, 2002 the maximum length of time over which the entity is hedging its exposure to the variability in cash flows is five years. The fair value of the contracts were recorded as an asset of NOK 1,102 million in 2002 and a liability of NOK 192 million in 2001.

Net Investment Hedging
In order to further mitigate its exposure to foreign currency risk, Hydro has designated a portion of its foreign denominated long-term debt, including certain related balances in currencies arising from foreign currency swaps and forwards, as hedges of net foreign investments in subsidiary companies. The foreign currency effects of these hedges reflected in the cumulative translation section of shareholders’ equity produced a NOK 1,333 million and NOK 89 million after-tax gain during the years ended 31 December, 2002 and 2001, respectively; offsetting a foreign currency translation loss of NOK 7,027 million and NOK 794 million in shareholders’ equity for 2002 and 2001 respectively.

Other
Hydro has also entered into a number of forward currency contracts that do not meet the hedge accounting criteria as shown in the table below. In addition the company has entered into currency swaps and other types of financial contracts. The contracts mentioned above are utilized to balance net exposures in certain currencies or to provide liquidity in one currency in exchange for excess liquidity in another. The fair value of these contracts at 31 December, 2002 and 2001 were NOK 691 million and NOK 247 million in assets and NOK 188 million and NOK 63 million in liabilities, respectively. Currency swaps and other contracts represented an asset value of NOK 15 million and NOK 10 million in 2002 and 2001, respectively.

     The following forward currency contracts listed below were outstanding as of 31 December, 2002. All amounts represent the fair market value of the contracts in the respective currencies. Forward currency contracts that are designated as hedging instruments in cash flow hedges are not included.

	In currency		In NOK
Amounts in million	Buy	Sell	Buy	Sell
USD	527	(224)	3,530	(1,522)
NOK	5,020	(603)	5,020	(603)
EUR	47	(135)	337	(981)
GBP	55	(45)	613	(502)
SEK	—	(2,350)	—	(1,860)
DKK	—	(1,340)	—	(1,310)
CAD	194	(470)	790	(2,064)
Other	—	—	—	(1,330)

Total			10,290	(10,172)

Interest Rate Exposures
Hydro’s risk management objective for interest rate risk is to minimize exposure to variability of cash flows arising from changes in interest rates. Hydro achieves this objective primarily by maintaining a high ratio of fixed-interest rate debt to total debt. Derivatives, such as interest rate swaps and currency swaps, are periodically used to alter the ratio of fixed-rate to variable-rate debt. No interest rate derivatives are currently designated as hedging instruments.

     Hydro has two interest rate swaps with offsetting terms. These swaps represented at fair market value, an asset and a liability of NOK 15 million and NOK 30 million for 2002 and 2001, respectively. Furthermore, Hydro has a sold swaption contract whereby the counterparty has a right to enter into an interest rate swap under which Hydro will receive a fixed interest while paying a variable interest rate. The contract was recorded as an asset of NOK 1 million in 2002 and as a liability of NOK 16 million in 2001.

     As of 31 December, 2002, Hydro has entered into a sales leaseback agreement on a production floating ship that stores crude oil. The lease payments contain an inflation adjustment factor that represents an embedded derivative. The fair value of the embedded derivative at 31 December, 2002 was recorded as a liability of NOK 24 million.

Credit Risk
Credit risk arising from the inability of the counterparty to meet the terms of Hydro’s derivative financial instrument contracts is generally limited to amounts, if any, by which the counterparty’s obligations exceed the obligations of Hydro. It is Hydro’s policy to enter into derivative financial instruments with various international banks with established limits for transactions with each institu-

tion. Therefore, Hydro does not expect to incur material credit losses on its risk management or other derivative financial instruments.

Hydro also has some exposure to credit risk related to derivative commodity instruments. However, this risk is significantly limited because most instruments are settled through commodity exchanges. Hydro limits credit risks relating to other contracts with policies for credit ratings and limits for counterparties.

     Concentration of credit risk is not considered significant since Hydro´s customers represents various industries and geographic areas.

The following types of financial and commodity derivatives were recorded at fair value on the balance sheet as of 31 December, 2002 and 2001:

Amounts in NOK million	2002	2001
Assets:
Currency forwards and swaps	691	247
Interest rate swap	15	30
Swaption contract	1	—
Options, crude oil	1	114
Swaps and futures, crude oil	44	9
Electricity contracts	1,935	180
Natural gas contracts	457	585
Aluminium futures, swaps and options	543	349
Fair value hedging instruments, aluminium	15	22
Cash flow hedging instruments, aluminium	380	254
Cash flow hedging instruments, currency	1,102	—

Total	5,184	1,790

Amounts in NOK million	2002	2001
Liabilities:
Currency forwards and swaps	188	63
Interest rate swap	15	30
Swaption contract	—	16
Electricity contracts	1,123	207
Natural gas contracts	440	532
Embedded derivative	24	—
Swaps and futures, crude oil	32	13
Aluminium futures, swaps and options	214	10
Cash flow hedging instruments, aluminium	—	36
Cash flow hedging instruments, currency	—	192

Total	2,036	1,099

25. EXTERNAL AUDIT REMUNERATION

Deloitte & Touche AS is the principal auditor of Norsk Hydro ASA. Certain portions of audits are performed by Ernst & Young and other firms. The following table shows total audit and non-audit fees for the fiscal year 2002.

		Audit	Other
		related	non-audit
Amounts in NOK thousand	Audit fee	services	services	Tax fee	Total
Deloitte & Touche Norway	17,472	6,986	10,157	485	35,100
Deloitte & Touche Abroad	27,588	9,505	14,419	8,915	60,427

Total Deloitte & Touche	45,060	16,491	24,576	9,400	95,527

Ernst & Young	15,682	405	4,213	842	21,142
Others	3,735	6,812	554	200	11,301

Total fees	64,477	23,708	29,343	10,442	127,970

NORSK HYDRO ASA and subsidiaries

Notes to the consolidated financial statements

26. SUPPLEMENTARY OIL AND GAS INFORMATION (UNAUDITED)

COSTS INCURRED ON OIL AND GAS PROPERTIES

Exploration costs and costs related to property acquisition

	Norway			International			Total
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Capitalized at beginning of year	977	874	1,158	1,749	309	254	2,726	1,183	1,412
Costs incurred during the year	662	928	916	1,833	1,090	883	2,495	2,018	1,799
Acquisition cost 1)	—	—	9	35	1,234	—	35	1,234	9
Expensed	(649)	(770)	(934)	(2,909)	(630)	(767)	(3,558)	(1,400)	(1,701)
Transferred to development	(78)	(52)	(275)	(25)	(125)	(61)	(103)	(177)	(336)
Disposals	(75)	(3)	—	(9)	(124)	(8)	(84)	(127)	(8)
Foreign currency translation		—	—	(113)	(5)	8	(113)	(5)	8

Capitalized at end of year	837	977	874	561	1,749	309	1,398	2,726	1,183

1) 2001 mainly related to acquisition of exploration rights in Africa and USA. See Note 2.

Costs related to Development,Transportation Systems and Other

	Norway			International			Total
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Net book value at beginning of year	56,711	58,472	62,324	8,117	6,360	9,650	64,828	64,832	71,974
Cost incurred during the year 1)	6,923	5,591	6,058	1,299	2,172	1,868	8,222	7,763	7,926
Acquisition cost 2)	5,460	—	(2,383)	—	—	1,125	5,460	—	(1,258)
Transferred from exploration cost	78	52	275	25	125	61	103	177	336
Amortization	(7,278)	(7,098)	(6,883)	(1,275)	(326)	(711)	(8,553)	(7,424)	(7,594)
Disposals 3)	(72)	(306)	(919)	(2)	1	(6,370)	(74)	(305)	(7,289)
Foreign currency translation		—	—	(1,002)	(215)	737	(1,002)	(215)	737

Net book value at end of year	61,822	56,711	58,472	7,162	8,117	6,360	68,984	64,828	64,832

1)	In 2002, NOK 508 million, NOK 254 million and NOK 501 million of development cost related to activities in Angola, Canada and Russia respectively. In 2001, NOK 903 million, NOK 742 million and NOK 441 million of development costs related to activities in Angola, Canada and Russia respectively. In 2000, NOK 966 million and NOK 627 million of development costs related to activities in Canada and Angola respectively. In addition, NOK 100 million and NOK 93 million related to activities in the UK and Russia.
2)	In 2002, NOK 5,460 million relates to the acquisition of shares in SDFI. 2000 includes adjustment to the allocation of purchase price for Saga of NOK (1,275) million.
3)	2000 included the disposals of Hydro’s activities on the British Continental Shelf.

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

As required by SFAS 69, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Hydro.

     The “results of operations” should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs, and other costs. Income tax expense is a theoretical computation based on the statutory tax rates after giving effect to the effects of uplift and permanent differences only.

	Norway			International			Total
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Sales to unaffiliated customers	6,693	5,486	5,581	3,520	1,133	2,468	10,213	6,619	8,049
Intercompany transfers	21,532	24,915	25,791	—	—	—	21,532	24,915	25,791

Total revenues	28,225	30,401	31,372	3,520	1,133	2,468	31,745	31,534	33,840

Operating costs and expenses:
Production costs	3,554	3,494	3,099	406	206	305	3,960	3,700	3,404
Exploration expenses	649	770	934	2,909	630	767	3,558	1,400	1,701
Depreciation, depletion and amortization	6,826	6,738	6,601	1,315	360	768	8,141	7,098	7,369
Transportation systems1)	1,629	1,379	1,091	139	125	134	1,768	1,504	1,225

Total expenses	12,658	12,381	11,725	4,769	1,321	1,974	17,427	13,702	13,699

Results of operations before taxes	15,567	18,020	19,647	(1,249)	(188)	494	14,318	17,832	20,141
Current and deferred income tax expense	(11,733)	(13,916)	(15,198)	374	(21)	(188)	(11,359)	(13,937)	(15,386)

Results of operations	3,834	4,104	4,449	(875)	(209)	306	2,959	3,895	4,755

1)	In 2002, Hydro has changed presentation of transportation cost and transportation tariffs to be reported separately. Previous periods are restated to be compareable.

PROVED RESERVES OF OIL AND GAS
Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses. Reserves are expected to be revised as oil and gas are produced and additional data become available. International reserves under PSA con tracts (production sharing agreement) are shown net of Royalities and Government’s share of Profit Oil.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

	Norway			International			Total
	Oil	Natural gas		Oil	Natural gas		Oil	Natural gas
	mmboe1)	billion Sm3	billion cf2)	mmboe1)	billion Sm3	billion cf2)	mmboe1)	billion Sm3)	billion cf2)
As of 31 December, 19996)	837	167.5	5,928	153	6.0	211	990	173.5	6,139
Revisions of previous estimates3)	49	4.9	173	(1)	0.1	7	48	5.0	180
Purchase (sale)/exchange of reserves in place4)	12	0.6	22	(39)	(5.7)	(203)	(27)	(5.1)	(181)
Extensions and new discoveries5)	32	1.4	48	52	—	—	84	1.4	48
Production for the year	(110)	(4.7)	(167)	(9)	(0.4)	(15)	(119)	(5.1)	(182)

As of 31 December, 20006)	820	169.7	6,004	156	—	—	976	169.7	6,004

Revisions of previous estimates3)	87	0.3	11	16	—	—	103	0.3	11
Purchase (sale)/exchange of reserves in place4)	(1)	—	—	—	—	—	(1)	—	—
Extensions and new discoveries5)	33	4.6	162	27	—	—	60	4.6	162
Production for the year	(114)	(5.4)	(191)	(6)	—	—	(120)	(5.4)	(191)

As of 31 December, 20016)7)	825	169.2	5,986	193	—	—	1,018	169.2	5,986

Revisions of previous estimates3)	46	(0.2)	(7)	(19)	—	—	27	(0.2)	(7)
Purchase (sale)/exchange of reserves in place4)	109	12.1	428	—	—	—	109	12.1	428
Extensions and new discoveries5)	20	12.7	449	16	—	—	36	12.7	449
Production for the year	(117)	(6.4)	(227)	(18)	—	—	(135)	(6.4)	(227)

As of 31 December, 20026)7)	883	187.4	6,629	172	—	—	1,055	187.4	6,629

Proved developed reserves:
As of 31 December, 1999	500	69.1	2,444	74	6.0	211	574	75.1	2,655
As of 31 December, 2000	555	103.0	3,644	33	—	—	588	103.0	3,644
As of 31 December, 2001	564	103.7	3,669	62	—	—	626	103.7	3,669
As of 31 December, 2002	559	124.8	4,416	93	—	—	652	124.8	4,416

1)	Includes crude oil and NGL/Condensate. All volumes are calculated based on the Norwegian Petroleum Directorate’s current conversion factors.
2)	cf: cubic feet
3)	The revision of previous estimates relates to new information from current year’s drilling operations and additional data which is now available. Included is also an PSA effect for the fields in Angola, Libya and Russia.
4)	In 2002 the change in reserves was due to acquisition of SDFI assets and sale of the small field Varg in Norway. The sale of a portion of the interests in the Brage and Njord fields in Norway in 2002 to Offshore Engineering Resources AS is not included since the agreement was not closed in 2002. In 2001 the decrease was due to the sale of Glitne in Norway. In 2000, the decrease in reserves out side Norway was due to the sale of the UK portfolio. The increase in Norway was due to increased ownership interest in the Grane field and purchase of reserves in the Tune field.
5)	In 2002, extensions and new discoveries for oil were related to the Snøhvit and Vigdis fields in Norway, the Hibernia and Terra Nova fields in Canada, the Murzuq field in Libya and the Jasmim field in Angola. Extensions and new discoveries for gas were related to the Snøhvit, Vigdis, Byggve and Skirne fields in Norway. In 2001, extensions and new discoveries for oil were related to the Kristin, Mikkel and Sigyn fields in Norway, Rosa/Lirio and Jasmim fields in Angola. Extensions and new discoveries for gas were also related to the Kristin, Mikkel and Sigyn fields in Norway. In 2000, extensions and new discoveries for oil were related to the Fram, Glitne and STUJ (a neighboring structure to the Tordis field) field in Norway, and the Dalia field in Angola. Extensions and new discoveries for gas were related to the Fram and STUJ (a neighboring structure to the Tordis field) fields.
6)	Reserve estimates in Norway are made before royalties of approximately 1.6, 2.1 and 3.8 million barrels of oil equivalents for 2002, 2001 and 2000, respectively.
7)	In 2002, reserve estimates included 172 million barrels of oil equivalents (boe) outside the Norwegian Continental Shelf, in Canada, Angola, Russia and Libya. In 2001, reserve estimates included 193 million barrels of oil equivalents (boe) outside the Norwegian Conti- nental Shelf, in Canada, Angola, Russia and Libya. The decrease in 2002 is dominated by the PSA effect which represents a reduction of 22 millions boe for the fields in Angola and Russia.

US GAAP STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES
THEREIN RELATING TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future net cash flows of Hydro’s proved reserves of oil (including natural gas liquids and condensate) and gas is prepared in compliance with SFAS 69.

     Future net cash flows are based on numerous assumptions which may or may not be realized. The Management of Hydro cautions against relying on the information presented because of the highly arbitrary nature of assumptions involved and susceptibility of estimates to change as new and more accurate data become available. The individual components of future net cash flows shown below were computed using prices, production costs, development costs, royalty levels, foreign exchange rates, statutory tax rates and estimated proved reserve quantities at the respective year ends.

		Norway		International			Total
Amounts in NOK million	2002	2001	2000	2002	2001	2000	2002	2001	2000
Future cash inflows	351,200	308,600	364,200	34,800	31,200	30,900	386,000	339,800	395,100
Future production costs	(81,000)	(59,700)	(63,300)	(6,400)	(9,400)	(7,100)	(87,400)	(69,100)	(70,400)
Future development costs	(27,200)	(22,800)	(21,400)	(6,300)	(7,700)	(6,600)	(33,500)	(30,500)	(28,000)
Future income tax expense	(172,700)	(160,800)	(206,800)	(6,800)	(3,200)	(4,300)	(179,500)	(164,000)	(211,100)
Future net cash flows	70,300	65,300	72,700	15,300	10,900	12,900	85,600	76,200	85,600

Less: 10% annual discount for
estimated timing of cash flows	(26,400)	(27,300)	(26,500)	(4,900)	(4,700)	(4,900)	(31,300)	(32,000)	(31,400)

Standardized measure of dis-
counted future net cash flows	43,900	38,000	46,200	10,400	6,200	8,000	54,300	44,200	54,200

Major Sources of Changes in the Standardized Measure of Discounted Future Net Cash Flows

Amounts in NOK million	2002	2001	2000
Net changes in prices and production costs	23,700	(29,900)	43,200
Sales and transfers of oil and gas produced, net of production costs	(26,200)	(27,300)	(30,300)
Extensions, unitizations, discoveries and improved recovery,
net of related costs	5,500	5,700	8,400
Purchase/Exchange of interests in fields	15,900	—	1,500
Sale/Exchange of interests in fields	(300)	(200)	(5,800)
Changes in estimated development costs	(8,300)	(7,900)	(6,700)
Development costs incurred during the year	7,600	7,500	6,400
Net change in income taxes	(13,400)	30,200	(19,900)
Accretion of discount	3,700	4,700	3,100
Revisions of previous reserve quantity estimates	1,900	7,000	6,100
Other	—	200	—

Total change in the standardized measure during the year	10,100	(10,000)	6,000

AVERAGE SALES PRICE AND PRODUCTION COST PER UNIT

The following table presents the average sales price (including transfers) and production costs per unit of crude oil and natural gas, net of reductions in respect of royalty payments:

	Norway			International			Total
Amounts in NOK	2002	2001	2000	2002	2001	2000	2002	2001	2000
Average Sales Price
crude oil (per barrel)	194.33	217.32	248.80	193.74	215.03	219.60	194.24	217.20	246.40
natural gas (per Sm3)	0.95	1.21	1.00	—	—	0.78	0.95	1.21	0.98
Average production cost1) (per boe)	22.50	23.60	22.20	23.10	38.00	26.10	22.60	24.10	22.50

1)	Average production cost no longer include operating cost transportation system. Previous calculations are restated according to this.

NORSK HYDRO ASA and subsidiaries
Notes to the consolidated financial statements

27. SUMMARY OF DIFFERENCES IN ACCOUNTING POLICIES AND RECONCILIATION OF US GAAP TO N GAAP

The financial statements prepared in accordance with accounting principles generally accepted in Norway presented on pages 88-90, differ in certain respects from US GAAP. Currently the differences are immaterial for Hydro. A reconciliation of net income and shareholders’ equity from US GAAP to Norwegian principles (N GAAP) and a description of these differences follow. The lines with a note reference reflect the variance between the US GAAP balance in that note and the N GAAP balance.

Reconciliation of US GAAP to N GAAP

Net income:
Amounts in NOK million	Notes	2002	2001	2000
Operating revenues US GAAP		162,936	152,835	156,861
Adjustments for N GAAP:
Change in unrealized losses (gains) commodity derivative instruments		9	134	—

Operating revenues – N GAAP		162,945	152,969	156,861

Operating costs and expenses US GAAP		143,095	131,752	128,395
Adjustments for N GAAP:
Change in unrealized gains (losses) commodity derivative instruments		(129)	180	(13)
Amortization goodwill	16	161	—	—
Other adjustments		—	—	(2)

Operating income before financial and other income – N GAAP		19,818	21,037	28,481

Equity in net income of non-consolidated investees – US GAAP		33	566	672
Adjustments for N GAAP:
Amortization goodwill non-consolidated investees		(10)	—	—
Interest income and other financial income		1,418	2,847	1,747
Other income, net		219	578	3,161

Earnings before interest expense and taxes (EBIT) – N GAAP		21,478	25,028	34,061
Interest expense and foreign exchange gain (loss)		517	(3,609)	(3,905)

Income before taxes and minority interest – N GAAP		21,995	21,419	30,156

Income tax expense – US GAAP		(13,278)	(13,750)	(16,178)
Adjustments for N GAAP:	10	(50)	17	(10)

Net income – N GAAP		8,667	7,686	13,968

Minority interest		15	177	18

Net income after minority interest – N GAAP		8,682	7,863	13,986

Shareholders’ equity:
Amounts in NOK million	Notes	2002	2001	2000

Shareholders’ equity – US GAAP		75,867	74,793	71,227
Unrealized gains commodity derivative instruments – current and long-term (a)		36	(106)	(59)
Cash Flow hedge – current and long-term (a)		(1,548)	(188)	—
Unrealized gain on securities (b)	13	(15)	(58)	—
Accumulated amortization goodwill (c)	16, 14	(154)	—	—
Deferred tax assets and liabilities – current and long-term (d)	10	414	96	10
Dividends payable (e)		(2,709)	(2,576)	(2,470)
Minority Interest (f)		1,143	1,051	1,419

Shareholders’ equity – N GAAP		73,034	73,012	70,127

Explanation of major differences between N GAAP and US GAAP
(a)  Derivative commodity contracts: Under N GAAP, unrealized gains and losses for commodity derivative instruments that are not hedge designated, and that are not traded on a liquid, regulated market, are netted for each portfolio and net unrealized gains are not recognized. For US GAAP, unrealized gains and losses are recorded to operating revenue for sales contracts or operating cost for purchase contracts. The instruments are accounted for as assets or liabilities at fair value.

     For N GAAP, cash flow hedges with derivative instruments are not recognized on the balance sheet or income statement, until the underlying hedged transactions actually occur. Under US GAAP, such instruments are accounted for as assets or liabilities as appropriate, at their fair value. Gains and losses on the hedging instruments are deferred in Other Comprehensive Income until the underlying transaction is recognized in earnings

(b)  Unrealized holding gain (loss) on securities: Under N GAAP, long term marketable equity and debt securities are carried at the lower of historical cost or market value. Under US GAAP, securities are carried at fair value and unrealized holding gains or losses are included in other comprehensive income, net of tax effects, for available for-sale securities.

(c)  Amortization of goodwill: Goodwill is amortized under N GAAP. Beginning 1 January, 2002, US GAAP does not allow amortization of goodwill, but requires that goodwill must be reviewed at least annually for impairment.

(d)  Deferred taxes: Under N GAAP, deferred taxes are recorded based upon the liability method similar to US GAAP. Differences occur primarily because items accounted for differently under US GAAP also have deferred tax effects. Under N GAAP, deferred tax assets and liabilities for each tax entity are netted and classified as a long term liability or asset. A reconciliation of the current and long term temporary differences giving rise to the N GAAP deferred tax asset and liability is provided in Note 10.

     Classification between current and long term for US GAAP is determined by the classification of the related asset or liability giving rise to the temporary difference. For each tax entity, deferred tax assets and liabilities are offset within the respective current or long term groups and presented as a single amount.

(e)  Dividends payable: For N GAAP, dividends proposed at the end of the year which will be declared and paid in the following year are recorded as a reduction to equity and as debt.

     For US GAAP, equity is reduced when dividends are declared.

(f)  Minority Interest: For N GAAP shareholders’ equity is presented including minority interest. In US GAAP share holders’ equity is presented excluding minority interest.

NORSK HYDRO ASA – N GAAP

Amounts in NOK million	Notes	2002	2001
INCOME STATEMENTS
Operating revenues		2,689	4,496

Raw materials and energy costs		1,201	3,100
Change in inventories of own production		(2)	(28)
Payroll and related costs	2, 3	989	623
Depreciation, depletion and amortization	4	43	74
Other		1,732	1,674

Total operating costs and expenses		3,963	5,443

Operating income		(1,274)	(947)

Financial income, net	5	3,994	14,478
Other income	5	3,368	—

Income before taxes		6,088	13,531
Current tax expense	6	112	(174)
Deferred tax benefit	6	82	330

Net income		6,282	13,687

Appropriation of net income and equity transfers:
Dividend proposed		(2,709)	(2,576)
Distributable equity		(3,573)	(11,111)

Total appropriation		(6,282)	(13,687)

STATEMENTS OF CASH FLOWS
Net income		6,282	13,687
Depreciation, depletion and amortization		43	74
Loss (gain) on sale of non-current assets		(3,257)	38
Other adjustments		(8,924)	(5,366)

Net cash provided by (used in) operating activities		(5,856)	8,433

Investments in subsidiaries		(3,386)	(693)
Sale of subsidiaries		21,801	(20)
Net purchases of other investments		(1,847)	(225)

Net cash provided by (used in) investing activities		16,568	(938)

Dividends paid		(2,576)	(2,470)
Other financing activities, net		(30,383)	852

Net cash used in financing activities		(32,959)	(1,618)

Foreign currency effects on cash flow		(196)	(19)

Net increase (decrease) in cash and cash equivalents		(22,443)	5,858
Cash and cash equivalents 01.01		25,240	19,382

Cash and cash equivalents 31.12		2,797	25,240

		31 December,
Amounts in NOK million	Notes	2002	2001
BALANCE SHEETS
ASSETS
Intangible assets		2	3

Property, plant and equipment	4	263	260

Shares in subsidiaries	7	34,200	49,430
Intercompany receivables		35,502	29,819
Non-consolidated investees	8	988	975
Prepaid pension, investments and other non-current assets	2, 9	6,806	4,976

Total financial non-current assets		77,496	85,200

Inventories	9	51	238
Accounts receivable, less allowances of 36 and 54		83	168
Intercompany receivables		29,846	34,397
Prepaid expenses and other current assets		3,564	2,137
Cash and cash equivalents		2,797	25,240

Current assets		36,341	62,180

Total assets		114,102	147,643

LIABILITIES AND SHAREHOLDERS’ EQUITY
Paid-in capital:
Share capital 266,596,650 at NOK 20	11	5,332	5,332
Treasury stock 8,636,118 at NOK 20		(173)	(179)
Paid-in premium		15,055	15,055
Other paid-in capital		33	15
Retained earnings:
Retained earnings		25,115	21,541
Treasury stock		(2,879)	(2,988)

Shareholders’ equity		42,483	38,776

Deferred tax liabilities	6	921	998
Other long-term liabilities		2,241	1,944

Long-term liabilities		3,162	2,942

Intercompany payables		1,315	106
Other long-term interest-bearing debt		28,457	36,843

Long-term debt		29,772	36,949

Bank loans and other interest-bearing short-term debt	9	3,677	3,511
Dividends payable		2,709	2,576
Intercompany payables		27,908	58,101
Current portion of long-term debt		1,770	1,779
Other current liabilities		2,621	3,009

Current liabilities		38,685	68,976

Total liabilities and shareholders’ equity		114,102	147,643

The accompanying notes are an integral part of the financial statements.

NORSK HYDRO ASA notes to the financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Norsk Hydro ASA are prepared in accordance with accounting principles generally accepted in Norway (N GAAP).

     Hydro’s general accounting policies are presented in Note 1 to the consolidated financial statements on pages 91-96. See Note 27 on pages 124 and 125 for an additional clarification of the major differences in accordance with N GAAP compared with US GAAP.

     Shares in subsidiaries and non-consolidated investees are in Norsk Hydro ASA’s financial statements presented according to the cost method. Group relief received is included in dividends from subsidiaries.

     Movements in paid-in capital is described in Note 3 to the consolidated financial statements.

     For information about risk management in Norsk Hydro ASA see Note 24 in Notes to the consolidated financial statements and the Risk Management discussion in the Operating and Financial Review and Prospects section of this report. The information given in Note 19 in Notes to the consolidated financial statements on payments on long-term debt also applies to Norsk Hydro ASA.

     Norsk Hydro ASA provides financing to most of the subsidiary companies in Norway as well as abroad. All employees working for Norsk Hydro Produksjon AS are employed by Norsk Hydro ASA.

2. EMPLOYEE RETIREMENT PLANS

Norsk Hydro ASA is affiliated with the Hydro Group’s Norwegian pension plans that are administered by Norsk Hydro’s independent pension trust. The assets managed by Norsk Hydro’s independent pension trust had the following investment profile at the end of 2002: Equity securities 26 percent, bonds 36 percent, real estate 24 percent and other 14 percent. The corresponding profile at the end of 2001 was: Equity securities 36 percent, bonds 30 percent, real estate 23 percent and other 11 percent.

     Norsk Hydro ASA’s employee retirement plans covered 14,538 participants as of 31 December, 2002 and 14,249 participants as of 31 December, 2001.

Net periodic pension cost

Amounts in NOK million	2002	2001
Defined benefit plans:
Benefits earned during the year.	362	334
Interest cost on prior period benefit obligation	620	540
Expected return on plan assets	(674)	(707)
Recognized net loss	61	45
Amortization of prior service cost	77	83
Amortization of net transition asset	(45)	(44)
Curtailment loss	160	116

Net periodic pension cost	561	367
Termination benefits and other	218	442

Total net periodic pension cost	779	809

Change in projected benefit obligation (PBO)

Amounts in NOK million	2002	2001
Projected benefit obligation at beginning of year	(8,509)	(6,973)
Benefits earned during the year	(362)	(334)
Interest cost on prior period benefit obligation	(620)	(540)
Actuarial loss	(1,800)	(865)
Plan amendments	63	(150)
Benefits paid	334	314
Curtailment loss	(26)	(10)
Settlements	44	49
Special termination benefits	(170)	—

Projected benefit obligation at end of year	(11,046)	(8,509)

Change in pension plan assets

Amounts in NOK million	2002	2001
Fair value of plan assets at beginning of year	8,085	9,005
Actual return on plan assets	(614)	(595)
Company contributions	500	—
Benefits paid	(294)	(276)
Settlements	(26)	(49)

Fair value of plan assets at end of year	7,651	8,085

Status of pension plans reconciled to balance sheet

Amounts in NOK million	2002	2001
Defined benefit plans:
Funded status of the plans at end of year	(3,395)	(424)
Unrecognized net loss	5,103	2,076
Unrecognized prior service cost	735	1,008
Unrecognized net transition asset	(4)	(48)

Net prepaid pension recognized	2,439	2,612
Termination benefits and other	(644)	(792)

Total net prepaid pension recognized	1,795	1,820

NORSK HYDRO ASA notes to the financial statements

Amounts recognized in the balance sheet consist of:

Prepaid pension	3,808	3,441
Accrued pension liabilities	(2,013)	(1,621)

Net amount recognized	1,795	1,820

Assumptions at end of year

	2002	2001
Discount rate	7.0%	7.5%
Expected return on plan assets	8.0%	8.5%
Expected salary increase	4.0%	3.5%
Expected pension increase	3.5%	2.5%

See Note 20 in Notes to the consolidated financial statements for further information.

3. REMUNERATIONS AND OTHER

Remuneration of the members of the corporate assembly and the board of directors was NOK 434,000 and NOK 2,271,000, respectively. The president’s salary and other benefits totaled NOK 4,432,000 in 2002 and NOK 3,935,000 in 2001. Remuneration to the president for 2001 includes remuneration to Egil Myklebust in the first four months of 2001 as a Board member.

     The president is entitled to retire at 62 years of age with a pension benefit representing 65 percent of his salary. The company’s employment contract with the president provides that, in the event that employment terminates, he has the right to salary and the accrual of pension rights for a three year period. The company’s obligation can be reduced by salary received or pension rights accrued from other sources. His employment can, at certain conditions continue after retirement as president.

     The present Board Chairman retired as president in May 2001. He continued to be employed by the company in accordance with his employment contract from 1991.Total salary and other benefits, exclusive of remuneration as Board Chairman, amounted to NOK 3,676,000 for 2002. In addition he has pension rights in accordance with Hydro’s normal pension scheme with a 65 year retirement age and a pension based on 65 percent of basis salary.

     On 14 June 2002, the Board approved a new stock option plan for corporate officers and certain key employees, in addition to expanding the existing subsidized share-purchase plan for employees. Refer to note 4 in Notes to the consolidated financial statements for a description of stock based compensation. In addition, there is established a stronger element of performance rewards in Hydro’s compensation system: a bonus linked to achieving performance goals in the business plans for various units in Hydro. The bonus is limited to a maximum of one month’s salary per year for employees. For approximately 100 managers with substantial responsibility for performance, the bonus is limited to a maximum of two months salary. For top management – around 30 persons – the bonus is limited to a maximum of three months salary. For the president the board decided in 2002 to increase the upper limit of the bonus to six months salary for 2003 with possible payment in 2004. Performance goals established eliminates effects of price variations of the company’s main products and foreign exchange fluctuations. It is the actual improvements of Hydro’s activities that will be measured and rewarded. Thorleif Enger, a member of the Corporate Management Board, received in 2002 a bonus in connection with achieved performance targets for Agri in 2001. The bonus amounted to NOK 306,000. No other senior management received a bonus for 2001. The bonus to the President for 2002, to be paid in 2003, amounts to NOK 630,000.

     Partners and employees of Hydro’s appointed independent auditors, Deloitte & Touche AS, own no shares in Norsk Hydro ASA or any of its subsidiaries. Fees in 2002 to Deloitte & Touche AS for ordinary audit were NOK 4,950,000 for Norsk Hydro ASA and NOK 12,522,000 for the Norwegian subsidiaries. Fees for audit-related services were NOK 2,599,000 for Norsk Hydro ASA and NOK 4,387,000 for the Norwegian subsidiaries. Fees for other services were NOK 1,157,000 for Norsk Hydro ASA and NOK 4,761,000 for the Norwegian subsidiaries. Deloitte Consulting AS, an affiliate company of Deloitte & Touche AS in Norway, has provided services to Hydro in the amount of NOK 4,724,000 of which NOK 800,000 was allocated to Norsk Hydro ASA and the remaining amount for the Norwegian subsidiaries.

     For 2002, the estimated adjustment to the tax basis (consolidated RISK) of shares for shareholders in Norsk Hydro ASA is a positive amount of NOK 14.90 per share.

     Members of the board of directors are elected for two year terms. Their rights and obligations as board members are solely and specifically provided for in the company’s articles of association and Norwegian law. The company has no significant contracts in which a board member has a material interest.

     In 2002, the average number of employees in the Group was 42,615, compared to 36,867 for 2001. The corresponding figure for the parent company was 8,309 employees in 2002 versus 9,148 in 2001. A substantial part of the employees in Norsk Hydro ASA are engaged in activities for other Group companies. The costs for these employees are accounted for on a net basis reducing Payroll and related costs.

Amounts in NOK million	2002	2001
Payroll and related costs:
Salaries	4,974	4,888
Social security costs	797	713
Social benefits	201	43
Net periodic pension costs (Note 2)	779	809
Internal invoicing of payroll related costs	(5,762)	(5,830)

Total	989	623

Total loans to the company’s employees, members of the corporate assembly and board of directors as of 31 December, 2002 are NOK 983 million. All loans are given in accordance with general market terms. Loans given to members of the Board and their number of shares owned as of 31 December, 2002 are:

	Loans
	outstanding1)	Number of shares
Egil Myklebust	2,450	4,244
Borger A. Lenth		144
Gudmund Per Olsen	28	791
Anne Cath.Høeg Rasmussen		1,014
Odd Semstrøm	53	75
Per Wold		858

1)	Amounts in NOK thousands. All loans granted prior to July 30, 2002.

Members, observers and deputy members of the corporate assembly owning ordinary shares as of 31 December, 2002 are:

Number of shares
Erna Flatturn Berg	155
Roy Brenden	31
Sjur Bøyum	858
Anne-Margrethe Firing	167
Jan Einar Forsmo	60
Solveig Frøynes	105
Kjell Furseth	234
Geir Hansen	29
Westye Høegh	16,212
Oddvar Karlsen	173
Leena M. Klaveness	101
Kjell Kvinge	145
Sylvi A. Lem	150
Jon-Arne Mo	176
Jarle Molde	120
Geir Nilsen	1
John-Arne Nilsen	109
Nils-Egil Nilsen	29
Roy Rudberg	89
Rune Strande	34
Anne Merete Steensland	2,272
Sven Ullring	26
Morten Ødegård	139
Kjell Aamot	30
Svein Aaser	1,872

Loans to senior management as of 31 December, 2002 and their ownership of shares and options (see Note 4, page 99) are:

	Loans outstanding 1)	Number of shares	Options
Eivind Reiten	—	6,987	20,000
Alexandra Bech	269	872	9,000
Thorleif Enger	—	16,838	14,000
John O. Otterstad	667	8,184	9,000
Jon-Harald Nilsen	227	216	14,000
Tore Torvund	460	3,532	14,000

Outstanding
loan particulars: 2)	Interest Loan repayments		Amount
Alexandra Bech	7.0%	5-15 years	269
John O.Otterstad	7.0%	5-15 years	667
Jon-Harald Nilsen	7.0%	5-15 years	227
Tore Torvund	7.0%	5-15 years	460

1)	Amounts in NOK thousands. All loans granted prior to July 30, 2002.
2)	Each member of senior management has, in addition, minor interest-free loans for shares and/or PC equipment, in accordance with the company’s terms for employees.

NORSK HYDRO ASA notes to the financial statements

4. PROPERTY, PLANT AND EQUIPMENT

			Plant under
Amounts in NOK million	Machinery, etc	Buildings	construction	Other	Total
Cost 31.12.2001	306	188	58	19	571
Additions at cost	57	3	20	—	80
Retirements	(66)	(102)	—	—	(168)
Transfers	16	17	(33)	—	—
Accumulated depreciation 31.12.2002	(178)	(42)	—	—	(220)

Net book value 31.12.2002	135	64	45	19	263

Depreciation in 2002	(38)	(3)	—	—	(41	)1)

1)	In addition, amortization of intangible assets amounts to NOK 2 million.

5. FINANCIAL INCOME AND EXPENSE, AND OTHER INCOME

Amounts in NOK million	2002	2001
Dividends from subsidiaries	3,405	14,934
Dividends from non-consolidated investees	61	56
Interest from group companies	3,856	4,183
Other interest income	781	1,880
Interest paid to group companies	(1,432)	(3,584)
Other interest expense	(2,430)	(3,161)
Other financial income, net	(247)	170

Financial income, net	3,994	14,478

“Other income” for 2002 was NOK 3,368 million, whereof NOK 3,342 million relates to the sale of Norsk Hydro Sverige AS to Norsk Hydro Produksjon AS. There was no Other income in 2001.

6. INCOME TAXES

The tax effect of temporary differences resulting in the deferred tax assets (liabilities) and the change in temporary differences are:

	Temporary differences
	Tax effected		Change
Amounts in NOK million	2002	2001	2002	2001
Short-term items	36	84	(57)	(381)
Write-down on shares	(633)	(652)	68	(17)
Prepaid pension	(1,066)	(964)	(356)	59
Pension liabilities	564	454	399	1,037
Other long-term	178	80	239	14

Deferred tax liabilities	(921)	(998)
Change for year			293	712

Change in temporary differences for 2001 includes the effect of the liquidation of a subsidiary in Great Britan.

Reconciliation of nominal statutory tax rate to effective tax rate.

Amounts in NOK million	2002	2001
Income (loss) before taxes	6,088	13,531
Expected income taxes at statutory tax rate	1,704	3,789
Tax free income	(1,027)	(42)
Dividend exclusion	(702)	(3,583)
Effect of liquidation subsidiary	—	(139)
Non-deductible expenses and other, net	(169)	(181)

Income tax expense	(194)	(156)
Effective tax rate	(3.19%)	(1.15%)

See Note 10 in Notes to the consolidated financial statements for further information

7. SHARES IN SUBSIDIARIES

		Percentage of			Book value
		shares owned by	Total share capital of		31.12.2002
Company name:		Norsk Hydro	the company (1,000’s)		(in NOK 1,000’s)
Oil and Energy:	Norsk Hydro Kraft OY	100	EUR	34	269
	Norsk Hydro Technology Ventures AS	100	NOK	6,000	70,150
	Norsk Hydro Electrolysers As	100	NOK	4,000	4,300
Aluminium:	Hydro Aluminium AS	100	NOK	2,167,001	4,866,019
	Norsk Hydro Magnesiumgesellschaft mbH1)	2	EUR	512	179
	Hydro Aluminium Acro 2)	24.30	BRL	64,179	50,391
Agri:	Hydro Agri Hellas S.A.	100	EUR	264	2,277
	Djupvasskaia AS	100	NOK	1,000	9,205
	Hydro Agri Argentina S.A	100	USD	33,012	275,199
	Hydro Agri Colombia Ltda.	100	COP	4,842,549	16,749
	Hydro Agri Russland AS.	100	NOK	21,200	21,200
	Hydro Agri Uruguay S.A.	100	USD	1,005	7,231
	Hydro Agri Venezuela C.A.	60	VEB	363,000	125
	Hydro Nordic, S.A.	100	GTQ	8,500	24,259
	Hydroship a.s	100	NOK	280,000	280,000
	Hydroship Services AS	100	NOK	1,039	1,039
	Norensacados C.A.	60	VEB	15,000	140
	Norsk Hydro Chile S.A.	100	CLP	944,820	13,071
	Norsk Hydro (Far East) Ltd.	100	HKD	50	60
	Ceylon Oxygen Ltd.	70.85	LKR	90,000	29,575
	Okledyh Management AS	93.20	NOK	139	9,565
	Hydro Wax AS	100	NOK	3,750	3,750
	Hydro Gas and Chemicals AS	100	NOK	15,100	49,416
	Gellyfeed AS	100	NOK	1,500	1,515
	Hydro Agri Norge AS	100	NOK	400,000	1,500,000
	Hydro Agri Rus Ltd.	100	RUB	54,158	21,789
Other activities:	Hydro Pronova AS	100	NOK	59,644	846,634
	Industriforsikring AS	100	NOK	20,000	20,000
	Norsk Bulk AB	100	SEK	102	2,551
	Retroplast AS	100	NOK	50	18,826
	Grenland Industriutvikling AS	100	NOK	51,750	60,950
	Hydro Porsgrunn Eiendomsforvaltning AS	100	NOK	2,500	5,500
Corporate:	Norsk Hydro Plastic Pipe AS	100	NOK	10,000	91,472
	Norsk Hydro Asia Pte. Ltd.	100	SGD	243,145	1,114,364
	Norsk Hydro Brasil Ltda.	100	BRL	46,976	135,544
	Norsk Hydro Danmark AS	100	DKK	1,002,000	4,515,523
	Hydro Aluminium Deutschland GmbH	100	EUR	56,242	1,089,938
	Norsk Hydros Handelsselskap AS	100	NOK	1,000	1,000
	Norsk Hydro Produksjon AS	100	NOK	200,000	18,811,324
	Norsk Hydro Russland AS	100	NOK	19,000	19,000
	Norsk Hydro Americas, Inc.	100	USD	30,000	209,917

Total					34,200,016

The foreign currency designation indicates country of domicile. Percentage of shares owned equals percentage of voting shares owned. A number of the above-mentioned companies also own shares in other companies as specified in their annual reports.

1)	The company is owned 98 percent by Hydro Aluminium Deutschland GmbH and 2 percent by Norsk Hydro ASA.
2)	The company is owned 68.3 percent by Norsk Hydro Brasil Ltda., 7.4 percent of a subsidiary of Norsk Hydro Produksjon AS and 24.3 percent by Norsk Hydro ASA.

NORSK HYDRO ASA notes to the financial statements

8. SHARES IN NON-CONSOLIDATED INVESTEES

The most significant investments in non-consolidated investees for Norsk Hydro ASA are (amounts in NOK million):

	Percentage owned		Book value as of	Long-term
Name	(equals voting rights)	Country	31 December, 2002	advances	Total
Compania Industrial de Resinas Sinteticas - CIRES SA	26.2%	Portugal	100	—	100
Phosyn Plc.	35.0%	Great Britain	79	—	79
Hydro Agri Trade Maroc	50.0%	Marocco	71	—	71
Suzhou Huasu Plastics Co. Ltd.	31.8%	China	67	65	132
Qatar Fertilizer Company (S.A.Q.)	25.0%	Qatar	43	—	43
Scanraff 1)	21.5%	Sweden	—	330	330
Other			93	140	233

Total			453	535	988

1)	Indirectly owned by Norsk Hydro ASA.

9. SPECIFICATION OF BALANCE SHEET ITEMS

Amounts in NOK million	2002	2001
Prepaid pension, investments and other non-current assets:
Other investments	1,054	397
Prepaid pension	3,808	3,441
Other non-current assets	1,944	1,138

Total	6,806	4,976

Inventories:
Raw materials	3	157
Finished goods	48	81

Total	51	238

Bank loans and other short-term interest-bearing debt:
Bank overdraft	1,522	1,042
Other interest-bearing debt	2,155	2,469

Total	3,677	3,511

10. GUARANTEES

Norsk Hydro ASA provides guarantees arising in the ordinary course of business including stand-by letters of credit, letters of credit, performance bonds and various payment or financial guarantees.

Amounts in NOK million	2002	2001
Guarantees (off-balance sheet):
Guarantees of debt	1,587	1,577
Indirect guarantees	7,616	4,513

Total	9,203	6,090

11. NUMBER OF SHARES OUTSTANDING, SHAREHOLDERS, ETC.

The share capital of the company is NOK 5,331,933,000. It consists of 266,596,650 ordinary shares at NOK 20 per share. As of 31 December, 2002 the company had purchased 8,636,118 treasury stocks at a cost of NOK 3.1 billion. For further information on these issues see Note 3 in Notes to the consolidated financial statements.

     Shareholders holding one percent or more of the total 257,960,532 shares outstanding as of 31 December, 2002 are according to information in the Norwegian securities’ registry system (Verdipapirsentralen):

Name	Number of shares
Ministry of Trade and Industry	116,832,770
Morgan Guaranty Trust Co. of NY 1)	16,353,971
Folketrygdfondet	10,625,375
State Street Bank & Trust 2)	9,920,497
JP Morgan Chase Bank2)	9,776,751
JP Morgan Chase Bank2)	4,555,000
Euroclear Bank SA	4,385,099
JP Morgan Chase Bank 2)	4,064,000
JP Morgan Chase Bank 2)	2,867,859

1)	Representing American Depositary Shares.
2)	Client accounts and similar.

Independent auditor’s report

To the annual general meeting of Norsk Hydro ASA

INDEPENDENT AUDITORS’ REPORT FOR N GAAP FINANCIAL STATEMENTS
We have audited the financial statements of Norsk Hydro ASA and its subsidiaries as of 31 December 2002, showing a profit of NOK 6,282 million for the parent company and a profit of NOK 8,667 million for the group. We have also audited the information in the Board of Directors’ report concerning the financial statements, the going concern assumption, and the proposal for the allocation of net income. Financial statements comprise the balance sheet, the statement of income, the statement of cash flows, the accompanying notes and the group accounts. These financial statements, which are presented in accordance with accounting principles generally accepted in Norway, are the responsibility of the Company’s Board of Directors and the Company’s President. Our responsibility is to express an opinion on these financial statements and on certain other information according to the requirements of the Norwegian Act on Auditing and Auditors.

     We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards generally accepted in Norway. Auditing standards generally accepted in Norway require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards generally accepted in Norway, an audit also comprises a review of the management of the Company’s financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

•	the financial statements, as shown on page 88-90 and page 126, are prepared in accordance with the law and regulations and present fair- ly, in material respects, the financial position of the Company as of 31 December 2002 and the results of its operations and its cash flows for the period ended 31 December 2002, in accordance with accounting principles generally accepted in Norway;

•	the Company’s management has fulfilled its duty to maintain the Company’s accounting process in such a proper and well-arranged manner that the accounting process is in accordance with the law and accounting practices generally accepted in Norway; and

•	the information in the Board of Directors’ report, as shown on page 30-35, concerning the financial statements, the going concern assumption, and the proposal for the allocation of net income is consistent with the financial statements and complies with the law and regulations.

Oslo, Norway, 28 February, 2003
DELOITTE & TOUCHE AS

Ingebret G. Hisdal-State Authorized Public Accountant, (Norway)

To the annual general meeting of Norsk Hydro ASA

INDEPENDENT AUDITORS’ REPORT FOR US GAAP FINANCIAL STATEMENTS
We have audited the consolidated balance sheets of Norsk Hydro ASA and subsidiaries of December 31, 2002 and 2001, and the related consolidated income statements, statements of comprehensive income, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements on pages 86-88 present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the financial statements, the Company changed it’s method of accounting for derivatives in 2001 and goodwill and other intangible assets in 2002 to conform to newly adopted accounting principles.

Oslo, Norway, 28 February,  2003
DELOITTE & TOUCHE AS

Ingebret G. Hisdal - State Authorized Public Accountants, (Norway)

Corporate assembly

CORPORATE ASSEMBLY

The following were members of Norsk Hydro’s corporate assembly at the end of 2002:

Sven Ullring (chairman)
Svein Steen Thomassen (vice chairman)
Ellen Holanger Andenæs
Kjell Furseth
Aase Gudding Gresvig
Westye Høegh
Idar Kreutzer
Kjell Kvinge
Sylvi A. Lem
Jon-Arne Mo
Jarle Molde
Geir Nilsen
John-Arne Nilsen
Anne Merete Steensland
Rune Strande
Sigurd Støren
Siri Teigum
Kjell Aamot
Svein Aaser

OBSERVERS:
Ingar Aas-Haug
Oddvar Karlsen
Nils-Egel Nilsen

DEPUTY MEMBERS:
Erna Flattum Berg
Roy Brenden
Sjur Bøyum
Anne-Margrethe Firing
Jan Einar Forsmo
Solveig Frøynes
Geir Hansen
Leena Marjatta Klaveness
Karen Helene Midelfart
Roy Rudberg
Sten-Arthur Sælør
Terje Venold
Morten Ødegård

STATEMENT OF THE CORPORATE ASSEMBLY TO THE ANNUAL GENERAL MEETING OF NORSK HYDRO ASA
The board of directors’ proposal for the financial statements for the financial year 2002 and the Auditors’ report have been submitted to the corporate assembly. The corporate assembly recommends that the directors’ proposal regarding the financial statements for 2002 for the parent company, Norsk Hydro ASA, and for Norsk Hydro ASA and its subsidiaries be approved by the annual general meeting, and that the net income for 2002 of Norsk Hydro ASA be appropriated as recommended by the directors.

Oslo, Norway, 28 February, 2003
Sven Ullring

NORSK HYDRO operational data

EXPLORATION AND PRODUCTION

Proved reserves as of 31 December, 2002 (SEC definition)			Hydro’s share
			Hydro	Total	Oil/NGL	Gas	Gas	Prod.
Field	Block	Operator	%-interest	mill. boe	mill. boe	bill. cf	bill. Sm3	start up
Troll	31/2, 31/3, 31/5, 31/6	Norsk Hydro/Statoil	9.78	627	67	3,254	92.0	1995/1996
Oseberg fields	30/6, 30/9	Norsk Hydro	34.00	354	146	1,150	32.5	1988
Grane	25/11	Norsk Hydro	38.00	201	201	—	—	2003
Åsgard	6407/2, 6506/11,12, 6507/11	Statoil	9.60	162	69	521	14.8	1999
Snorre fields	34/4, 34/7, 33/9	Norsk Hydro	5.98 - 17.65	138	128	47	1.3	1992
Ekofisk fields	2/4, 2/5, 2/7	ConocoPhillips	5.81 - 6.65	90	76	79	2.2	1971
Visund	34/8, 34/7	Norsk Hydro	20.30	90	40	277	7.8	1999
Sleipner fields	15/6, 15/9, 16/7	Statoil	8.85 - 10.00	60	15	246	7.0	1993
Kvitebjørn	34/11	Statoil	15.00	49	13	192	5.4	2004
Gullfaks fields	34/10, 33/12	Statoil	9.00	41	28	72	2.0	1986
Kristin	6406/2, 6506/11	Statoil	12.00	39	24	90	2.6	2005
Tune	30/8, 30/5, 30/6	Norsk Hydro	40.00	32	7	141	4.0	2002
Fram Vest	35/11	Norsk Hydro	25.00	23	19	23	0.6	2003
Norne	6608/10, 6508/1	Statoil	8.10	22	16	28	0.8	1997
Mikkel	6407/5,6	Statoil	10.00	17	7	57	1.6	2003
Njord	6407/7,10	Norsk Hydro	22.50	8	8	—	—	1997
Brage	31/4, 30/6, 31/7	Norsk Hydro	23.20 - 24.44	4	4	1	—	1993
Vale	25/4	Norsk Hydro	28.53	2	1	6	0.2	2002
Snøhvit	7120/6,7,8,9, 7121/4,5,7	Statoil	10.00	90	13	429	12.1	2005
Byggve/Skirne	25/5	TotalFinaElf	10.00	4	1	16	0.5	2004

Total Norway				2,053	883	6,629	187.4

Hibernia	Grand Banks, Canada	HMDC*	5.00	17	17	—	—	1997
Terra Nova	Grand Banks, Canada	Petro-Canada	15.00	31	31	—	—	2002
Girassol	Block 17, Angola	TotalFinaElf	10.00	32	32	—	—	2001
Dalia	Block 17, Angola	TotalFinaElf	10.00	30	30	—	—	2005
Jasmim	Block 17, Angola	TotalFinaElf	10.00	5	5	—	—	2003
Rosa/Lirio	Block 17, Angola	TotalFinaElf	10.00	22	22	—	—	2006
Kharyaga	Timan Pechora, Russia	TotalFinaElf	40.00	21	21	—	—	1999
Mabruk	Sirte Basin, Libya	TotalFinaElf	25.00	9	9	—	—	1995
Murzuq	Sirte Basin, Libya	Repsol	8.00	5	5	—	—	2004

Total International				172	172	—	—

Total				2,225	1,055	6,629	187.4

*	HMDC: Hibernia Management Development Company

NORSK HYDRO operational data

EXPLORATION AND PRODUCTION

					Hydro’s share
2002 production of oil and gas		Hydro’s	Total	Oil/NGL	Gas	Gas	Remaining	License
Field	Operator	%-interest	mill. boe	mill. boe	bill. cf	bill. Sm3	Prod. Period	Period
Oseberg fields	Norsk Hydro	**34.00 - 40.00	42	36	33	0.9	2013 - 2018	2017 - 2031
Troll	Norsk Hydro /Statoil	9.78	29	14	89	2.5	2030	2030
Snorre fields	Norsk Hydro	5.98 - 17.65	24	23	5	0.1	2010 - 2019	2015 - 2024
Sleipner fields	Statoil	8.85 - 10.00	12	4	45	1.4	2008 - 2014	2014 - 2018
Åsgard	Statoil	9.60	12	8	25	0.7	2026	2027
Ekofisk fields	ConocoPhillips	5.81 - 6.65	10	9	9	0.2	2018 - 2023	2028
Gullfaks fields	Statoil	9.00	9	8	8	0.2	2011	2016
Norne	Statoil	8.10	6	5	2	0.1	2015	2026
Brage	Norsk Hydro	23.20 - 24.44	4	3	1	—	2006	2017
Visund	Norsk Hydro	20.30	3	3	—	—	2022	2023
Njord	Norsk Hydro	22.50	3	3	—	—	2006	2021 - 2023
Frigg	TotalFinaElf	19.99	1	—	8	0.2		2015
Varg	Pertra	***42.00	1	1	—	—		2011
Others (Heimdal and Vale)	Norsk Hydro		1	—	2	0.1	2009	2021

Total Norway			157	117	227	6.4

Girassol	TotalFinaElf	10.00	7	7	—	—	2018	2027
Terra Nova	Petro-Canada	15.00	6	6	—	—	2013	2093
Hibernia	HMDC*	5.00	3	3	—	—	2015	2085
Kharyaga	TotalFinaElf	40.00	1	1	—	—	2025	2031
Mabruk	TotalFinaElf	25.00	1	1	—	—	2028	2028

Total International			18	18	—	—

Total			****175	135	227	6.4

*	HMDC: Hibernia Management Development Company.
**	Hydro’s ownership interests in the Oseberg fields ranged from 19.60 to 32.02 percent before the acquisition of SDFI assets on 10 May 2002. Following the acquisition of SDFI assets, Hydro’s ownership interests increased to 34 percent in the Oseberg, Oseberg Sør and Oseberg Øst fields and 40 percent in the Tune field.
***	Hydro transferred its ownership interest of 42 percent together with its operatorship in the Varg field to Pertra on 1 August 2002.
****	Average daily production in 2002 was 480,000 boe.

ENERGY

	2002	2001	2000
Total power available (Terrawatt hours TWh)	19.4	20.4	19.8
From own power stations	10.1	9.6	11.3
Lease production	0.2	0.2	0.2
Average spot price NOK/kWh	0.201	0.187	0.103
Oiltrading and refining (thousand tonnes):
Crude oil/NGL	19,068	17,507	16,307
Oil products	2,326	2,912	2,795

Oiltrading	21,394	20,419	19,102

Gasoline	660	841	956
Medium destillates	796	897	915
Heavy fuel oil	550	440	516
Other	36	66	59

Refining	2,042	2,244	2447

OIL MARKETING

Marketing (Sales 1,000 m3)1)	2002	2001	2000
Gasoline	1,476	1,500	1,534
Gasoil	2,074	2,084	2,042

Market share 2002 1)	Sweden	Denmark	Norway

Gasoline	10.5%	15.6%	20.0%
Gasoil	14.5%	18.0%	16.2%

1)	Includes 100 percent of Hydro Texaco.

ALUMINIUM

Tonnes	2002	2001	2000
Production of alumina	1,272,000	1,002,000	898,000
Production of primary aluminium:
Karmøy	273,000	272,000	270,000
Årdal	206,000	206,000	204,000
Rheinwerk	173,000
Sunndal	153,000	156,000	154,000
Kurri-Kurri	122,000
Høyanger	73,000	71,000	72,000
Søral (Hydro’s ownership interest 49.9 percent)	67,000	62,000	62,000
Elbewerk	48,000
Other	138,000	18,000	17,000

Total	1,253,000	785,000	779,000

Remelting	449,000	425,000	387,000
Semi-fabricating:
Extruded products	512,000	442,000	448,000
Rolled products	693,000	133,000	134,000
Wire rod and other	75,000	60,000	82,000
Primary aluminium London Metal Exchange 3-month price US dollar/tonne (avg.)	1,365	1,454	1,567

NORSK HYDRO operational data

MAGNESIUM

Tonnes	2002	2001	2000
Production and remelting of primary magnesium	80,000	102,000	110,000

AGRI

Thousand tonnes	2002	2001	2000
Consumption of raw materials
Rock phosphate	1,100	1,200	1,200
Potassium	860	830	800
Oil and gas (million toe)	3.5	3.6	3.8
Production of ammonia (NH3)
Hydro’s own production	4,050	3,950	4,000
Hydro’s share of non-consolidated investees’ production	850	840	830
Production of fertilizer
Hydro’s own production	11,100	11,400	12,200
Hydro’s share of non-consolidated investees’ production	1,150	1,300	1,200
Sales including third-party products 1)	21,700	20,200	22,100
Europe	10,100	10,200	12,500
Outside Europe	11,600	10,000	9,600
Fertilizer prices - average monthly quotations
CAN - cif Germany USD/tonne	111	119	103
DAP - fob US Gulf USD/tonne	157	147	154
Urea - fob Middle East USD/tonne	109	109	110
NH3 - fob Caribbean USD/tonne	110	137	148

1)	Sales volume includes fertilizer products and nitrogen products for technical use.

PETROCHEMICALS

Production in tonnes	2002	2001	2000
Base products:
VCM	540,000	591,000	536,000
Caustic Soda	262,000	279,000	271,000
PVC	528,000	537,000	521,000
S-PVC	458,000	465,000	445,000
P-PVC	70,000	72,000	76,000
PVC-Compounds	128,000	143,000	154,000
Average prices Western Europe:
Ethylene - EUR/tonne delivered	518	616	662
VCM - Spot Export FOB US dollar/tonne	451	345	562
S-PVC - EUR/tonne delivered	714	656	857

General information

ANNUAL GENERAL MEETING

The annual general meeting of Norsk Hydro ASA will be held at the Radisson SAS Scandinavia Hotel at Holbergsgt. 30, Oslo, Norway, on Wednesday, 7 May, 2003 at 4.30 pm CET.

Shareholders who wish to attend the annual general meeting are asked to inform the following registrar by 4 pm CET on Friday, 2 May, 2003:

Den norske Bank Verdipapirservice Stranden 21, N-0021 Oslo Telephone:+47 22 48 35 84 Fax.: +47 22 48 11 71

Any shareholder may appoint a proxy with written authority to attend the meeting and to vote on his or her behalf. In accordance with the company’s articles of association, notice of the annual general meeting will be published in Aftenposten, Dagens Næringsliv and Dagsavisen.

DIVIDEND PAYMENT
 The proposal of the board of directors for dividend payments will be considered at the annual general meeting. Provided the proposal is approved, dividends will be sent on Wednesday 21 May, 2003, to persons listed in the register of shareholders of the Norwegian Registry of Securities (VPS) on 7 May, 2003, or who are authorized by the shareholder to receive the dividend. In case of a dividend payment to foreign shareholders, Norwegian source-tax will be deducted in accordance with the current regulations. All shares will be quoted exclusive of dividend on the Oslo Stock Exchange from and including Thursday, 8 May, 2003, and on the New York Stock Exchange from and including Monday, 5 May, 2003.

QUARTERLY RESULTS
 Hydro issues quarterly financial reports. The dates for publication of the quarterly results in 2003 are:

1st quarter: 28 April 2nd quarter: 21 July 3rd quarter: 20 October

The results will be released at 9:30 am CET. The company reserves the right to change the dates.

INFORMATION FROM THE COMPANY

Hydro’s annual report and quarterly reports are available in Norwegian and English. The Company also prepares in English an annual report, Form 20-F, and quarterly reports, Form 6-K, for the Securities and Exchange Commission in the US. These reports, together with further information on Hydro’s activities, can be obtained on request from the Corporate Communication department at Hydro. This information is also available on the Internet: www.hydro.com

     Norsk Hydro prepares its financial statements in accordance with generally accepted accounting principles in Norway (N GAAP) and in the United States (US GAAP). The Comments of the Hydro’s Board of Directors concerning developments in the operations of the operating segments are applicable to both sets of accounting principles, unless otherwise stated. The differences in net income under N GAAP and US GAAP are immaterial and are presented in note 27 to the consolidated financial statements.

ADDRESS
Hydro’s head office has the address:

Norsk Hydro ASA Bygdøy allé 2, N-0240 Oslo, Norway Telephone: +47 22 53 81 00 Fax: +47 22 53 27 25 E-mail: corporate@hydro.com

CHANGE OF ADDRESS
 Shareholders registered in the Norwegian Registry of Securities should send information on changes of address to their registrars and not directly to the company.